

# Prologis Proxy Statement

## Notice of Annual Meeting of Stockholders

Tuesday, April 28, 2026
1:30 p.m. Pacific Time

The date of this Proxy Statement is March 19, 2026.

# Notice of 2026 Annual Meeting of Stockholders

March 19, 2026

To our stockholders:

I invite you to attend the 2026 Annual Meeting of Stockholders of Prologis, Inc. at 1:30 p.m. Pacific Time on April 28, 2026. Our Annual Meeting will be held in a virtual format only. You will not be able to attend the Annual Meeting in person.

**Items of business. The following items of business will be conducted at our 2026 Annual Meeting of Stockholders:**

1. **Election of 11 directors to our Board to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified.**

2. **Nonbinding advisory vote to approve the company's executive compensation for 2025.**

3. **Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year 2026.**

4. **Consideration of any other matters that may properly come before the meeting and at any adjournments or postponements of the meeting.**

**Record Date.** If you were a holder of shares of our common stock at the close of business on March 6, 2026, you are entitled to receive this notice and to vote at the Annual Meeting and any adjournment(s) or postponement(s) of the Annual Meeting.

**How to Vote.** You can vote your shares by proxy through the internet, by telephone or by mail using the instructions on the proxy card, or you can vote during the virtual Annual Meeting. Any proxy may be revoked in the manner described in the accompanying Proxy Statement at any time prior to its exercise at the Annual Meeting.

**Meeting Attendance.** To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/PLD2026 you must enter the control number found on your proxy card or voting instruction form or notice you previously received. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.

**Proxy Materials.** On or about March 19, 2026, we intend to distribute to our stockholders:

(i) Either in printed form by mail or electronically by email, a Notice of Annual Meeting and Internet Availability of Proxy Materials containing instructions on: (a) how to electronically access our 2026 Proxy Statement and 2025 Annual Report to Stockholders, which includes our 2025 Annual Report on Form 10-K; (b) how to vote; and (c) how to request printed proxy materials (if desired).

(ii) If requested or required, printed proxy materials, which will include our 2026 Proxy Statement, our 2025 Annual Report on Form 10-K and a proxy card.

On behalf of the Board of Directors,

DEBORAH K. BRIONES
Chief Legal Officer, General Counsel and Secretary

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 28, 2026:** This Proxy Statement and accompanying form of proxy are first being made available to you on or about March 19, 2026. Proxy materials are available at www.proxyvote.com.

# Table of Contents

This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting of Stockholders. Please read it carefully.

The following summary highlights information contained in this Proxy Statement. This summary does not contain all the information you should consider, and you should read the entire Proxy Statement before voting. For more complete information regarding our 2025 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2025. All company operational information in this Proxy Statement is for the year ended or as of December 31, 2025, unless otherwise noted. See Appendix A for definitions and discussion of non-GAAP measures and reconciliations to GAAP measures and for additional detail regarding definitions of terms as generally explained in the Proxy Statement. References in this Proxy Statement to "we," "us," "our," the "company," and "Prologis" refer to Prologis, Inc. and its subsidiaries, unless the context otherwise requires.

**2025 BUSINESS HIGHLIGHTS**

# Our Business Model Delivers Long-Term Growth

## Strong financial and operational results in 2025

Quantitative metrics in our bonus scorecard incentivized outperformance across key metrics and strategic priorities, including a company-record 228M square feet of leases signed during the year.

## Superior long-term stockholder returns

Our annualized TSR since the AMB-ProLogis merger 14 years ago outperformed the MSCI U.S. REIT Index by 561 bps and the S&P 500 Equal Weighted Index by 102 bps per year.



Prologis Park Born DC1, Born, the Netherlands.

For further detail, please see "Compensation Discussion and Analysis."

**2025 COMPENSATION HIGHLIGHTS**

# Compensation Design Drives Long-Term Stockholder Value Creation

## Compensation program supports long-term outperformance

Pay-for-performance design supported strong 2025 company results. Forward-looking PSU awards incentivize relative TSR outperformance.

## We prioritize thoughtful succession planning to promote long-term growth

Our deliberate approach provides business continuity and positions us to continue driving success for our customers and stockholders.



Prologis Elizabeth Seaport Building A, Elizabeth, New Jersey.

For further detail, please see "Compensation Discussion and Analysis."

# Recent Awards and Honors[1]



**The Wall Street Journal & Drucker Institute**
250 Best-Managed Companies (2025);
#3 in employee engagement,
#7 in customer satisfaction



**U.S. News & World Report**
Best Companies to Work For: overall,
real estate, west region and supporting
family caregiving (2025-26)



**Green Star Recognition (2025)**
Prologis and six of our co-investment
vehicles participated and earned Green
Star recognition



4.7 overall rating, 96% would
recommend to a friend, 100% CEO
approval as of January 2026



America's Greenest Companies
(2026) and America's Most
Responsible Companies (2026)



Global 100 Most Sustainable
Companies in the World
(2026)



**TIME**
World's Most Influential
Companies (2025)



**TIME**
World's Most Sustainable
Companies (2025)



Transparency Awards
(2025); #1 in real estate



"A-" Climate Rating
(2025)



ISS Corporate ESG Rating of
"Prime" as of January 2026



"AA" ESG Rating as of
December 2025



Dow Jones Best-in-Class
World Index (2024);
top 10% globally

SEIA logo

Solar Means Business Report (2024);
#2 for corporate onsite solar
generation capacity



**Nareit:** Industrial
"Leader in the Light" (2024),
13th consecutive year

(1) Latest award status as of the filing date of this Proxy Statement.

# Proposals Submitted to Vote at the 2026 Annual Meeting

We are asking our stockholders of record as of the close of business on March 6, 2026, to consider and vote on the following matters at our 2026 Annual Meeting of Stockholders to be held on April 28, 2026. Please see the section entitled "Additional Information" for details on how to vote and the vote required to approve these matters.

| Proposal | Board Recommendation |
|---|---|
| **PROPOSAL 1:** Election of Directors<br><br>At the Annual Meeting, you will be asked to elect to the board of directors (the "Board") of Prologis, Inc. the 11 persons nominated by the Board. The directors will be elected to hold office until the 2027 Annual Meeting and until their successors are duly elected and qualified. | **FOR** |
| **PROPOSAL 2:** Nonbinding Advisory Vote to Approve the Company's Executive Compensation for 2025<br><br>At the Annual Meeting, you will be asked to approve a resolution on the company's executive compensation for 2025 as reported in this Proxy Statement. | **FOR** |
| **PROPOSAL 3:** Ratification of the Appointment of Our Independent Registered Public Accounting Firm<br><br>At the Annual Meeting, you will be asked to ratify the appointment of KPMG LLP by the Audit Committee (the "Audit Committee") of the Board as the company's independent registered public accounting firm ("independent public accountant") for 2026. | **FOR** |

# Board of Directors and Corporate Governance

# Prologis Corporate Governance Tear Sheet

| DIRECTOR INDEPENDENCE AND COMPLIANCE | STRONG STOCKHOLDER RIGHTS |
|---|---|
| <ul><li>82% of our directors nominated for election at our 2026 Annual Meeting are independent: All nominated directors, other than Mr. Moghadam and Mr. Letter, are independent.</li><li>No related-party transactions.</li><li>No hedging or pledging of our securities.</li><li>All directors attended 75% or more of Board and Board committee meetings held during the periods they served.</li><li>All directors are in compliance with our stock ownership guidelines.</li></ul> | <ul><li>All directors elected annually since IPO.</li><li>No stockholder rights plan.</li></ul>**Governance improvements driven by stockholder feedback:**<ul><li>Majority vote standard for uncontested director elections adopted in 2007.</li><li>The company irrevocably opted out of Maryland staggered board provisions in 2014.</li><li>Adopted proxy access with 3/3/20/20 market standard in 2016.[1]</li><li>Reduced stockholder voting thresholds to simple majority or the lowest standard permitted by law (adopted in 2024).</li><li>**Reduced threshold for stockholders to call a special meeting from 50% of voting power to 20% (adopted in 2025).**</li></ul> |

| DIRECTOR COMPOSITION AND EVALUATION PROCESS | |
|---|---|
| <ul><li>Our annual Board evaluation process, involving Board, Board committee and individual director assessments, is administered by the chair of our Board Governance and Nomination Committee (the "Governance Committee") and our lead independent director, with a third-party evaluation every other year.</li><li>Director age policy: 75-year maximum age limit for directors.[2]</li><li>Our mix of director tenure, skills and background provides a balance of experience and institutional knowledge with fresh perspectives.</li></ul> | |

| GOVERNANCE OF GLOBAL IMPACT & SUSTAINABILITY | RISK GOVERNANCE |
|---|---|
| <ul><li>Formal Board oversight of Global Impact & Sustainability performance and priorities through Governance Committee charter and updates to the full Board and other committees.</li><li>Our chief energy and sustainability officer leads this work. She is a C-suite executive and sits on the management executive committee.</li><li>Bonus metrics (10% of overall corporate score) incentivize quantitative success in sustainability and impact while providing a measure of accountability for our progress.</li></ul> | <ul><li>Financial risk oversight: Evidenced by our A2/A credit ratings.[3]</li><li>Operational risk oversight: Annual enterprise-level risk analyses with Board, climate risk assessment platform, cybersecurity and AI risk assessment framework, rigorous investment committee processes and local team property-level management.</li><li>Reputational risk oversight: Extensive employee learning and development platform that requires ethics, Foreign Corrupt Practices Act (FCPA), cybersecurity and other training.</li></ul> |

(1) See "Additional Information" for further detail on proxy access.

(2) Our Governance Guidelines provide that directors will not be nominated or appointed to the Board if they are, or would be, 75 years old or older at the time of the election or appointment.

(3) Ratings by Moody's/S&P. A securities rating is not a recommendation to buy, sell or hold securities and is subject to withdrawal at any time by the rating agency.

**PROPOSAL 1**

# Election of Directors

The Board is currently composed of 12 directors, all of whom, other than Irving Lyons III, are standing to be elected to the Board at the 2026 Annual Meeting. If elected, each individual will hold office until the 2027 Annual Meeting and until their successors are duly elected and qualified.

- The 11 nominees for election to the Board at the 2026 Annual Meeting, all proposed by the Board, are listed below in the section titled "Director Nominees," along with brief biographies.

- The Board has affirmatively determined that all of our director nominees, aside from Hamid Moghadam and Daniel Letter, are independent directors in accordance with New York Stock Exchange ("NYSE") rules, our Governance Guidelines and our bylaws.

- We do not know of any reason why any nominee would be unable or unwilling to serve as a director if elected. However, if a nominee becomes unable to serve or will not serve, proxies may be voted for the election of such other person nominated by the Board as a substitute, or the Board may reduce the number of directors. Each of the director nominees has consented to be named in this Proxy Statement and to serve as a director if elected.

- Information about each director nominee's share ownership is presented below, under "Security Ownership."

Our bylaws provide for a majority voting standard for the election of directors. See "Additional Information—Proxy and Annual Meeting FAQ" for further detail.

The shares represented by the proxies received will be voted for the election of each of the 11 nominees named below, unless you indicate in the proxy that your vote should be cast against any or all of the director nominees or you abstain from voting. Each nominee elected as a director will continue in office until his or her successor has been duly elected and qualified or until the earliest of his or her resignation, retirement or death.

The Board unanimously recommends stockholders vote **FOR** the election of each nominee.

# Board Evaluations and Process for Selecting Directors

## Rigorous Board evaluation and refreshment process

Our annual Board evaluation process involves assessments at the Board, Board committee and individual director levels. Through this process, the Board determines who should be nominated to stand for election based on current company and Board needs.

- Directors identify key skills and characteristics currently needed for the Board and provide information relating to Board composition and planning.

- Director interview questions are prepared based on current areas of focus and feedback from our stockholder outreach efforts.

- Annual one-on-one director interviews are conducted by our lead independent director and chair of the Governance Committee and, every other year, by an independent third party.

- The lead independent director and Governance Committee chair (and, when applicable, the independent third party) aggregate the interview results and report them to the Governance Committee and then to our full Board. Our Board follows up on items identified in the evaluation process.

Our Governance Committee discusses Board succession and reviews potential candidates. This process is based on the results of annual Board evaluations and takes place throughout the course of the year.

- Our director candidate search process identifies and assesses a pool of potential candidates from a variety of sources, focusing on candidates with the right mix of skills, backgrounds and perspectives that align with the strategic needs of our business.

Our Governance Guidelines also ensure regular Board refreshment, providing that directors will not be nominated or appointed to the Board if they are, or would be, 75 years old or older at the time of the election or appointment.

## 2026 Board evaluation feedback

Key feedback from our Board evaluation process:

- Noted the high-functioning nature of the Board and strong leadership of our lead independent director and committee heads.

- Focused on director succession planning, an orderly transition of applicable Board leadership positions and recruiting directors with experience that aligns with our current business model, such as senior executive experience that supports our real estate, data center and energy businesses.

- Recognized the strength of our CEO and management, with a high level of confidence in the current executive team.

- Determined that there were no concerns about Board independence or longer-tenured directors.

## Regular Board refreshment

The Board is committed to regular refreshment to maintain an optimal balance of skills, backgrounds and perspectives. We have successfully onboarded nine new directors since 2015,[1] with four new directors in the last five years, increasing the breadth of experience of our Board.

The Board was completely refreshed and rebuilt at the time of the Merger in 2011.[2] The Merger essentially created a new company with a new operating and corporate platform. At that time, all directors underwent intensive review to determine which directors would best fit the newly created combined company. Each director selected in this rebuilding process was onboarded as a new director to the newly established company. These directors were required to perform in a new governance environment with new structures, processes, committees and guidelines.

As a result of our regular Board refreshment, the directors nominated for election at our 2026 Annual Meeting comprise an appropriate mix of tenures: four directors with less than four years of tenure, four directors with tenure between six and 12 years and three with more than 12 years of tenure. This mix balances experience and institutional knowledge with fresh perspectives.

The Board is focused on director succession planning. As directors approach the maximum age limit set forth in our director age policy, the Board proactively formulates a plan to transition key leadership positions and maintain the appropriate balance of institutional knowledge on the Board. For example, refer to page 19 regarding our lead independent director role. As discussed in "Director Qualifications," the Board continually assesses the current needs of the Board, based on the strategic priorities of the company and the skill set needs of the Board.

**BALANCED DISTRIBUTION OF DIRECTOR TENURE**[3]



**Nine** new directors since 2015, including **four in the last five years.**[1]

(1)  Includes Philip Hawkins, who joined our Board in 2018 and stepped down from our Board in 2020 to assume an executive chairman position at a U.S. industrial real estate company.

(2)  The entire Board was rebuilt in 2011 at the time of the merger (the "Merger") between AMB Property Corporation ("AMB") and ProLogis (the "Trust"), and the tenure of the rebuilt Board started at that time.

(3)  Directors nominated for election at our 2026 Annual Meeting.

# Director Qualifications

## Director skills and experience support our business strategy

Below are areas of knowledge, skill and experience our Board identified during the Board evaluation process as important to support our current business strategy. Having such qualifications on our Board, coupled with varied backgrounds and perspectives, is critical to strong oversight and proven long-term results.

| Knowledge, Skills and Experience | C. Bita | J. Connor | G. Fotiades | L. Kennard | D. Letter | G. Metcalfe | A. Modjtabai | H. Moghadam | D. O'Connor | O. Piani | S. Slusser |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Real Estate/Logistics:** Development, operations, real estate investments and fund management experience that supports our core business | | ● | ● | ● | ● | | ● | ● | ● | | |
| **CEO/Executive Management:** Experience in an executive leadership role within a sophisticated organization | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Strategic Planning:** Experience developing and executing long-term business, operations and growth strategy | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Finance/Accounting:** Financial experience that supports the oversight and execution of our capital strategy, financial statements and financial reporting | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Global Operations:** International management experience that supports our global operations and strategy across 20 countries and four continents | ● | | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Risk Management:** Practical understanding of organizations, governance and oversight of strategy, risk management and growth | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Customer Products, Services and Solutions:** Experience delivering customer-centric products, services and/or solutions | ● | | ● | ● | ● | ● | ● | ● | | | ● |
| **Cybersecurity/AI/Technology:** Experience with technology that helps us accelerate growth initiatives, operate more efficiently and oversee cybersecurity, AI and technology-related risks | ● | | | | | | ● | | | | |
| **Climate/Energy/Sustainability:** Understanding of how to integrate renewable energy, emissions-reduction strategies and low-carbon construction materials and innovations in support of our business strategy | ● | | | | | | | | | | ● |
| **Demographics** | | | | | | | | | | | |
| **Race/Ethnicity** | | | | | | | | | | | |
| African American | | | ● | | | | | | | | |
| Asian/Asian American/West Asian/Middle Eastern | | | | | | | ● | ● | | | |
| White/Caucasian | ● | ● | ● | | ● | ● | | | ● | ● | ● |
| **Gender** | | | | | | | | | | | |
| Male | | ● | ● | | ● | ● | | ● | ● | ● | |
| Female | ● | | | ● | | | ● | | | | ● |

## Board composition

The Governance Committee focuses on identifying and nominating qualified director candidates with varied professional expertise and backgrounds that align with our company's strategic business needs. The directors nominated for election at our 2026 Annual Meeting have the blend of experience we need.

In making its nominations, the Governance Committee also assesses each director nominee by key characteristics, including courage to voice opinions, integrity, accountability, good judgment, supportiveness in working with others and willingness to commit the time needed to satisfy the requirements of Board and committee membership. We also seek directors with skillsets that support our emerging areas of focus, including related to data centers.

### PROLOGIS BOARD COMPOSITION[1]



Gender

Female
4
Male
7

36%

of our Board is female

Age

2
1
5
3
40-50
50-60
60-70
70+

47–72

Age range

Ethnic and Geographic Background

African
American
1
West
Asian
2
White/
Caucasian
8

27%

of our Board is ethnically diverse[2]

**82%** of our directors have global work experience.

(1) Directors nominated for election at our 2026 Annual Meeting. Ages as of the filing date of this Proxy Statement.

(2) One director self-identified as African American, and two directors self-identified as West Asian/Middle Eastern/Asian American.

# Director Nominees



## Cristina G. Bita

- Director since May 2018
- **Board committees:** Audit
- **Other public directorships:** None

Ms. Bita, 47, is a vice president of finance at Google and serves as the business finance officer for Google's Platforms and Devices and Global Marketing organizations. She leads global finance activities for the Android Ecosystem, Google Play store, Chrome, Chrome OS, Photos, Google One, 1P Devices and Services, Home and Health, and for the company's Marketing and Communications & Public Affairs activities. Ms. Bita has held many finance leadership roles over the course of her 20-year career at Google that also included sales and business development, consumer products, platforms and ecosystems, general and administrative, technical infrastructure and enterprise. As a business executive at Google, she also led Strategy, Insights/Analytics and Business Operations for Devices and Services and served in the past as the chair of the Google Sustainability Board. Prior to Google, Ms. Bita held various positions at Siemens/Osram in the Business Unit Controllership and Corporate Financial Planning and Analysis groups.

**Other relevant qualifications:** Ms. Bita holds a Master of Science in finance from the Boston College Wallace E. Carroll School of Management and a Bachelor of Science in business administration (accounting) from Salem State University. She is also a Certified Management Accountant (CMA).

**Skills related to company opportunities and risks:** Ms. Bita's experience in innovation and technology gained from her tenure at Google supports our strategic initiatives to stay ahead of the evolution of the supply chain and our customers' needs by integrating data systems and technology across our core real estate and Essentials Solutions and Energy Solutions businesses. Ms. Bita also served as the chair of the Google Sustainability Board, which provides valuable insights in support of our Global Impact & Sustainability program.



## James B. Connor

- Director since October 2022
- **Board committees:** Executive (chair)
- **Other public directorships:** EPR Properties and Healthpeak Properties, Inc.

Mr. Connor, 67, was most recently chairman and chief executive officer of Duke Realty Corporation, an NYSE-listed company that specialized in modern, bulk warehouse and logistics facilities and was acquired by Prologis in October 2022. He joined Duke Realty in 1998 and served in several leadership positions before being named CEO of Duke Realty in 2016. Before joining Duke Realty, Mr. Connor held numerous executive and brokerage positions with Cushman & Wakefield. In addition, he is a member of the board of trustees of EPR Properties, a publicly traded REIT focused on real estate venues that facilitate out-of-home leisure and recreation experiences, and he serves on the board of directors of Healthpeak Properties, Inc., a publicly traded REIT focused on real estate related to the healthcare industry.

**Other relevant qualifications:** Mr. Connor holds a Bachelor of Business Administration degree with a minor in real estate finance from Western Illinois University.

**Skills related to company opportunities and risks:** Mr. Connor brings over a quarter-century of experience in the logistics REIT industry, including seven years as a public company CEO. His deep experience guides all aspects of our business related to the logistics real estate industry.



## George L. Fotiades

- Director since June 2011 (prior to the Merger, served as a trustee of the Trust from December 2001 to June 2011)
- **Board committees:** Compensation (chair)
- **Other public directorships:** AptarGroup, Inc.

Mr. Fotiades, 72, served as president and chief executive officer of Cantel Medical Corp., a provider of infection prevention and control products, from 2019 until his retirement in 2021. He was an operating partner at Five Arrows Capital Partners (Rothschild Merchant Banking) from April 2017 until March 2019. From April 2007 to April 2017, Mr. Fotiades was a partner, healthcare investments, at Diamond Castle Holdings LLP, a private equity firm. He was chairman of Catalent Pharma Solutions, Inc., a provider of advanced technologies for pharmaceutical, biotechnology and consumer health companies, from June 2007 to February 2010. Mr. Fotiades was previously the president and chief operating officer of Cardinal Health, Inc. and served as president and chief executive officer of Cardinal's Pharmaceutical Technologies and Services segment. He also served as president of Warner-Lambert's consumer healthcare business, as well as in other senior positions at Bristol-Myers Squibb, Wyeth and Procter & Gamble. Mr. Fotiades is a member of the board of AptarGroup, Inc., a global dispensing systems company. He previously served on the boards of Cantel Medical Corp. and Alberto-Culver Company, a consumer products company specializing in hair and skincare products.

**Other relevant qualifications:** Mr. Fotiades holds a Master of Management from The Kellogg School of Management at Northwestern University and a Bachelor of Arts from Amherst College.

**Skills related to company opportunities and risks:** Mr. Fotiades brings experience as a public company CEO who ran large-scale global operations, as well as years of experience in the private equity industry. His experience at various consumer products and services companies adds valuable insights as we continue to grow our Essentials Solutions and Energy Solutions businesses.



## Lydia H. Kennard

- Director since August 2004
- **Board committees:** Governance (chair)
- **Other public directorships:** Freeport-McMoRan Inc. and Vulcan Materials Company

Ms. Kennard, 71, is the founder and chief executive officer of KDG Construction Consulting, a provider of project and construction management services, and Quality Engineering Solutions, a pavement engineering and construction inspection company. She is also president of KDG Pavements, a North Carolina professional corporation, and a principal of KDG Aviation, an aviation-focused real estate operating and development company. Ms. Kennard served as chief executive officer of Los Angeles World Airports, a system of airports comprising Los Angeles International, Ontario International Airport, Palmdale Regional and Van Nuys General Aviation Airports, from 1999 to 2003, and again from 2005 to 2007. From 1994 to 1999, she served as the system's deputy executive for design and construction. Ms. Kennard is a member of the boards of Vulcan Materials Company, the nation's largest producer of construction aggregates, and Freeport-McMoRan, Inc., a natural resources company. She was previously a member of the boards of URS Corporation, a provider of engineering, construction and technical services; Healthpeak Properties, Inc., a national health care-focused REIT; and AECOM, a global infrastructure consulting firm.

**Other relevant qualifications:** Ms. Kennard holds a Juris Doctor degree from Harvard Law School, a master's degree in city planning from the Massachusetts Institute of Technology, and a Bachelor of Science in urban planning and management from Stanford University.

**Skills related to company opportunities and risks:** Ms. Kennard's deep experience in the construction industry and urban planning supports our robust development platform. Her background as CEO of Los Angeles World Airports guides our efforts to grow our global logistics real estate business. As the owner of a construction analytics and solutions company, Ms. Kennard also provides experience in customer services and solutions.



## Daniel S. Letter

- Director since February 2025
- **Board committees:** Executive
- **Other public directorships:** None

Mr. Letter, 49, has served as our CEO since January 1, 2026. Mr. Letter was Prologis' president from January 2023 to December 2025, where he oversaw most of Prologis' business lines, including global real estate operations, capital deployment, Strategic Capital, Essentials Solutions and Energy Solutions. He previously served as global head of capital deployment, where he was responsible for the company's Investment Committee, deployment pipeline management and multimarket portfolio acquisitions and dispositions. Mr. Letter has held various other leadership positions with the company since joining in 2004, including president of the U.S. Central Region, and managing director, capital deployment of the U.S. West Region.

**Other relevant qualifications:** Mr. Letter is a member of the National Association of REITs (Nareit) executive board, The Real Estate Roundtable and the advisory board of the Vieth Institute for Real Estate Leadership at Marquette University. He holds a Bachelor of Science in civil engineering from Marquette University.

**Skills related to company opportunities and risks:** Mr. Letter, who has been with the company for over 20 years, leads Prologis' strategic, operational and investment decisions, with deep industry experience and a leadership style rooted in collaboration and innovation. As CEO, he also represents the company with key stakeholders, including customers, public and private investors and media, and advocates for the industry at major conferences and policy-making events. He brings accountability for cultivating a high-performance culture and ensuring the leadership depth, succession planning and organizational discipline required to execute the company's long-term strategy. He played a significant role in Prologis' tremendous growth and brings a strong record of operational leadership and strategic execution to his role as CEO and director.



## Guy A. Metcalfe

- Director since May 2024
- **Board committees:** Governance
- **Other public directorships:** CBRE Group, Inc. and RioCan Real Estate Investment Trust

Mr. Metcalfe, 58, was a managing director and member of Morgan Stanley's investment banking executive committee and led its real estate investment banking business for approximately two decades before retiring as Global Chairman in January 2024. During his more than 33 years at Morgan Stanley, Mr. Metcalfe was involved in over $850B of transactions. He has served as a strategic and financial advisor to Prologis and its predecessor, AMB Property Corporation, and has been involved in mergers and acquisitions and capital markets transactions for Prologis and many other real estate companies globally. Mr. Metcalfe is a member of the board of directors of CBRE Group, Inc., a commercial real estate services and investments firm, and a member of the board of trustees of RioCan Real Estate Investment Trust, a Canadian publicly traded REIT. He is a senior advisor to KKR & Co. Inc., a publicly traded global investment firm.

**Other relevant qualifications:** Mr. Metcalfe holds a Bachelor of Arts degree in business administration (with honors) from the Ivey Business School at the University of Western Ontario.

**Skills related to company opportunities and risks:** Mr. Metcalfe has a substantial background in real estate investment banking and robust experience serving as an advisor on major transactions in the real estate industry, including notable M&A transactions, capital markets transactions and significant private capital raises. His depth of transactional experience supports the continued growth of our core real estate business and Strategic Capital vehicles and makes him a valuable strategic advisor to the company's capital-raising, M&A and capital markets initiatives.



## Avid Modjtabai

- Director since February 2020
- **Board committees:** Audit (chair)
- **Other public directorships:** Avnet, Inc.

Ms. Modjtabai, 64, served as the senior executive vice president and head of the Payments, Virtual Solutions and Innovation Group at Wells Fargo from 2016 until her retirement in March 2020. Prior to that, she served in various leadership roles at Wells Fargo, including group head for Wells Fargo Consumer Lending from 2011 to 2016, chief information officer and head of the Technology and Operations Group from 2008 to 2011, chief information officer and head of technology from 2007 to 2008 and director of human resources from 2005 to 2007. Ms. Modjtabai is a member of the board of Avnet, Inc., a global technology solutions provider.

**Other relevant qualifications:** Ms. Modjtabai holds a Master of Business Administration in finance from Columbia University and a Bachelor of Science in industrial engineering from Stanford University.

**Skills related to company opportunities and risks:** As the former chief information officer and head of technology at Wells Fargo, Ms. Modjtabai brings her experience overseeing core technology functions to our Board. Her knowledge and skill in these areas supports the company's data and technology initiatives, as well as our cybersecurity program. Ms. Modjtabai's tenure as head of Payments, Virtual Solutions and Innovation at Wells Fargo brings additional customer solutions experience to our Board.



## Hamid R. Moghadam

- Chairman of the Board since January 2000; director since November 1997
- **Board committees:** Executive
- **Other public directorships:** None

Mr. Moghadam, 69, is the co-founder and executive chairman of Prologis. He led the company for over 40 years, including as chief executive officer of AMB Property Corporation, Prologis' predecessor company, from its initial public offering in 1997 until the 2011 Merger and then as Prologis' chief executive officer until December 2025.

**Other relevant qualifications:** Mr. Moghadam serves on MIT's Real Estate Advisory Committee, Stanford Graduate School of Business' Special Committee and is a member of the Business Roundtable. Mr. Moghadam is a former trustee of Stanford University, former chairman of the board of the Stanford Management Company and previously served on the Executive Committee of the board of directors of the Urban Land Institute. Mr. Moghadam holds bachelor's and master's degrees in engineering from the Massachusetts Institute of Technology and a Master of Business Administration from the Graduate School of Business at Stanford University.

**Skills related to company opportunities and risks:** Mr. Moghadam co-founded our company over 40 years ago and built an unparalleled platform that encompasses global asset management through Strategic Capital and growth beyond real estate with Essentials Solutions and Energy Solutions. Under his leadership, Prologis grew into the global leader in logistics real estate and one of the top 100 companies in the S&P 500, serving thousands of customers with a 1.3 billion-square-foot portfolio across 20 countries.



## David P. O'Connor

- Director since January 2015
- **Board committees:** Audit, Compensation
- **Other public directorships:** None

Mr. O'Connor, 61, is a private investor, managing partner of High Rise Capital Partners, LLC, a private real estate investment firm. He is a former co-chairman of HighBrook Investors LLC, a real estate private equity firm, and was the co-founder and senior managing partner of High Rise Capital Management LP, a real estate securities hedge fund manager that operated from 2001 to 2011. Prior to that, he was a principal, co-portfolio manager and investment committee member of European Investors, Inc., a large dedicated real estate investment trust investor, from 1994 to 2000. He previously served on the boards of Regency Centers Corporation, a publicly traded real estate investment trust specializing in shopping centers, Songbird Estates plc, the former majority owner of Canary Wharf in London, and Paramount Group, Inc., a formerly publicly traded real estate investment and management company specializing in office buildings.

**Other relevant qualifications:** Mr. O'Connor received a Master of Science in real estate from New York University and holds a Bachelor of Science from the Boston College Wallace E. Carroll School of Management.

**Skills related to company opportunities and risks:** Mr. O'Connor will assume the role of lead independent director upon the retirement of Mr. Lyons at the 2026 Annual Meeting. Mr. O'Connor's leadership background in the real estate industry and expertise in real estate investment support all aspects of our global real estate operations, Strategic Capital business and capital markets activity and will guide his oversight as our lead independent director.



## Olivier Piani

- Director since May 2017
- **Board committees:** Audit, Compensation
- **Other public directorships:** None

Mr. Piani, 72, is the chief executive officer and founder of OP Conseils, a consulting company in real estate and finance that he started in January 2016. He was previously a senior consultant with Ardian, a major European private equity group. From September 2008 to December 2015, Mr. Piani was chief executive officer of Allianz Real Estate, the real estate and asset management investment platform for the Allianz Group. From 1998 to 2008, Mr. Piani built the pan-European platform for GE Capital Real Estate that spans seven different countries. Prior to joining GE in 1998, he was chief executive officer of UIC-Sofal, a real estate bank. From 1982 to 1995, Mr. Piani held various leadership positions in the Paribas Group in Paris, New York and London.

**Other relevant qualifications:** Mr. Piani is a graduate of Paris Ecole Superieure de Commerce de Paris and received a Master of Business Administration from Stanford University.

**Skills related to company opportunities and risks:** Mr. Piani's experience in real estate and finance, gained through his career in private equity, asset management and banking, supports our long-term investment strategy and our Strategic Capital business. His financial expertise and deep knowledge of the European real estate market guide our operations and growth in that region, as well as our expansion into new markets.



# Sarah A. Slusser

- Director since May 2025
- **Board committees:** Governance
- **Other public directorships:** None

Ms. Slusser, 63, is the CEO of Cypress Creek Renewables, LLC, a solar and storage independent power producer that develops, owns and operates projects in the U.S. Cypress Creek owns a 1,700 MW operating fleet, has a Solar O&M Services business serving 4,000 MW of projects and has a 12,000 MW development pipeline. She joined Cypress Creek as CEO in 2019 to reposition the company for sustainable growth. Prior to joining Cypress Creek, Ms. Slusser founded Point Reyes Energy Partners LLC, a solar and energy storage advisory and development company, where she provided strategic advice to a number of large companies in the renewable energy sector. She remains a founding partner of Point Reyes Energy Partners LLC. Prior to this, Ms. Slusser co-founded GeoGlobal Energy LLC, a geothermal company in the U.S., Chile and Germany, which was sold to its cornerstone investor in 2015. Before co-founding GeoGlobal, she worked at The AES Corporation for 21 years, where she ultimately led the corporate mergers and acquisitions group. Ms. Slusser was president of one of eight divisions of AES that was responsible for all development, construction and operations in the Caribbean, Mexico and Central America. Ms. Slusser was previously a member of the board of TransAlta Corporation, Canada's largest investor-owned power producer and wholesale marketer of electricity.

**Other relevant qualifications:** Ms. Slusser holds a Bachelor of Arts (cum laude) in geology from Harvard University and a Master of Business Administration from the Yale School of Management.

**Skills related to company opportunities and risks:** Ms. Slusser's extensive leadership experience in the renewable energy sector provides valuable strategic insight to our Energy Solutions business, particularly in expanding our solar and energy storage solutions to benefit customers and optimize portfolio-wide energy efficiency. Her expertise in developing and scaling renewable projects supports Prologis' sustainability initiatives, enhancing the company's ability to integrate clean energy solutions to drive long-term stockholder value.

# Director Independence

We require that a majority of the Board be independent in accordance with NYSE rules. To determine that a director is independent, the Board must affirmatively determine that there is no direct or indirect material relationship between the company and the director.

## 82% of the Board is independent[1]

The Board has determined that all our directors nominated for election at our 2026 Annual Meeting, with the exception of Mr. Moghadam and Mr. Letter, are independent.

The Board reached this determination after considering all relevant facts and circumstances, reviewing director questionnaires and considering transactions and relationships, if any, between us, our affiliates, our executive officers and their affiliates, and each of the directors, members of each of their immediate families and their affiliates.

## Audit, Governance and Compensation Committees are 100% independent

The Board has determined that all members of the Audit Committee, Governance Committee and Talent and Compensation Committee ("Compensation Committee") of the Board are independent in accordance with NYSE and Securities and Exchange Commission ("SEC") rules.

# Board Leadership Structure

Our Governance Guidelines do not specify a leadership structure for the Board, allowing the Board the flexibility to choose the best option for the company as circumstances warrant. The Board believes strong independent leadership ensures effective oversight of the company. Such independent oversight is maintained through:

- Our lead independent director.
- Our independent directors.
- The Audit, Governance and Compensation Committees, which consist entirely of independent directors.
- Annual review of the Board leadership structure and effectiveness of oversight through the Board evaluation process.
- Strong adherence to our Governance Guidelines.

All of our independent directors have the ability to provide input for meeting agendas and are encouraged to raise topics for discussion by the Board. Our lead independent director reviews all meeting agendas in advance. In addition, the Board and each Board committee have complete and open access to any member of management.

Each committee has the authority to retain independent legal, financial and other advisors as they deem appropriate without consulting or obtaining the approval of any member of management. The Board also holds executive sessions of only independent directors at every Board meeting to promote free and open discussion among the independent directors.

## Executive chairman

Effective January 1, 2026, Hamid Moghadam transitioned from CEO to executive chairman of the Board. The Board believes that Mr. Moghadam's service as executive chairman is in the best interests of the company and its stockholders. Please refer to page 39 for more information.

Our lead independent director role will continue to provide strong, independent oversight of the company, supported by fully independent Audit, Compensation and Governance committees and a Board more than 80% composed of independent, non-employee directors.

Please see "CEO and Management Succession Planning" and "Compensation Discussion and Analysis" for details about the implementation of our executive succession strategy as well as "Lead independent director" below regarding the significant authority and responsibilities of this key Board leadership role.

(1) Directors nominated for election at our 2026 Annual Meeting.

## Lead independent director

If the chairman of the Board is not an independent director, the independent members of the Board will annually elect an independent director to serve in a lead capacity. The lead independent director is generally expected to serve for more than one year.

Mr. Lyons currently serves as the lead independent director. Mr. Lyons will not stand for re-election to our Board at our 2026 Annual Meeting. Accordingly, Mr. O'Connor was selected by our Governance Committee and the independent members of our Board to become the lead independent director effective immediately following our 2026 Annual Meeting, contingent on his reelection to the Board.

The lead independent director coordinates the activities of the other independent directors and performs other duties and responsibilities as determined by the Board.

The specific responsibilities of the lead independent director are currently as follows:

| | |
|---|---|
| **Executive Sessions/ Committee Meetings** | • Presides at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors (held at every regular Board meeting).<br>• Briefs the chairman on matters and decisions arising from executive sessions.<br>• Attends meetings of the various Board committees regularly, in addition to full meetings of the Board. |
| **Meetings of Independent Directors** | • Holds the authority to call meetings of the independent directors and set the agenda.<br>• Facilitates discussion and open dialogue among the independent directors during and outside of Board meetings. |
| **Board Candidate Recruiting** | • Partners with the chair of the Governance Committee, the chairman, the CEO and the full Board to recruit and select Board candidates, including identifying and prioritizing specific skills and expertise for candidates. |
| **Board Evaluations** | • Oversees, with the chair of the Governance Committee and, when applicable, an independent third party, annual evaluations of the Board, Board committees and individual directors, including an evaluation of the chairman's effectiveness. |
| **Liaison with Chairman and CEO** | • Serves as liaison between the independent directors, the chairman and the CEO.<br>• Meets regularly between Board meetings with the chairman and the CEO. |
| **Board Processes and Information** | • Reviews, approves and suggests changes to meeting agendas and information provided to the Board in order to ensure quality, quantity, appropriateness and timeliness.<br>• Communicates feedback as needed to the Board and chairman.<br>• Reviews, approves and suggests changes to Board processes, including the number, frequency and scheduling of Board meetings to ensure sufficient time for discussion of all agenda items. |
| **Communications with Stockholders** | • Serves as a key contact between the Board and stockholders.<br>• Responds to stockholder inquiries and communicates with stockholders when appropriate.<br>• Maintains availability for consultation and direct communication if requested by major stockholders. |

# Board Committees

Pursuant to the Maryland General Corporation Law and our bylaws, our business, property and affairs are managed under the direction of the Board. Members of the Board are kept informed of our business through our executive management team.

The four standing committees of the Board are: Audit, Board Governance and Nomination, Talent and Compensation, and the Board Executive Committee (the "Executive Committee"). The Board determined that each member of the Audit, Governance and Compensation Committees is an independent director in accordance with NYSE and SEC rules.

The current membership information for our Board committees is presented below.

Each committee has a charter that generally states the purpose of the committee and outlines its structure and responsibilities. The committees, except the Executive Committee, must review their charters on an annual basis.

## PROLOGIS BOARD COMMITTEES

### Audit Committee

| Members: | Meetings in 2025: | Independence: |
|---|---|---|
| Avid Modjtabai (chair)<br>Cristina Bita<br>David O'Connor<br>Olivier Piani | 9 | The Board determined all members of the Audit Committee are independent in accordance with NYSE and SEC rules. |

**Role and Responsibilities:**

- Oversees the financial accounting and reporting processes of the company.

- Responsible for the appointment, compensation and oversight of our independent public accountant.

- Monitors (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our independent public accountant's qualifications and independence; and (iv) the performance of our internal audit function and independent public accountant.

- Oversees financial and cybersecurity risks relating to the company, including use by the company of AI systems that would support financial reporting.

- Oversees company process for developing data systems and disclosures related to emerging climate disclosure regimes.

All Audit Committee members meet the independence, experience and financial literacy requirements of the NYSE and Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ms. Modjtabai, Ms. Bita and Mr. Piani are designated by the Board as "audit committee financial experts" in accordance with SEC regulations.

## Talent and Compensation Committee

| Members: | Meetings in 2025: | Independence: |
|---|---|---|
| George Fotiades (chair)<br>David O'Connor<br>Olivier Piani | 3 | The Board determined all members of the Compensation Committee are independent in accordance with NYSE and SEC rules. |

### Role and Responsibilities:

- Discharges the Board's responsibilities relating to compensation of directors and executives and produces an annual report on executive compensation for inclusion in the Proxy Statement.

- Approves and evaluates our director and officer compensation plans, policies and programs.

- Reviews and recommends to the Board corporate goals and objectives relative to the compensation of our CEO and our executive chairman.

- Evaluates our CEO's and our executive chairman's performance considering corporate goals and objectives and sets the CEO's and the executive chairman's compensation levels based on this evaluation, including incentive and equity-based compensation plans.

- Sets the amount and form of compensation for the executive officers who report to the CEO.

- Makes recommendations to the Board (including recommendations for non-employee directors) on general compensation practices, including incentive and equity-based compensation plans, and adopts, administers and makes awards under annual and long-term incentive compensation and equity-based compensation plans, including any amendments to the awards under any such plans, and reviews and monitors awards under such plans.

- Reviews and approves any new employment agreements, change in control agreements and severance or similar termination payments proposed to be made to the CEO or any other executive officer of the company.

- Confirms relevant reports are made to the Board or in periodic filings as required by governing rules and regulations of the SEC and NYSE.

- Reviews and discusses with management the Compensation Discussion and Analysis and determines whether to recommend its inclusion in the Proxy Statement to the Board.

- Participates in succession planning for key executives.

- Administers our Incentive Compensation Recovery Policy applicable to current and former executive officers.

- Focuses on risks relating to remuneration of our officers and employees and administers our equity compensation plans, our nonqualified deferred compensation arrangements and our 401(k) plan.

- Advises management on human capital strategies, practices and related risks, including attracting, developing and retaining key employees.

## Board Governance and Nomination Committee

| **Members:** | **Meetings in 2025:** | **Independence:** |
|---|---|---|
| Lydia Kennard (chair)<br>Guy Metcalfe<br>Sarah Slusser | 3 | The Board determined all members of the Governance Committee are independent in accordance with NYSE and SEC rules. |

### Role and Responsibilities:

- Reviews and makes recommendations to the Board regarding Board organization and succession matters.

- Assists the full Board in evaluating the effectiveness of the Board and its committees.

- Reviews and makes recommendations for committee appointments to the Board.

- Identifies individuals qualified to become Board members consistent with any criteria approved by the Board and proposes to the Board a slate of nominees for election to the Board.

- Assesses and makes recommendations to the Board on corporate governance matters.

- Develops and recommends to the Board a set of corporate governance principles applicable to the company.

- Oversees Global Impact & Sustainability matters, assesses sustainability and climate change risks and opportunities, and assists the Board in reviewing and approving the company's sustainability and impact activities, goals and policies.

- Reviews the adequacy of our Governance Guidelines on an annual basis and focuses on reputational and corporate governance risks.

- Reviews company political lobbying activity and spending.

## Board Executive Committee

| **Members:** | **Meetings in 2025:** | **Independence:** |
|---|---|---|
| James Connor (chair)<br>Daniel Letter<br>Irving Lyons III<br>Hamid Moghadam | N/A | The Board determined James Connor and Irving Lyons III are independent in accordance with NYSE and SEC rules. |

### Role and Responsibilities:

- Action by the Executive Committee is intended to be used infrequently for ordinary course or administrative matters, and only if the matter is time-sensitive and the full Board is unavailable.

- The Executive Committee did not take any actions in 2025.

- Holds all the powers and authority of the Board, subject to such limitations as the Board, the committee's charter and/or applicable law, rules and regulations may impose from time to time.

# Other Governance Matters

## Board's role in risk oversight

Risk awareness is embedded throughout our operations, underpinned by an integrated framework for identifying, assessing and managing risk.

The Board retains overall oversight of risk management, with the following committees exercising delegated oversight on behalf of the Board for certain risks and reporting back to the Board:

- The Compensation Committee focuses on risks relating to human capital management, talent retention and remuneration of our officers and employees.

- The Governance Committee focuses on reputational risks, corporate governance and Global Impact & Sustainability, including climate change risks.

- The Audit Committee focuses on financial and cybersecurity risks relating to the company, including use by the company of artificial intelligence (AI) systems that would support financial reporting. The Audit Committee also monitors reputational risks, including those related to ethics and compliance with applicable laws and regulations.

These committees regularly advise the full Board of their risk oversight activities.

Critical components of our risk oversight framework include regular communication among the Board, our management executive committee and our risk management leaders to identify, assess and manage risk.

## Identifying, assessing and managing risks

Our risk oversight framework includes:

- Board engagement with executive and risk management teams, including multidimensional risk reviews, risk assessment mapping and separate interviews between each director and our risk management team.

- Executive management committee meetings focused on strategic risks.

- A structured approach to capital deployment vetted through weekly investment committee meetings, including assessments of sustainability profiles of investments, resilience, and climate, natural disaster and weather-related risks.

- Management of one of the strongest balance sheets in the REIT industry, achieved by reducing our financial risk and foreign currency exposure.

- Rigorous internal and third-party audits assessing the company's controls and procedures.

- A centralized team dedicated to managing risk globally and staying closely engaged with Prologis' teams at the individual market level.

## Climate risk

We use a cross-functional, data-driven process to identify, assess, prioritize and monitor climate-related risks across our global portfolio. Our risk management team works to ensure we have sufficient insurance coverage and protection for our buildings. We also partner with a global reinsurance company and other third-party experts to evaluate future climate scenarios and determine which actions we should take. Based on this evaluation, we take a range of actions that may include improving the physical resilience of our buildings, reviewing and improving disaster response plans, and other measures. Because of our long-term planning, resilience measures and diverse portfolio footprint, we believe our climate risk is well managed.

## Cybersecurity

Our chief technology officer, who reports directly to our CEO, has over 25 years of experience in information technology ("IT"), specifically infrastructure, information security and fraud and identity solutions at large global companies. Our deputy information security officer has over 20 years of experience in various information security roles. Together, they oversee and lead our information security program and our business strategy, financial planning and capital allocation around our cybersecurity risk management and governance practices. They report or provide updates to the Audit Committee and/or Board on multiple occasions annually and as necessary when incidents arise, in accordance with our cybersecurity incident communication protocols. The Prologis Information Security Policy is governed by the United States National Institute of Standards and Technology Cybersecurity Framework (CSF) and is utilized as part of our integrated risk management program that involves participation from employees, our Board and third-party service providers. Additionally, all employees and contractors are required to attend mandatory cybersecurity training on an annual basis. Prologis' cybersecurity posture is reviewed and benchmarked against its peers through regular participation in a third-party security benchmarking survey. Our IT infrastructure is externally audited as part of our Sarbanes-Oxley audit process and our controls include information security standards. In addition, we maintain standalone cybersecurity insurance. To our knowledge, we have not experienced a material breach in information security or any breach in information security that resulted in financial loss, unauthorized access to data or a system interruption that affected internal or external business functions within the three years preceding the date of this Proxy Statement.

## CEO and Management Succession Planning

Please refer to page 39 for information regarding our recent CEO transition.

**We believe in a long planning arc to ensure continuity within senior leadership roles at the company**. Our thoughtful, long-term approach enables us to efficiently manage executive succession:

- Our long-term succession planning produced a leadership team with institutional knowledge, complementary experience and a history of strong performance. All current executive officers were developed, retained and promoted from within. This group has an average tenure of 19 years, fostering continuity, cultural alignment and deep familiarity with our business model. We have also added other senior leaders to key roles on our management executive committee, strengthening capabilities in emerging areas such as energy. Together, these transitions position the company with experienced leadership and continuity in execution as it enters its next phase of growth.

- We are purposefully focused on continuing our succession planning process with the next generation of leadership. Given the scale and breadth of our global platform, we emphasize internal development and long-term exposure to our operating model. We seek to promote individuals who demonstrate sustained performance and deep understanding of our business, reinforcing a durable leadership pipeline for the future.

Please also see "Compensation Discussion and Analysis" for a discussion of how the Compensation Committee uses pay to retain a deep bench of talent, enabling the company to develop and prepare potential future leaders, as well as the Compensation Committee's approach to compensation of our current executive officers.

## Communications with directors

We appreciate your input. Our directors are accessible to our stockholders and other interested parties for engagement as appropriate. You can communicate with any of the directors, individually or as a group, by writing to them in care of Deborah K. Briones, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111. Each communication intended for the Board and received by the secretary that is related to the operation of the company and is not otherwise commercial in nature will be forwarded to the specified party following its clearance through normal security procedures. The directors will be advised of any communications excluded through normal security procedures, as appropriate, and the communications will be made available to any director who wishes to review them.

## Director attendance

The Board held four meetings in 2025, including telephonic meetings, and all directors attended 75% or more of the aggregate number of Board and applicable committee meetings on which they served during 2025 (held during the periods they served). Each director standing for election in 2026 is expected to attend the Annual Meeting of Stockholders, either virtually or telephonically, absent cause. All of our directors attended the Annual Meeting last year, virtually or telephonically.

Pursuant to applicable Maryland law, a majority of the entire Board constitutes a quorum for the transaction of business at meetings of the Board.

## Director compensation

Please see "Director Compensation" and the table titled "Director Compensation for Fiscal Year 2025."

## Stock ownership guidelines and prohibition on hedging/pledging

Our directors must comply with our stock ownership guidelines that require each director to maintain an ownership level in our common stock equal to five times the annual cash retainer (a total of $600,000 as of December 31, 2025). Shares included as owned by directors for purposes of the guidelines include common stock owned, vested or unvested equity awards (restricted stock, restricted stock units, shares and share units deferred under the terms of the Director Deferred Fee Plan or the applicable non-qualified deferred compensation plan, deferred share units and dividend equivalent units), and operating partnership or other partnership units exchangeable or redeemable for common stock. Until such time as the ownership thresholds are met, we will require directors to retain and hold 50% of any net shares of our common stock issued to our directors under our equity compensation plans.

Additionally, our insider trading policy prohibits our directors and employees from hedging the economic risk of ownership of our common stock and from pledging shares of our common stock.

All of our directors and executive officers are currently in compliance with the stock ownership guidelines and the prohibition on hedging and pledging our common stock.

## Independent compensation consultant

The Compensation Committee directly engaged an outside compensation consulting firm, Pay Governance, to assist the committee in assessing our compensation programs for our Board, our CEO and other members of executive management.

Pay Governance reports directly to the Compensation Committee. Pay Governance receives no compensation from the company other than for its work in advising the Compensation Committee, and maintains no other economic relationships with the company. Pay Governance interacts directly with members of our management only on matters under the Compensation Committee's oversight.

Pay Governance conducted a comprehensive competitive review of the compensation program for our non-employee directors in May 2025 and executive officers in December 2025, which was used by the Compensation Committee to assist in making compensation recommendations to the Board. Our CEO makes separate recommendations to the Compensation Committee concerning the form and amount of the compensation of our executive officers (excluding his own compensation).

The Compensation Committee considered the independence of Pay Governance in light of the rules regarding compensation committee advisor independence mandated under the Dodd-Frank Act. The Compensation Committee reviewed factors, facts and circumstances regarding compensation consultant independence, including a letter from Pay Governance addressing Pay Governance and their consulting team's independent status with respect to the following factors: (i) other services provided to us by Pay Governance; (ii) fees we pay to Pay Governance as a percentage of their total revenues; (iii) Pay Governance's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationships between Pay Governance or members of their consulting team that serve the Compensation Committee and a member of the Compensation Committee; (v) any shares of our stock owned by Pay Governance or members of their consulting team that serves the Compensation Committee; and (vi) any business or personal relationships between our executive officers and Pay Governance or members of their consulting team that serve the Compensation Committee. After discussing these factors, facts and circumstances, the Compensation Committee affirmed the independent status of Pay Governance and concluded there are no conflicts of interest with respect to Pay Governance.

## Compensation Committee interlocks and insider participation

No member of the Compensation Committee (i) was, during the year ended December 31, 2025, or had previously been, an officer or employee of the company or (ii) had any material interest in a transaction with the company or a business relationship with, or any indebtedness to, the company. No interlocking relationships existed during the year ended December 31, 2025, between any member of the Board or the Compensation Committee and an executive officer of the company.

## Code of Ethics and Business Conduct and Governance Guidelines

The Board adopted a code of ethics and business conduct that applies to all employees and directors. The Board has formalized policies, procedures and standards of corporate governance that are reflected in our Governance Guidelines. Our Code of Ethics and Business Conduct (the "Code") outlines, in great detail, the key principles of ethical conduct expected of our employees, officers and directors, including matters related to conflicts of interest, use of company resources, fair dealing, and financial reporting and disclosure. The Code establishes formal procedures for reporting illegal or unethical behavior to the company's internal ethics committee. These procedures permit employees to report any concerns, including concerns about the company's accounting, internal accounting controls or auditing matters, on a confidential or anonymous basis if desired. Employees may contact the ethics committee by email, in writing, by web-based report or by calling a toll-free telephone number. Any significant concerns are reported to the Audit Committee in accordance with the Code.

## Policy Governing Material, Nonpublic Information and the Prevention of Insider Trading

The Board adopted an insider trading policy that governs the purchase, sale and/or other dispositions of the company's securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the company. A copy of our insider trading policy, including any amendments thereto, was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025.

## Simultaneous Board service

Our director overboarding policy in our Governance Guidelines requires that if a director serves on three or more public company boards simultaneously, including our Board, a determination is made by our Board as to whether such simultaneous service impairs the ability of such member to effectively serve the company. Mr. Connor, Ms. Kennard and Mr. Metcalfe currently serve on three public company boards each, including our Board. In each case, our Board determined that such simultaneous board service does not impair the individual's ability to be an effective member of our Board.

## Certain relationships and related party transactions

We do not have any related party transactions to report under relevant SEC rules and regulations. According to the company's charter, the Board may authorize any agreement or other transaction with any party, even though one or more of our directors or officers may be a party to such an agreement or is an officer, director, stockholder, member or partner of the other party, if (i) the existence of the relationship is disclosed or known to the Board, and the contract or transaction is authorized, approved or ratified by the affirmative vote of not less than a majority of the disinterested directors, even if they constitute less than a quorum of the Board; (ii) the existence is disclosed to the stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote (excluding shares owned by any interested director, officer or the organization in which such person is a director or has a material financial interest); or (iii) the contract or transaction is fair and reasonable to the company.

We recognize that transactions between us and related parties can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the company's best interests and the best interests of our stockholders. Related parties may include our directors, executives, significant stockholders and immediate family members, and affiliates of such persons.

Accordingly, several provisions of our Code of Ethics and Business Conduct are intended to help us avoid the conflicts and other issues that may arise in transactions between us and related parties, prescribing that:

- Employees will not engage in conduct or activity that may raise questions as to the company's honesty, impartiality or reputation.

- Employees shall not hold financial interests that conflict with, or give the appearance of conflicting with, the performance of their assigned duties.

- Employees shall act impartially and not give undue preferential treatment to any private organization or individual.

- Employees should avoid actual conflicts or the appearance of conflicts of interest.

These provisions of our Code of Ethics and Business Conduct may be amended, modified or waived by the Board or the Governance Committee, subject to the disclosure requirements and other provisions of the rules and regulations of the SEC and the NYSE.

No waivers of our code of ethics and business conduct were granted in 2025.

Although we do not have detailed written procedures concerning the waiver of the application of our Code of Ethics and Business Conduct or the review and approval of transactions with directors or their affiliates, our directors would consider all relevant facts and circumstances in considering any such waiver or review and approval.

# Executive Officers

Biographies of our executive officers as of March 2026, other than Mr. Letter, are presented below. Information for Mr. Letter is included above under "Director Nominees." Messrs. Moghadam, Arndt, Letter and Andrus and Ms. Briones, along with Joseph Ghazal, our former chief investment officer, are treated as named executive officers (each an "NEO") for purposes of this Proxy Statement.

### Timothy D. Arndt
**Chief Financial Officer**

Years at Prologis: 21

Mr. Arndt, 53, has been our chief financial officer since April 2022 and was our treasurer from December 2013 to March 2022. Previously, he held various leadership positions with the company since joining AMB in 2004, including head of corporate planning and as part of the company's global deployment team. Prior to joining AMB, Mr. Arndt worked in real estate strategy at Gap Inc. and in debt capital markets at Forest City Enterprises. He received his Bachelor of Business Administration from the University of Toledo and a Master of Business Administration from Cleveland State University. In addition, he completed the Stanford Executive Program at the Stanford Graduate School of Business.

### Carter H. Andrus
**Chief Operating Officer**

Years at Prologis: 17

Mr. Andrus, 46, has been our chief operating officer since January 2024. Previously, he was Prologis' global head of operations from January 2022 until December 2023. Mr. Andrus has held various leadership positions with the company since joining Prologis in 2008, including president of Prologis' U.S. Central Region. Prior to joining Prologis, he was a senior vice president at Colliers International. Mr. Andrus holds a Bachelor of Arts in economics from the University of Michigan.

### Damon M. Austin
**Chief Development Officer**

Years at Prologis: 11

Mr. Austin, 47, has been our chief development officer since January 2026. Previously, Mr. Austin was our global head of customer-led development from January 2023 to December 2025. He has served in various leadership roles with the company since joining Prologis in 2015, including managing director, customer-led development of the Americas and managing director, capital deployment for the U.S. West Region. Mr. Austin holds a Bachelor of Arts in English from Dartmouth College and an MBA from the UCLA Anderson School of Management.

### Deborah K. Briones
**Chief Legal Officer, General Counsel and Secretary**

Years at Prologis: 21

Ms. Briones, 54, has been our chief legal officer, general counsel and secretary since January 2025. She previously served as managing director and deputy general counsel from August 2022 until December 2024. Ms. Briones has served in various leadership roles since joining AMB in 2004, including senior vice president, associate general counsel. Ms. Briones received her Juris Doctor from the University of California, Berkeley, School of Law and her Bachelor of Arts, with honors, from Yale University.

# Creating Value: Global Impact & Sustainability

At Prologis, Global Impact & Sustainability creates value for our stockholders, customers, employees and communities. This includes four areas of focus:

### Ahead of What's Next

We lead our industry, supporting innovation and capitalizing on our scale and our role in the global supply chain.

### Sustainable Logistics

Our customers want to use energy and other resources efficiently. We provide them with a range of sustainable solutions.

### Inspired People

Our people are the key to our success. They contribute to their communities and build an inclusive workplace.

### Resilient Communities

Logistics real estate drives economic growth and development in the communities where we operate.

Many of our industry-leading distribution centers are located in the urban cores of the world's most densely populated metropolitan areas. This shortens delivery routes, cuts delivery times and reduces supply chain-related emissions. We design, build and operate these distribution centers to operate efficiently, and provide our customers with energy-related services to help them reduce their impacts, risks and operating costs. We also engage with the communities we serve, incorporating their ideas where feasible, to build trust and help local businesses and the community flourish.



Prologis Bottrop Distribution Center, Bottrop, Germany.

# We Stay Ahead of What's Next

Prologis combines the spirit of a startup with the resources of an industry leader. We pilot and implement a wide range of solutions for our customers. We encourage our employees to "simplify and sprint" and to "fail fast."

**>50** – Prologis Ventures ("Ventures") drives innovation across our industry, with investments in more than 50 early- and growth-stage companies since 2016.

**Net Promoter Score: +51** – We achieved a Net Promoter Score of +51 on a scale of -100 to +100 in 2025, indicating strong customer loyalty.

**10%** – 10% of our 2025 employee bonus scorecard was linked to performance in areas related to Global Impact & Sustainability.

# We Deliver Sustainable Logistics

Sustainability is integrated into our business strategy. We design, build and operate industry-leading distribution centers that help our customers reduce their costs and minimize their impacts.

**2040** – Our goal to achieve net-zero emissions by 2040 has been validated by the Science Based Targets initiative.

**1.1 GW** – We achieved 1.1 GW of solar generation and energy storage capacity in 2025, enough to power approximately 193,000 typical U.S. homes.

**83%** – Approximately 83% of our eligible logistics facilities (based on square feet) within our owned and managed operating portfolio has LED lighting.



**SOLAR GENERATION & ENERGY STORAGE CAPACITY (GW)**[1]

# We Inspire Our People

Our people are the key to our success. Their dedication and innovation create value for our customers and investors.

**85%** – In 2025, with participation of 92% of our employees, we achieved an 85% employee engagement survey score, 10% above the average for the financial services sector.

**100%** – All of our employees completed ethics training in 2025.

**14,400** – Our employees completed more than 14,400 hours of company-provided or -sponsored training in 2025.

**EMPLOYEE ENGAGEMENT**



(1) Across our Owned and Managed (O&M) Portfolio. Includes projects that are operating, have achieved Permission to Operate (PTO) or are awaiting final documentation from the utility, as well as capacity achieved through third-party projects where Prologis purchases or guarantees a fixed price for clean power through direct or virtual Power Purchase Agreements (vPPAs).

# We Build Resilient Communities

Logistics real estate drives economic development and strengthens local businesses and communities. We work in partnership with local leaders and organizations to provide job training programs; promote community health and safety; and enhance park and transit infrastructure.

**1.15** – More than 1.15 million people worked under a Prologis roof, most of whom were employed by our customers.[1]

**25,000** – We achieved our goal to provide job training to 25,000 individuals by 2025 by partnering with leading public sector organizations and leveraging digital learning technologies to develop innovative training solutions.

**21,600** – Our employees donated more than 21,600 hours to community organizations in 2025.

## EFFECTIVE GOVERNANCE CREATES ACCOUNTABILITY AND DRIVES ACTION IN GLOBAL IMPACT & SUSTAINABILITY

| | |
|---|---|
| **Board of Directors** | The Governance and Nomination Committee oversees Global Impact & Sustainability. Senior leaders update this committee on goals and performance and provide additional updates to the full Board or to a relevant committee of the Board, as appropriate. |



| | |
|---|---|
| **Executive Team** | Our chief energy and sustainability officer reports to our CEO and sits on our executive committee. Our investment committee assesses the sustainability profile of every significant investment. Our Global Impact & Sustainability Steering Committee provides guidance on sustainability issues and includes senior leaders from across the business, including members of our executive committee (our highest level of management). |



| | |
|---|---|
| **Global Impact & Sustainability** | Our Global Impact & Sustainability team integrates the principles of responsible, sustainable business into company strategy and processes. |

(1)   According to a study published in 2025 by the independent advisory firm Oxford Economics that was commissioned by Prologis.

# Our Goals and Progress

Our sustainability goals are driven by our business strategy — to develop, own, lease and manage properties in the world's most vibrant centers of trade and commerce. We plan to announce our 2030 goals with the publication of our next sustainability report.

| Goals | Target Year | 2025 Progress/Performance |
|---|---|---|
| **Environmental Performance** | | |
| Install 1 GW of solar generation and storage capacity. | 2025 | Achieved **1.1 GW.**[1] |
| Achieve sustainable building certifications for 100% of eligible[2] new developments and redevelopments. | Annually | Achieved, or in process of achieving, sustainable building certifications for **100%** of eligible[2] new developments and redevelopments. |
| Install LED lighting across 100% of eligible new developments and redevelopments and across 80% of our portfolio.[3] | 2025 | Achieved. Installed, or were scheduled to install, LED lighting across **100%** of eligible new developments and redevelopments in 2025 and LED lighting across **83%** of our portfolio.[3] |
| **Social Performance** | | |
| Train 25,000 people in logistics through our Community Workforce Initiative (CWI) (beginning in 2018). | 2025 | Achieved. Trained over **25,000** participants since 2018, achieving this goal in 2023—two years early. |
| Achieve 75,000 hours of volunteer time supporting our local communities around the globe (beginning in 2019). | 2025 | Achieved. Approximately **96,000** hours of volunteer time since 2019. |
| **Governance Performance** | | |
| Ensure 100% of employees complete ethics training. | Annually | Achieved. Trained **100%** of employees. |

(1) Across our owned and managed ("O&M") portfolio. Includes projects that are operating, have achieved Permission to Operate (PTO) or are awaiting final documentation from the utility, as well as capacity achieved through third-party projects where Prologis purchases or guarantees a fixed price for clean power through direct or virtual Power Purchase Agreements (vPPAs).

(2) Includes developments and redevelopments approved from June 2021. Due to customer requirements and/or the limitations of certain co-development agreements, a small number of projects are ineligible to receive a sustainable certification.

(3) Across our owned and managed operating properties.

# Further Information



## Global Impact & Sustainability report
Our next Global Impact & Sustainability report will be published later in 2026.



## Corporate website
Our corporate website provides disclosures and data related to Global Impact & Sustainability.[1]

Site visit to a Prologis warehouse in Greensboro, North Carolina.

(1)   Information contained on or accessible through our website is not a part of this Proxy Statement.

# Executive Compensation

## Compensation Discussion and Analysis

All company operational information in this Compensation Discussion and Analysis (CD&A) is for the year ended or as of December 31, 2025, unless otherwise noted. See Appendix A for definitions and discussion of non-GAAP measures and reconciliations to the most directly comparable GAAP measures and for additional detail regarding definitions of terms as generally explained in this Compensation Discussion and Analysis. The Talent and Compensation Committee ("Compensation Committee" or "the Committee") reviews management's performance against key company performance measures, such as Core FFO per share, discussed below. Messrs. Moghadam, Arndt, Letter and Andrus and Ms. Briones, as well as Mr. Ghazal, our former Chief Investment Officer, are our NEOs for purposes of this Proxy Statement.

# Prologis Business Overview

The world runs on logistics. At Prologis, we don't just lead the industry, we define it. We create the intelligent infrastructure that powers global commerce, seamlessly connecting the digital and physical worlds. From agile supply chains to clean energy solutions, our ecosystems help our customers' businesses move faster, operate smarter and grow sustainably. With unmatched scale, innovation and expertise, Prologis is a category of one, not just shaping the future of logistics but building what comes next.

**Largest global owner of logistics real estate:** We own, manage, lease and develop high-quality logistics facilities in 20 countries across four continents. At year-end 2025, our portfolio included 1.3B square feet of logistics space worldwide and $230B of assets under management ("AUM"), with the largest enterprise value in the world among public REITs.

**Customer-centric business model:** We offer logistics facilities globally in our customers' most critical markets, demonstrated by the fact that 16 of our top 25 customers lease space from us on multiple continents.

**Our model delivers strong long-term stockholder returns:** Our global scale, customer-centric model and ability to execute on our forward-looking strategy has enabled long-term outperformance. Our five-, seven- and ten-year annualized TSR outperformed the MSCI U.S. REIT Index, by 149 bps, 790 bps and 905 bps, respectively.

## UNMATCHED GLOBAL PLATFORM DELIVERS LONG-TERM VALUE

Over the past decade, our worldwide business has delivered long-term growth that outpaced other REITs[1]:



Total Stockholder Return CAGR (10-Year Period)

- PLD: 14.8%
- S&P 500 REITs: 6.4%

**832 bps** greater 10-year TSR CAGR than S&P 500 REITs

**543 bps** greater 10-year dividend CAGR than S&P 500 REITs

Stock Price CAGR (10-Year Period)

- PLD: 11.5%
- S&P 500 REITs: 2.6%

Dividend CAGR[2] (10-Year Period)

- PLD: 10.3%
- S&P 500 REITs: 4.8%

Net Earnings Per Share CAGR[3] (10-Year Period)

- PLD: 8.4%
- S&P 500 REITs: 5.1%

Core FFO Per Share CAGR[4] (10-Year Period)

- PLD: 10.3%
- S&P 500 REITs: 5.0%

(1) Based on the weighted average market capitalization over the 10-year period for the "S&P 500 REITs," which consists of AMT, ARE, AVB, BXP, CCI, CPT, DLR, DOC, EQIX, EQR, ESS, EXR, FRT, HST, IRM, KIM, MAA, O, PSA, REG, SBAC, SPG, UDR, VTR, WELL and WY. Identified by stock symbols. Percentages are rounded. Compound annual growth rate ("CAGR").

(2) Includes companies that reported dividend data in both the initial and final years of the measurement period. Excludes companies that did not report data in both years.

(3) Prologis' net earnings per share CAGR is impacted by non-cash depreciation expense generated as a result of our M&A activity. Prologis' acquisitions of other real estate companies and assets from other companies creates non-cash depreciation expense at the fair market value of the assets acquired. From 2011 to 2022, we completed five significant M&A transactions collectively valued at approximately $54B. In addition, our net earnings per share CAGR has more variability than our Core FFO per share CAGR due to unrealized foreign currency fluctuations and gains from dispositions of assets and contributions of assets to Strategic Capital vehicles, which affect our net earnings per share but do not impact our Core FFO per share.

(4) Core FFO per share excluding Net Promote Income (Expense). Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure. See Appendix A for a calculation of the CAGR of our Core FFO per share. Includes companies that reported Core FFO per share, or equivalent, data in both the initial and final years of the measurement period. Excludes companies that did not report applicable data in both years. Uses FFO adjusted for comparability to Core FFO measures for companies that did not report Core FFO.

# Our integrated platform across logistics and adjacent growth businesses drives long-term stockholder value

Our industry-leading balance sheet provides resilience across cycles and the flexibility to deploy capital with discipline when opportunities emerge. Combined with our global scale and integrated platform, we operate beyond traditional logistics real estate, creating durable competitive advantages and multiple drivers of long-term growth.

| STRONG FOUNDATION FOR GROWTH | |
|---|---|
| Fortress balance sheet | • A top credit-rated REIT, rated A2 and A by Moody's and S&P, respectively.[1] |
| | • Enables us to access financial markets globally on favorable terms: being an A-rated company provides significant value by reducing our cost of capital across multiple currencies. |
| | • $7.6B of liquidity at year-end 2025, readily available to deploy opportunistically. |
| Strategic Capital | • Leading global logistics-focused asset manager with $67B of third-party AUM. |
| | • We partner with third-party institutional investors to jointly own properties through co-investment vehicles. |
| | • In 2025, we achieved an important milestone by completing the IPO of China AMC Prologis Logistics REIT ("C-REIT"). This marks our third fee-generating publicly listed vehicle, along with Nippon Prologis REIT in Japan and FIBRA Prologis in Mexico. C-REIT broadens our access to capital, diversifies our investor base and strengthens our presence in China, one of the world's most dynamic logistics markets. |
| Proven M&A track record | • 2011–2023: Acquired five real estate companies in transactions collectively valued at $54B and overdelivered on our underwritten synergies. Also acquired and successfully integrated a $3.1B portfolio of high-quality U.S. assets. |
| | • 2024–2025: FIBRA Prologis, our Strategic Capital vehicle in Mexico, acquired Terrafina, which owns approximately 41M square feet of industrial space in key markets. |
| COMPELLING EMBEDDED UPSIDE | |
| Development expertise and unique land bank | • Global land portfolio focused on major urban centers can support an estimated $42.6B of development.[2] |
| | • The strategic location of our sites, combined with our development and sustainable design expertise, enables us to unlock the full value of our industry-leading land portfolio, a distinct competitive advantage. |
| Growth potential from rent change | • Cumulative market rent growth over the past several years has created significant embedded mark-to-market, positioning lease renewals to yield significant increases in future rental income. |
| | • Our lease mark-to-market (which estimates the extent to which market rents exceed our current in-place rents) was approximately 18% as of year-end 2025. |
| Capturing additional wallet share | • Essentials Solutions provide an ecosystem of products and services to support our customers from move in to move out, generating additional income from solutions like turnkey warehouses, LED lighting and more. |
| | • Energy Solutions support our customers' energy needs while creating more value in our portfolio. Our business offers comprehensive commercial solar energy, battery storage and on-premises energy solutions, with more than 1 gigawatt of solar power generation and energy storage capacity. |
| ADJACENT GROWTH BUSINESSES | |
| Data centers: Strategic fit with Prologis' platform | • Our ability to integrate land, infill locations, power procurement, customer relationships, capital and a deeply experienced team gives us a competitive advantage in the data center space. |
| | • We are advancing on our strategy to secure reliable access to power at scale, which positions select sites for energy-ready data center development while also increasing the value of our land. |
| Venture capital investments accelerate the future of logistics | • Prologis Ventures invests in startups focused on developing solutions to our customers' most critical logistics challenges, including those involving transportation, energy and construction. |
| | • With investments in more than 50 early- and growth-stage companies since 2016, Ventures investments have delivered valuable strategic insights and access to innovation for Prologis and our customers, helping to optimize supply chains and operations. |
| Scale-enabled data advantage | • We are uniquely positioned to harness logistics data. An estimated $3.2 trillion of goods flowed through our facilities in 2024, equivalent to 2.9% of the world's GDP.[3] |
| | • Our data-driven capabilities enable our teams to apply artificial intelligence to enhance operational efficiency and support informed decision-making. |

(1) A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

(2) Estimated development based on Total Expected Investment (TEI) of newly developed buildings on an O&M basis and represents total estimated cost of development or expansion, including land, development and leasing costs. TEI is based on current projections and is subject to change.

(3) Gross Domestic Product (GDP). According to a study published in 2025 by the independent advisory firm Oxford Economics that was commissioned by Prologis.

## Strategic Capital is a core differentiator and foundational to Prologis' long-term growth

**Contributes significantly to our global logistics scale:** Our 11 Strategic Capital vehicles provide additional investment capacity that allows us to grow our core real estate business and develop new revenue streams, such as our Essentials Solutions, Energy Solutions and data center businesses.

**Provides substantial fee income:** Prologis manages the assets owned by the vehicles, leveraging our expertise to drive strong returns for our Strategic Capital investors and, ultimately, Prologis' stockholders. The company earns management fees and also has the opportunity to earn incentive fees for achieving outperformance targets by delivering value creation or investment return growth.

### 44% of our total AUM

$102B total assets (including Prologis share) are held in our 11 vehicles, comprising 3,081 buildings and 670M square feet.

### Substantial fee income

Over the past decade, Prologis has earned over $6B in management and incentive fees from Strategic Capital.

### Aligned interest

Prologis owns a substantial portion of each vehicle. When the value of assets held in a vehicle increases, the value of Prologis' ownership stake also increases.

**Prologis' Strategic Capital platform enhances returns:** By co-investing alongside institutional investors, we deploy less of our own capital while also earning management fees and performance-based incentive fees. This model allows us to deploy capital efficiently, participate in long-term value creation and build a diversified, resilient earnings stream that complements our wholly owned portfolio and supports value creation for our stockholders.

**Strategic Capital diversifies risk:** Strategic Capital expands our access to capital and broadens our exposure across properties, markets and customers beyond what could be achieved through balance sheet ownership alone. This investment structure also helps mitigate foreign currency risk, as properties outside the U.S. are primarily held in vehicles that operate in their local currency and have third-party investors, reducing Prologis' direct exposure to exchange rate movements.

**Prologis Promote Plan (PPP) aligns incentives with Strategic Capital outperformance:** Our Strategic Capital third-party investors expect Prologis to directly align senior management incentives with outperformance in our vehicles. In response, we established PPP, a compensation program specifically tied to Strategic Capital vehicle results. See page 54 for details on the structure of PPP and how it incentivizes strong returns in our Strategic Capital business.


Development & Operating Platform
Invest globally to develop modern logistics facilities
Lease the asset and create value
Recycle capital into development platform
Contribute assets to co-investment vehicle
Strategic Capital Platform

### Capital recycling: The fundamental Strategic Capital advantage

Strategic Capital allows us to self-fund our development activities without the cost and delay of having to access public equity markets for annual deployment capital. This distinguishes us from competitors who issue new equity to finance their growth.

As illustrated to the left, Prologis may offer to contribute assets to our Strategic Capital vehicles. Prologis recycles the profits generated from the contribution of assets to Strategic Capital vehicles to fund additional projects. This creates a powerful cycle of value creation and reinvestment.

FROM THE COMPENSATION COMMITTEE

# Our Foundational Compensation Principles and Key Insights for 2025

The Compensation Committee prioritizes long-term stockholder value by aligning incentives with key business goals and securing leadership continuity. We rigorously evaluate and structure executive compensation to provide a strong alignment with stockholder interests and to attract and retain a deep bench of talent. This approach has facilitated our effective, long-term approach to executive succession planning, and has enabled our track record of delivering long-term stockholder value. Paying for performance is foundational to our compensation philosophy, and 2025 payouts reflect strong company performance.

## Paying for performance is our central compensation tenet. 2025 payouts reflect company performance

- **Commitment to pay-for-performance:** The Committee devotes significant attention to evaluating our executive compensation program to ensure our incentive design works as intended to drive substantial long-term stockholder returns. In recent years, the Committee has implemented meaningful program design changes to further strengthen alignment with stockholder interests.
- **Pay-for-performance design supported strong 2025 results:** In 2025, we delivered strong operating results, including net earnings of $3.56 per share and Core FFO of $5.86 per share[(1)], representing 6% Core FFO per share[(1)] growth over 2024. We also signed 228M square feet of leases during the year, a company record.
  - **Annual bonus opportunity underpinned our results:** Our 2025 results reflect the alignment of our pay-for-performance compensation program with key operational and strategic priorities. Our 2025 bonus scorecard incorporated quantitative performance metrics, including financial performance and operational execution.
    - For example, the “average occupancy above market” metric[(2)] added to the 2025 bonus scorecard directly incentivized leasing activity and contributed to our record lease signings.
    - Based on strong overall performance against the rigorous targets in our bonus scorecard, our NEOs earned above-target annual incentive payouts for 2025.
- **Our compensation program aligns incentives with long-term stockholder value:** Strong, durable financial and operational results, including those in 2025, propel our long-term TSR outperformance. Since the AMB-ProLogis Merger 14 years ago, we have delivered annualized TSR of 12.84% and a cumulative return of over 482.47%. Our annualized TSR over that period outperformed the MSCI U.S. REIT Index by 561 bps and the S&P 500 Equal Weighted Index by 102 bps per year.
  - **Performance-based equity awards incentivize relative TSR outperformance:** Forward-looking PSU awards constitute the majority of our NEOs’ pay opportunities. These performance-based awards require above-index TSR performance over a multi-year period to earn target payouts, with above-target opportunities requiring greater relative TSR outperformance.

## We prioritize thoughtful succession planning to promote business continuity and long-term growth

- As a lean organization, managing $230B of AUM with only approximately 2,800 employees, we depend on exceptional talent to run our global enterprise spanning logistics, digital infrastructure and distributed energy, underpinned by public and private capital.
- Accordingly, we intentionally invest in developing and retaining top talent as a cornerstone of our succession strategy. Attracting and retaining high-performing leaders ensures continuity grounded in deep institutional knowledge and operational expertise, positioning us to continuously drive long-term success for our customers and stockholders.
- Our long-term planning horizon has enabled us to methodically build our current leadership team over time:
  - All current executive officers were developed, retained and promoted from within. This group has an average tenure of 19 years, fostering continuity, cultural alignment and deep familiarity with our business model.
  - Over the same period, we added other senior leaders to key roles on our management executive committee, strengthening capabilities in emerging areas such as energy.
- Our current executive officers’ compensation is performance-driven, with Core Compensation positioned within a reasonable range of median Peer Group pay and above-median opportunities requiring exceptional performance.
- We are purposefully focused on continuing our succession planning process with the next generation of leadership. Given the scale and breadth of our global platform, we emphasize internal development and long-term exposure to our operating model. We seek to promote individuals who demonstrate sustained performance and deep understanding of our business, reinforcing a durable leadership pipeline for the future.

(1) Core FFO per share excluding Net Promote Income (Expense). Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

(2) Measures the extent to which the average occupancy of Prologis’ share of the operating portfolio exceeds the average occupancy of the industrial real estate markets in which Prologis operates. Please refer to page 46 for a more detailed description of this metric in our 2025 bonus scorecard.

# Stockholder Outreach Highlights

At our 2025 Annual Meeting, 91% of stockholders supported our Say-on-Pay proposal. Similarly, at our 2024 Annual Meeting, our Say-on-Pay proposal received 92% stockholder support. These results reflect sustained stockholder confidence in the structure of our executive compensation program and the Compensation Committee's recent decisions, including the significant changes we implemented to our program in 2024 based on critical themes heard during stockholder outreach.

Consistent with our longstanding commitment to stockholder engagement, we conducted outreach to 73% of our top 100 stockholders in the past year.[1] The chair of our Compensation Committee led in-person and virtual meetings with each stockholder that we met with, providing direct insight into the Committee's decision-making framework and listening to stockholder priorities and recommendations.

During these discussions, many stockholders expressed appreciation for the strong alignment between compensation outcomes and long-term value creation, as well as Mr. Moghadam's and the Board's disciplined, multi-year approach to succession planning. Stockholders were interested in understanding how the Compensation Committee's decisions facilitated the succession process and how the go-forward incentive structure would ensure that the executive team has incentives to deliver superior results. Our disclosures in this Proxy Statement were informed by the feedback received through these conversations.

As part of our annual outreach, we also discuss key corporate governance features with stockholders, including our recent actions to enhance stockholder rights. In February 2025, we reduced the ownership threshold required to call a special meeting from 50% to 20% of voting power. Stockholders voiced support for using this threshold.



Customer meeting at the Beacon Lakes Office, Miami, Florida.

(1) Calculated by outstanding shares of common stock held by our top 100 stockholders. As of December 31, 2025, our top 100 stockholders held 82% of our outstanding shares. Engagement covered 46% of total shares outstanding and included outreach from May 2025 to March 2026.

# 2026 Updates

Effective January 1, 2026, Hamid Moghadam transitioned from CEO to executive chairman of the Board, and Dan Letter became CEO. Mr. Letter joined the company in 2004 and has held a variety of senior leadership roles, most recently serving as president since 2023.

This CEO transition is the result of a multi-year succession planning process led by Mr. Moghadam and fully supported and approved by the Board. To provide transparency to our stockholders, customers and employees, the transition was announced in February 2025, nearly a full year before it became effective.

The Committee carefully evaluated the appropriate roles, responsibilities and compensation structures for both the CEO and the executive chairman positions. The Committee believes the compensation packages for both roles support the effective execution of our thoughtful, long-term succession plan, which is in the best interests of Prologis' stockholders. As executive chairman, Mr. Moghadam will draw on his deep industry expertise, institutional knowledge and vast network to lead the Board and contribute to the company's long-term success. Recognizing the value of Mr. Moghadam's continued service as executive chairman, the Committee designed an executive chairman compensation package grounded in benchmarked data and aligned with long-term stockholder value creation.

## 2026 executive chairman compensation

**The executive chairman's annual compensation will be entirely performance-based and delivered exclusively in the form of performance-based equity awards (PSUs), as requested by Mr. Moghadam.**

- **The executive chairman will not receive a base salary and will not be eligible to receive an annual bonus,** distinguishing his pay structure from the vast majority of the executive chair pay structures observed in the Committee's benchmarking.

- Annual PSU awards will be earned solely based on multi-year company performance and carry the same upside opportunity and downside risk as PSUs granted to our executive officers, subject to identical performance conditions and vesting terms (refer to page 52 for detail on our PSU structure).

- For 2026, the executive chairman was awarded a PSU grant with a target value of $13,750,000. This amount was informed by a multi-year benchmarking analysis prepared by the Committee's independent consultant that reviewed compensation paid to former public company CEOs who transitioned to an executive chair role. It analyzed ratios of executive chair compensation relative to final-year CEO compensation. Mr. Moghadam's 2026 annual compensation amount was generally consistent with the median ratio of executive chair-to-CEO compensation observed in the benchmarking analysis. **Mr. Moghadam's capped 2025 compensation was used as the reference point in this analysis.**

- None of Mr. Moghadam's outstanding equity awards granted while he was CEO were accelerated or modified as a result of his transition to executive chairman.

To support his retention during the Company's next phase of growth, the Committee also granted Mr. Moghadam a one-time award of 220,000 service-based LTIP Units, subject to three-year cliff vesting. In its benchmarking review, the Committee determined that executive chair arrangements at other companies were not directly comparable to our situation and therefore designed a package tailored to Prologis' specific circumstances, namely the transition of a founder with more than 40 years of service. In structuring the award to support Mr. Moghadam's retention during this transition period, the Committee considered: (1) the alignment created by the three-year cliff vesting requirement; (2) the competitive market for highly successful executives with comparable experience; and (3) its longstanding practice of granting Mr. Moghadam at-risk, performance-based awards. Given these considerations, the Committee determined that this targeted, one-time award was appropriate to secure his service and facilitate a seamless CEO transition.

During our stockholder outreach, we discussed the executive chairman's compensation, addressed questions and considered the feedback received. Investors voiced strong support for the company's well-executed transition plan and endorsed the executive chairman's role and responsibilities as aligned with the company's long-term interests.

## 2026 CEO compensation

Mr. Letter's 2026 target Core Compensation consists of a base salary of $1,000,000, an annual bonus target equal to 200% of base salary and an annual LTI equity award with a target value of $15,750,000 that is predominantly performance-based. Mr. Letter's annual PSU awards will use the same performance scale and terms as PSUs granted to our other NEOs.

The Committee's benchmarking confirmed that Mr. Letter's 2026 target Core Compensation is within an appropriate range relative to median CEO compensation among our Peer Group.

# Prologis has a longstanding commitment to stockholder engagement and responsiveness

The Committee deeply values stockholder engagement, consistently conducting annual outreach for the past decade. We continuously assess executive compensation and corporate governance based on this feedback, ensuring refinement and responsiveness while effectively incentivizing our NEOs.

**2016:** Adopted proxy access with 3/3/20/20 terms.

**2020:** Did not modify any bonus targets due to the COVID-19 pandemic.

**2024:** Designed new LTI equity program with forward-looking structure and eliminated new POP awards for NEOs at the time, completing the move to a single TSR-based equity plan.

Reduced stockholder voting thresholds to either a simple majority or the lowest standard permitted by law.

**2018:** Extended the vesting period on annual LTI equity awards from three to four years.

Added sustainability and company culture metrics to our annual bonus program to reinforce alignment with business objectives.

Eliminated bonus exchange premium for NEOs.

**2022:** Reduced discretion in our annual bonus program by increasing corporate score weighting to 80% for all NEOs (and decreasing weighting of individual score).

Disclosed all quantitative metrics used to determine corporate score for bonuses.

## Continuous Compensation & Governance Enhancements Grounded in Stockholder Feedback

**2017:** Adopted a seven-year cliff vesting schedule for POP Awards.

**2021:** Added CEO/director recruitment policy in our Governance Guidelines.

**2025:** Reduced threshold for stockholders to call a special meeting from 50% of voting power to 20%.

**2023:** Enhanced disclosure on NEO succession planning.

**2019:** Extended vesting period on all PPP awards from three to four years.

# Compensation Benchmarking Peer Group

## Our Peer Group methodology reflects the scale of our enterprise, the scope of our business and our need to tap talent markets beyond real estate

With guidance from Pay Governance, the Committee's independent consultant for 2025, the Committee built our compensation benchmarking peer group (the "Peer Group") to align with our continued growth and ongoing business transformation:

| **Continued Business Expansion and Evolution** |  | **Competition for Talent Across Industries** | = | **Peer Group Reflecting Prologis' Business and Talent Markets** |
|---|---|---|---|---|
| We have expanded our industry leadership, creating a distinct business model that encompasses global asset management through Strategic Capital and growth beyond real estate with Essentials Solutions, Energy Solutions and our data center business. | | We compete for talent beyond the REIT industry, with financial services and technology firms, among others. We seek top finance professionals for complex transactions and tech-savvy experts to drive innovation and leverage data to create value. | | Our Peer Group reflects our global scale and unique scope. It aligns with our key business and talent markets: (1) real estate, (2) financial services, private equity and asset management and (3) business-to-business technology. |



## Peer Group for 2025

- We selected peers that include a mix of large-cap REITs, financial services firms and business-to-business (B2B) technology companies reflecting the breadth of our business and the diverse talent markets in which we compete.

- Our 2025 Peer Group includes 20 companies of appropriate size, with revenues generally 0.35 to 2.5 times our FY 2024 revenues and market capitalizations from 0.05 to 1.85 times our market capitalization.[1] Prologis was in the 49th and 67th percentiles of the group's revenue and market capitalization, respectively.

- In 2025, the Committee replaced Ventas, Inc. with Digital Realty Trust, Inc. Digital Realty's focus on data centers more closely aligns with Prologis' expanding presence in this area and represents a more relevant business and talent competitor. The Committee also determined that Digital Realty is appropriate from a revenue and market capitalization perspective. This change kept the proportion of REITs in our Peer Group consistent and did not materially impact the Committee's pay determinations for 2025.

| **REITs** | **Financial Services & Asset Management** | **B2B Technology** |
|---|---|---|
| - American Tower Corporation<br>- Crown Castle Inc.<br>- Digital Realty Trust, Inc.<br>- Equinix, Inc.<br>- Welltower Inc. | - BlackRock, Inc.<br>- The Carlyle Group Inc.<br>- Evercore Inc.<br>- Jefferies Financial Group Inc.<br>- Lazard, Inc.<br>- Northern Trust Corporation<br>- S&P Global Inc.<br>- State Street Corporation | - Adobe Inc.<br>- Automatic Data Processing, Inc.<br>- Global Payments Inc.<br>- Intuit Inc.<br>- Paychex, Inc.<br>- ServiceNow, Inc.<br>- Workday, Inc. |

(1)   Market capitalization of Prologis and peers as of September 15, 2025, the data used by the Committee to perform its last Peer Group analysis in 2025.

# 2025 Compensation Program Structure

## Core Compensation is aligned with Peer Group median, with meaningful upside tied to delivering outperformance

The Committee's 2025 competitive analysis confirmed that our current target Core Compensation (base salary, bonus opportunity and long-term incentive) is within a reasonable range of median Peer Group pay.

Outperformance Compensation, now granted exclusively through PPP awards, provides additional pay opportunities when our Strategic Capital vehicles generate significant value for our stockholders. PPP also supports our ability to attract and retain top talent from highly competitive and well-compensated sectors, including financial services, private equity and asset management.

## Our compensation program is intentionally designed to reinforce our business model

The components of our compensation program are purposefully aligned with key drivers of our business. Compensation is calibrated to reward annual strategic execution, strong relative stockholder returns and Strategic Capital outperformance, consistent with our pay-for-performance framework.

### Base Salary

- Represents the smallest portion of all executive compensation elements.
- Based on benchmarking across our Peer Group.

### Bonus Opportunity

- Based on performance across core operational metrics that align with our annual business plan and support our long-term strategy.
- Formulaic outcome with significant transparency regarding objective, quantitative metrics and payouts.
- No minimum guaranteed bonus; capped at 200% of target.

### Long-Term Incentive Equity Program

- Annual LTI equity awards reward NEOs for robust stockholder value creation by incentivizing forward-looking TSR outperformance, requiring above-index performance over a three-year performance period to earn target pay.
- Two-thirds of earned awards vest over an additional two years following the performance period, strongly reinforcing long-term retention and stockholder alignment.
- Awards capped at target if absolute TSR is not positive.
- Approximately one-third of employees receive equity awards to ensure alignment with stockholder interests deep into our organization.

### Outperformance Compensation: PPP

- Awarded when Strategic Capital outperformance results in incentive fees paid to the company. When incentive fees are earned, most of the value created goes to the company and directly benefits Prologis' stockholders.
- Third-party investors in our vehicles value the alignment between management compensation and Strategic Capital outperformance.
- Earned awards vest over an additional four-year period, further reinforcing long-term stockholder alignment.
- PPP opportunities go beyond executives to key leaders essential to Strategic Capital outperformance.
- Important recruitment and retention tool for critical talent.

## The Committee sets executive pay opportunities on an individualized basis

Total pay is calibrated based on each executive's performance, leadership experience, peer benchmarking and future potential. The Committee reassesses compensation as performance and responsibilities evolve, conducting regular reviews to ensure continued competitiveness with market standards.

# 2025 Chief Executive Officer Compensation

## 2025 CEO compensation was reduced due to implementation of pay cap

Starting in 2024, Mr. Moghadam volunteered to cap his total annual compensation as CEO.[1] The cap reduced the total amount of compensation he otherwise would have received. In 2025, the cap resulted in an approximate $3.7M reduction in his total compensation. In 2024, it reduced his compensation by approximately $13M, bringing the cumulative reduction to nearly $17M over the two-year period.

> **We implemented significant compensation program changes beginning in 2024. Using a three- or five-year average of CEO total compensation does not fully reflect the impact of these important changes.**
>
> - The changes to our program included the discontinuation of the Prologis Outperformance Plan (POP) and the cap on Mr. Moghadam's CEO compensation, both of which became effective in 2024.
> - Therefore, analyzing only three- and five-year average pay dilutes the meaningful effect of these structural changes.

## Long-term TSR growth has outpaced growth in CEO compensation

As demonstrated in the chart below, total stockholder return on an investment made at the end of 2018 significantly outpaced growth in total CEO compensation (Core Compensation plus Outperformance Compensation) over the same period.

**PROLOGIS TOTAL STOCKHOLDER RETURN OUTPACED INDEXED CEO TOTAL PAY**
Total stockholder return on a $100 investment vs. CEO total compensation indexed to start at $100.



— Prologis total stockholder return: cumulative stockholder return from December 31, 2018, to December 31 2025, assuming initial investment of $100 in PLD common stock at the closing price on December 31, 2018, and reinvestment of dividends.

— CEO total compensation indexed to start at $100 (including PPP and POP payouts in the applicable year, if any).[2]

(1) Beginning with 2024, Mr. Moghadam's total annual compensation (including PPP awards) as stated in column "J" of the Summary Compensation Table for any year in which he served as CEO was capped at $25 million.

(2) CEO total compensation for a performance year includes base salary, bonus, annual LTI equity awards and equity paid in lieu of salary that the Committee analyzes as compensation paid for that performance year plus PPP awards paid in the performance year and aggregate POP awards paid for any performance periods ending in the applicable performance year.

# 2025 Core Compensation: Annual Bonus Opportunity

## HOW IT WORKS

### Bonus calculation process

**Corporate score determination:**

- We use a scorecard to assess performance measured by operational metrics aligned with our strategic priorities.

- The scorecard includes five performance categories, each weighted based on its relative importance (see following pages).

- Each metric assesses company performance, which generates a score for each of the five bonus categories.

- The category scores are multiplied by their respective weightings and aggregated to determine the overall corporate score, which translates into a percentage of the target bonus pool.

- The corporate score ranges from 50% to 200% of target, reflecting threshold performance at 50% and stretch performance at 200%.

**NEO bonus calculation:**

- The corporate score determines 80% of our NEOs' bonuses, with the remaining 20% based on individual performance aligned with company strategic priorities.

**Key NEO bonus features:**

- All bonuses are 100% based on performance aligned with our annual business plan.

- There is no minimum guaranteed bonus.

- Bonus payments are capped at 200% of target bonus.

### Bonus structure aligns with our key strategic priorities to drive stockholder value

**Our annual bonus metrics are designed to reflect the company's most important financial and strategic priorities for the year.**

Each year, we select metrics that incentivize progress against current objectives, recognizing that priorities evolve as goals are achieved and strategy advances. For example, in 2023 and 2024, we included a metric measuring the accuracy and completeness of our data across property characteristics, leasing and customer contacts, construction and facilities management to advance our significant organization-wide focus on building and refining a robust data platform. We made significant progress in strengthening our data capabilities, a critical foundation for future growth and competitive advantage, and therefore determined that this metric was no longer necessary in 2025. We replaced that metric with "average occupancy above market," which measures the extent to which occupancy in our operating portfolio exceeds that of the industrial markets in which we operate. This metric reinforces disciplined leasing execution and aligns incentives with maximizing durable cash flows and long-term stockholder value.

**Portfolio Operations metrics are the most heavily weighted.**

Our 2025 bonuses were largely determined by our performance on operational metrics in the Portfolio Operations category (45% of our total corporate score). These operational metrics for 2025 were (i) Core FFO per share (excluding Promotes); (ii) same-store NOI growth — net effective; and (iii) average occupancy above market. These metrics have considerable impact on our success and are important to our stockholders in assessing company performance.

**We incorporate rigorous, quantifiable goals related to Global Impact & Sustainability to reinforce accountability and support our industry-leading approach.**

Our commitment to environmental sustainability creates value for stockholders by driving ancillary revenue streams, such as through our Essentials Solutions and Energy Solutions, and differentiates us with customers. Metrics related to company culture and community impact enhance our competitiveness for top talent and strengthen relationships with communities in the markets where we operate. Finally, third-party assessments provide independent insight into our corporate governance practices. We are committed to maintaining strong, independently validated governance standards that support responsible stewardship in the best interests of our stockholders.

## Bonus targets are set annually and structured for long-term performance

We set our bonus metrics to drive strong operational performance over the long term. The effectiveness of this approach is reflected in our long-term results: over the past 10 years, we have delivered a 10.3% dividend CAGR, 8.4% net earnings per share CAGR and 10.3% Core FFO per share CAGR.[1]

**The Compensation Committee sets our bonus targets at rigorous levels.** For example, our 2025 Core FFO per share (excluding Promotes)[1] target required performance meaningfully above 2024 actual results.

- Establishing ambitious annual targets is a longstanding practice for Prologis. We have generally increased our Core FFO per share target annually since 2011, holding it constant only from 2012 to 2013. Since the Merger 14 years ago, targets have otherwise increased year-over-year.

- Core FFO is a key earnings metric for REITs. Driven by consistently ambitious targets, our annual Core FFO per share performance (as measured in our annual bonus scorecards) increased every year over the past decade, representing more than 128% total growth and sustained stockholder value creation.

- In 2024, we finished slightly below target on our Core FFO per share (excluding Promotes)[1] metric. Rather than lowering the target in this category, we increased our ambition for 2025 by setting a target that exceeded not only our 2024 target and 2024 actual performance, but also our 2024 stretch goal. This commitment to maintaining rigorous targets contributed to 2025 Core FFO per share (excluding Promotes) exceeding 2024 results by 6%.

To be effective, the targets must be calibrated for the applicable operating environment. Therefore, some targets may not show increases versus the prior year's target or performance:

- The same-store NOI growth target is set based on supply and demand dynamics, which vary annually and may not always warrant higher targets.

- The economic stabilizations and build-to-suit volume targets reflect the projected development pipeline for the coming year, while the stabilization margin target incorporates expected labor, material and other cost conditions.

- The Strategic Capital third-party equity raise target is established based on a comprehensive assessment of market conditions, investor demand and the anticipated pace of capital deployment. In setting the target, we consider the broader capital-raising environment, vehicle performance and ongoing engagement with current and prospective Strategic Capital investors. This approach balances disciplined growth with alignment to Strategic Capital partner objectives and long-term value creation.

(1)  Core FFO per share excluding Net Promote Income (Expense). Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

## 2025 CORPORATE SCORECARD: CATEGORY-BY-CATEGORY METRIC RESULTS

| PORTFOLIO OPERATIONS | | WEIGHTED AT 45% | | ABOVE TARGET OVERALL | |
|---|---|---|---|---|---|
| Key performance metric | Metric weighting | Threshold performance 50% of target bonus | Target performance 100% of target bonus | Stretch performance 200% of target bonus | Scored 2025 performance[4] |
| Core FFO per share (excluding Promotes)[1] | 30% | $5.70 | $5.80 | $5.90 | $5.86 |
| Same-store NOI growth — net effective[1][2] | 7.5% | 3.25% | 3.75% | 4.25% | 4.50% |
| Average occupancy above market[3] | 7.5% | 125 bps | 175 bps | 225 bps | 240 bps |
| **Total category score** | | | | | **173.5% of target** |

(1)   Core FFO per share (excluding Promotes) excludes Net Promote Income (Expense). Core FFO per share and same-store NOI growth — net effective are non-GAAP measures. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measures. Core FFO per share for the annual bonus scorecard excludes Net Promote Income (Expense). Core FFO per share including Net Promote Income (Expense) was $5.81.

(2)   Same-store NOI growth is based on our O&M portfolio.

(3)   Measures the extent to which the average occupancy of Prologis' share of the operating portfolio exceeds the average occupancy of the industrial real estate markets in which Prologis operates. The market benchmark utilizes third-party industrial market occupancy data and is reweighted to align with Prologis' geographic and market composition, creating a global market occupancy benchmark that is directly comparable to Prologis' portfolio. The metric is calculated as an average of the quarter-end spot market occupancies and expressed as the difference, in basis points, between Prologis's average portfolio occupancy and the reweighted market occupancy benchmark on a global basis.

(4)   For comparison, actual 2024 performance for metrics that were included in the 2024 bonus scorecard: Core FFO per share ($5.53); same-store NOI growth — net effective (5.40%).

| ESSENTIALS/ENERGY SOLUTIONS | | WEIGHTED AT 10% | | ABOVE TARGET OVERALL | |
|---|---|---|---|---|---|
| Key performance metric | Metric weighting | Threshold performance 50% of target bonus | Target performance 100% of target bonus | Stretch performance 200% of target bonus | Scored 2025 performance |
| Essentials/Energy Solutions Contribution[1] | 10% | $50M | $55M | $60M | $60.2M |
| **Total category score** | | | | | **200% of target** |

(1)   This measure reflects revenues generated by the Essentials Solutions and Energy Solutions businesses, net of bad debt, less operating expenses and direct general and administrative expenses attributable to the businesses on an O&M basis, and excludes the impact of taxes and investment tax credits generated for potential use or sale. It is an appropriate performance measure for the Essentials Solutions and Energy Solutions businesses because it reflects operating results that are more directly influenced by management's execution and day-to-day decision-making. This measure reduces the impact of capital allocation decisions that are not within the control of the Essentials Solutions or Energy Solutions operating teams, while continuing to capture the underlying profitability of the businesses. As a result, it provides a consistent and transparent basis for evaluating performance and aligning incentives with operational objectives, which is why we updated the measurement methodology of this metric for 2025.

| DEPLOYMENT | | WEIGHTED AT 20% | | ABOVE TARGET OVERALL | |
|---|---|---|---|---|---|
| Key performance Metric | Metric weighting | Threshold performance 50% of target bonus | Target performance 100% of target bonus | Stretch performance 200% of target bonus | Scored 2025 performance[3][4] |
| Economic stabilizations[1] | 6.7% | $2.75B | $3B | $3.250B | $1.99B |
| Economic stabilizations — margin[1] | 6.7% | 15% | 20% | 25% | 27.7% |
| Build-to-suit volume[2] | 6.7% | $1.25B | $1.5B | $1.75B | $1.89B |
| Total category score | | | | | 133.5% of target |

(1) "Economic stabilizations" refers to development stabilizations that achieved at least 90% occupancy during 2025. A development becomes stabilized for accounting purposes after it reaches the sooner of 90% occupancy or twelve months past shell completion. Measuring only economic stabilizations in the bonus scorecard reinforces a focus on leasing and driving higher occupancy.

(2) "Build-to-suit" refers to the process by which Prologis builds a facility that is pre-leased to a customer, derisking the value creation effort. This metric measures the aggregate dollar value of Prologis' Total Expected Investment (TEI) in such projects.

(3) For comparison, actual 2024 performance for metrics that were included in the 2024 bonus scorecard: build-to-suit volume ($750M).

(4) Performance targets and scored 2025 performance for Deployment metrics use a constant foreign currency rate and are calculated on an owned and managed ownership basis inclusive of our co-investments and joint ventures.

| STRATEGIC CAPITAL | | WEIGHTED AT 15% | | BELOW TARGET OVERALL | |
|---|---|---|---|---|---|
| Key performance metric | Metric weighting | Threshold performance 50% of target bonus | Target performance 100% of target bonus | Stretch performance 200% of target bonus | Scored 2025 performance[2] |
| Third-party equity raise[1] | 15% | $1.5B | $2.5B | $3.5B | $1.5B |
| Total category score | | | | | 50% of target |

(1) Includes contracted equity commitments from third parties to Strategic Capital vehicles. Performance targets and scored 2025 performance for the Third-Party Equity Raise metric use a constant foreign currency rate.

(2) For comparison, actual 2024 performance for metrics that were included in the 2024 bonus scorecard: Third-Party Equity Raise ($2.61B).

| **GLOBAL IMPACT & SUSTAINABILITY** | | **WEIGHTED AT 10%** | | **ABOVE TARGET OVERALL** | |
|---|---|---|---|---|---|
| **Key performance metric** | **Metric weighting** | **Threshold performance 50% of target bonus** | **Target performance 100% of target bonus** | **Stretch performance 200% of target bonus** | **Scored 2025 performance[6][7]** |
| **Environmental Sustainability** | | | | | |
| New Solar and Storage Megawatts (MW) Installed[1] | 2% | 180MW | 200MW | 220MW | 170MW |
| % LED Installed in New Developments and Redevelopments[2] | 1% | 90% | 95% | 100% | 100% |
| % of New Eligible Developments Certified Sustainable (LEED or equivalent)[3] | 1% | 90% | 95% | 100% | 100% |
| **Company Culture & Community Impact** | | | | | |
| Culture & Talent Composite Score[4] | 2% | 90% | 100% | 110% | 101% |
| Volunteer Hours | 2% | 17,000 | 20,000 | 23,000 | 21,314 |
| **Corporate Governance[5]** | | | | | |
| Third-Party Governance and Management Ratings Composite Index | 2% | 95% | 100% | 105% | 104% |
| **Total category score** | | | | | **127% of target** |

(1) Across our O&M Portfolio. Includes projects that are operating, have achieved Permission to Operate (PTO) or are awaiting final documentation from the utility, as well as capacity achieved through third-party projects where Prologis purchases or guarantees a fixed price for clean power through direct or virtual Power Purchase Agreements (vPPAs).

(2) Measured by the percentage of warehouse and office net rentable area that has, or is designated to have, LED lighting in eligible new developments and redevelopments that stabilized in 2025.

(3) Due to customer requirements and/or the limitations of certain co-development agreements, a small number of projects are ineligible to receive a sustainable certification.

(4) Culture & Talent Composite Score consists of three equal components: employee engagement composite score (1/3), regrettable turnover (1/3) and progress in expanding the pool of high-level talent (1/3).

(5) Composite of the non-remuneration governance and/or management components of three prominent third-party ratings (each weighted 1/3). We achieved the target score we set with respect to two of these ratings and achieved the stretch goal with respect to the other rating. Methodologies used by the third-party governance assessments are subject to change at the discretion of the applicable third party and are not controlled by Prologis, so governance score targets may not reflect an increase over prior year's performance.

(6) For comparison, actual 2024 performance for metrics that were included in the 2024 bonus scorecard: New Solar and Storage Megawatts (MW) Installed (110MW); % LED Installed in New Developments and Redevelopments (100%); % of New Eligible Developments Certified Sustainable (LEED or equivalent) (100%); Culture & Talent Composite Score (102%); Volunteer Hours (19,478); Third-Party Governance and Management Ratings Composite Index (104.5%).

As with other metrics in our bonus scorecard, Global Impact & Sustainability metrics are determined on a year-to-year basis using available projections of the coming year at the time the metrics are set and are based on our then-current portfolio of assets, which changes from year to year. Because of changes in the composition of assets in our portfolio and other factors, targets set for such metrics might not reflect an increase from prior years' performance.

(7) The scored 2025 performance for Global Impact & Sustainability metrics was based on projections at the time of calculation.

## 2025 bonus assessment results

In 2025, Prologis delivered at or above target on the majority of our 2025 objectives, despite operating in a moderating-demand environment and navigating macroeconomic challenges, including unanticipated headwinds in the first half of the year that contributed to higher market vacancies, softer rent growth and slower fundraising activity. Based on strong performance against the quantitative metrics of our bonus scorecard, the Committee determined that our NEOs delivered an above-target corporate score. Combined with meaningful individual contributions in 2025, this resulted in NEOs earning bonuses of 137.5% of target.[1] Looking ahead, Prologis remains well positioned to deliver long-term value, supported by our customer-centric strategy and embedded organic growth opportunities, including related to data centers, disciplined capital deployment and continued expansion of the Essentials Solutions and Energy Solutions businesses.

**The Committee's assessment of key NEO contributions in 2025:**

The executive team led the company through another year of meaningful progress across our strategic priorities:

- **Long-term succession planning enabled a seamless CEO transition:** We built on years of carefully orchestrated succession planning, as Mr. Letter became CEO on January 1, 2026. In addition, Mr. Moghadam and Mr. Letter each played critical roles in the continued execution of our broader succession strategy, which included the promotion of Damon Austin, a longtime leader at the company, to chief development officer.

- **Portfolio Operations:** We delivered Core FFO per share (excluding Promotes)[2] of $5.86, which represented 6% year-over-year growth and exceeded our ambitious target of $5.80. Mr. Letter and Mr. Andrus delivered exceptional operating results, including a company record 228M square feet of leases signed in 2025. Same-store NOI growth[1] and average occupancy above market each exceeded their rigorous stretch goals. In an environment marked by moderating demand growth and increasing new supply in certain markets, maintaining occupancy levels above market benchmarks underscores the quality and desirability of Prologis's assets and team, the strength of customer relationships and our disciplined portfolio management.

- **Essentials/Energy Solutions:** In 2025, our Essentials Solutions and Energy Solutions businesses exceeded the stretch goal we established for the year. Continued expansion of solar, energy storage and LED installations across our portfolio strengthens our ability to deliver integrated solutions to customers. This creates even greater synergy between our operating portfolio and Essentials Solutions and Energy Solutions, which in turn helps strengthen customer relationships and positions Prologis as a preferred strategic partner.

- **Deployment:** While economic stabilizations of $1.99 billion were below target, stabilization margins of 27.7% exceeded the rigorous stretch goal. In 2025, under Mr. Letter's leadership, we meaningfully increased our focus on build-to-suit development, resulting in more than a doubling of build-to-suit volume compared to 2024. This reflects a deliberate shift in capital allocation toward customer-driven and derisked value creation opportunities. Our NEO team also led efforts to advance utility-fed power capacity during the year, strengthening the company's position to pursue data center opportunities. Because power availability remains a key constraint in data center development, securing capacity represents a meaningful competitive advantage and enhances our ability to capitalize on future value creation opportunities.

- **Strategic Capital:** While capital raising conditions were challenging in 2025, we successfully completed the IPO of China AMC Prologis Logistics REIT ("C-REIT"), marking our third fee-generating publicly listed vehicle alongside Nippon Prologis REIT in Japan and FIBRA Prologis in Mexico. C-REIT broadens our access to capital, diversifies our investor base and strengthens our presence in one of the world's most dynamic logistics markets, and represents an endorsement of our Strategic Capital platform in a competitive capital-raising environment. In addition, Mr. Letter and the NEO team implemented structural enhancements within the Strategic Capital organization during 2025, strengthening the platform's ability to support capital raising in 2026.

---

(1) See notes 2 and 3 to page 51.

(2) Core FFO per share excluding Net Promote Income (Expense). Core FFO per share and same-store NOI (SSNOI) are non-GAAP measures. See Appendix A for definitions and discussions of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures.

- **Global Impact & Sustainability:** Our 2025 results reflect our continued commitment, resources and leadership dedicated to our impact and sustainability strategy, including operational oversight from Mr. Letter, Mr. Andrus and our NEO team.

  In 2025, we added more than 170 MW of solar and storage capacity, enabling us to achieve our broader goal of 1 GW of total capacity. For the second consecutive year, we installed LED lighting and obtained sustainability certifications for 100% of eligible new developments.[1] These initiatives enhance asset value and support customers in improving efficiency and reducing costs.

  We also delivered strong results across company culture and community impact. Employees contributed over 20,000 volunteer hours, our engagement score reached 85%, 10 points above the 2025 financial services sector average, and regrettable turnover remained low at 2%, exceeding our goal.

  Finally, our objective third-party governance scores exceeded our high-reach expectations, supported by our recent actions to enhance stockholder rights, including reducing the threshold for stockholders to call a special meeting in 2025.

- **Balance sheet considerations:** Our balance sheet and credit metrics remain very strong, reflecting one of the highest quality balance sheets in the REIT sector. We maintain significant liquidity as well as debt capacity to self-fund our growth objectives. In 2025, we retained our A2 rating from Moody's and A rating from S&P.[2] During the year, teams led by Mr. Arndt and Ms. Briones completed over $11B of debt transactions, including activity within Strategic Capital vehicles, at a weighted average interest rate of 4.2% and a weighted average term of six years.

- **GROUNDBREAKERS:** We leveraged our position at the center of global commerce to convene industry leading innovators from around the world at our fifth annual GROUNDBREAKERS forum in Los Angeles. The event strengthens customer relationships and reinforces our thought leadership across supply chain, digital infrastructure and sustainability.



Panel discussion at our 2025 GROUNDBREAKERS event in Los Angeles, California.

---

(1) Due to customer requirements and/or the limitations of certain co-development agreements, a small number of projects are ineligible to receive a sustainable certification.

(2) A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

## 2025 ANNUAL BONUS PAYMENTS

Mr. Moghadam and all of our current executive officers demonstrated their commitment to the company by opting to receive their 2025 bonuses in equity with a two-year holding period rather than in cash, resulting in further alignment with stockholder interests.

| NEO | 2025 target bonus value[1] | % of target[2] | Amount paid |
|---|---|---|---|
| Hamid Moghadam | $1,500,000 | 107.8%[3] | $1,617,500 |
| Timothy Arndt | $980,000 | 137.5% | $1,347,500 |
| Daniel Letter | $1,360,000 | 137.5% | $1,870,000 |
| Carter Andrus | $750,000 | 137.5% | $1,031,250 |
| Deborah Briones | $550,000 | 137.5% | $756,250 |
| Joseph Ghazal | $750,000 | 100.0% | $750,000 |

(1)  Target bonus levels are based on salary for the year or, in the case of Mr. Moghadam, based on $1,000,000.

(2)  Our 2025 corporate score equals 137.5% of target. Generally, the Committee determines individual scores based on assessments of individual contributions to our business plan in each of the categories described above. Individual scores for Messrs. Moghadam, Arndt, Letter and Andrus and Ms. Briones are each 137.5% of target. Corporate scores are weighted 80%, and individual scores are weighted 20% for all NEOs. Percentages are rounded. Mr. Ghazal stepped down as an executive officer of the company effective July 1, 2025. Therefore, his 2025 bonus was paid at target value in cash.

(3)  Mr. Moghadam earned a bonus at 137.5% of target. The value of Mr. Moghadam's bonus was reduced due to the application of the $25M cap on his compensation as CEO.

# 2025 Core Compensation: Annual LTI Equity Awards

## LTI equity awards are structured to promote long-term stockholder value creation and support executive retention

Prologis' long-term incentive (LTI) equity program aligns our NEO compensation with forward-looking TSR performance. Performance-based awards require above-index results to earn target value, reinforcing our pay-for-performance philosophy

The service-based component of our LTI equity awards requires continued employment through multi-year vesting periods, creating a meaningful retention incentive and promoting leadership continuity. Notably, these awards vest over a four-year period, which is longer than common market practice, underscoring our emphasis on long-term executive retention.

| LTI equity awards purposefully designed for durable stockholder value creation | |
| --- | --- |
| **Balance of performance- and service-based awards to achieve multiple objectives** | • Mr. Moghadam did not receive any service-based awards in respect of his service as CEO in 2025.<br><br>• For other NEOs, 2025 LTI equity awards were predominantly performance-based, with a smaller portion of service-based awards.<br><br>  – 70% to 80% of awards are earned based on company performance and reward outperformance over the benchmark index, while service-based awards promote the stability and retention of our high-performing executive team.<br><br>• No awards are guaranteed, including service-based awards. All award values are tied to performance.<br><br>  – Committee considers individual performance over the applicable year when determining the value of service-based awards. As such, service-based awards have an individual performance component that determines their value. |
| **High-reach payout scale designed to deliver substantial stockholder returns** | • Payouts for performance-based awards are determined based on the company's three-year annualized TSR percentile ranking relative to the benchmark index.<br><br>  – Performance-based LTI equity awards granted in 2025 will be measured over the forward-looking 2025–2027 performance period.<br><br>• NEOs must deliver above-index relative TSR performance (55th percentile) to earn performance-based awards at the target level.<br><br>• Earned awards are capped at target level if Prologis' absolute TSR is negative at the end of the three-year performance period, regardless of the degree of relative outperformance over the index. |
| **Substantial vesting conditions support long-term executive retention** | • If earned, we impose additional vesting on performance-based awards that goes beyond the conventional market practice of vesting in full at end of performance period:<br><br>  – One-third vests at end of performance period if the hurdle is met.<br><br>  – Other two-thirds vest equally over an additional two years.<br><br>  – All equity received in settlement of earned PSUs is subject to a holding requirement extending three years beyond the performance period, resulting in a total six-year period before awards are fully accessible.<br><br>• Service-based awards vest ratably over four years, subject to continued service to the company. |
| **Benchmark index selected based on stockholder feedback** | • 100% MSCI U.S. REIT Index.<br><br>• Based on stockholder feedback, the Committee selected a REIT-focused benchmark for TSR-based equity awards. The MSCI U.S. REIT Index is a performance benchmark that includes 108 REITs, representing about 99% of the U.S. REIT industry.<br><br>• As real estate remains the core of our business, evaluating TSR performance relative to the REIT sector aligns our incentives with stockholder expectations. |

## HOW IT WORKS

### Award formula for performance-based awards incentivizes TSR outperformance

- Performance-based LTI equity awards are granted as performance stock units ("PSUs") at the beginning of the performance period and settled in equity at the end of the period (subject to company TSR performance), with the additional vesting and holding requirements described on the prior page.

- **Formulaic approach:** Payouts for performance-based awards granted in 2025 will be determined at the end of the 2025–2027 performance period using the linear payout scale set forth below (with linear interpolation between 35th and 85th percentiles):

**LTI equity payout scale:**



| MSCI U.S. REIT Index percentile ranking | Annual LTI equity award % of target |
|---|---|
| 85th percentile or greater | 200% (maximum) |
| 55th percentile | 100% (target) |
| 35th percentile | 50% (threshold) |
| Less than 35th percentile | Zero payout |

Consistent with conventional standards, awards **capped at 200%** of target for performance at or above 85th percentile.

**To earn an award at target value, our NEOs must deliver performance that exceeds the MSCI U.S. REIT Index median.**

**No payout** in the event of below-35th percentile performance, creating significant compensation risk for underperformance.

### 2025 LTI EQUITY AWARDS

The Committee's benchmarking analysis confirmed that 2025 LTI equity award values, including target performance-based awards and service-based awards, positioned our NEOs' target Core Compensation within a reasonable range of Peer Group median.

| NEO | 2025 Award Value[1] | |
|---|---|---|
| | Target value of performance-based awards (PSUs) | Value of service-based awards (granted in 2026)[2] |
| Hamid Moghadam | $21,525,000 | For service as CEO in 2025, none |
| Timothy Arndt | $4,256,000 | $1,064,000 |
| Daniel Letter | $8,672,000 | $2,168,000 |
| Carter Andrus | $3,037,000 | $759,000 |
| Deborah Briones | $1,925,000 | $825,000 |
| Joseph Ghazal | $3,037,000 | $759,000 |

(1) Awards granted at target value for all NEOs.
(2) Service-based awards in respect of a given year are granted in the first quarter of the following year. Service-based awards for 2025 were granted in January 2026. The Committee considers individual performance over the applicable year (here, 2025) when determining the value of service-based awards.

### Committee added dividend equivalent accruals during performance periods for new awards

Beginning with PSU awards granted in 2026 (to be disclosed in our 2027 Proxy Statement), dividend equivalents will accrue during the applicable performance period. The dividend equivalents will be distributed in cash after the applicable performance period, but only to the extent that the underlying PSUs are earned based on company performance. If the underlying PSUs are not earned based on company performance, the associated dividend equivalents will not be paid out. Based on a benchmarking analysis of dividend equivalent practices across our Peer Group, the Committee decided to align our practice with common peer practice to maintain the overall competitiveness of our executive compensation program, which is critical to attracting and retaining top talent.

# 2025 Outperformance Compensation: Prologis Promote Plan (PPP)

Following the elimination of the Prologis Outperformance Plan (POP) beginning in 2024, we now grant Outperformance Compensation only in the form of PPP awards, which are tied directly to our Strategic Capital business.

## PPP strengthens Prologis' competitive advantage by directly aligning incentives with Strategic Capital outperformance

**PPP incentivizes Strategic Capital outperformance, a key competitive advantage:** Strategic Capital is a core driver of Prologis' growth. See page 36 for details on how Strategic Capital is critical to our overall enterprise and ultimately rewards Prologis' stockholders.

**Strategic Capital investors expect compensation tied directly to performance in our vehicles:** The third-party investors in our Strategic Capital vehicles expect that senior management is directly incentivized to generate strong returns in our vehicles. PPP was established to ensure that alignment.

**PPP supports talent competitiveness:** To compete with financial services, private equity and asset management firms, we need a compensation structure aligned with industry norms. PPP mirrors compensation arrangements found in these industries, supporting our ability to recruit and retain top-tier talent with the skills needed to drive outperformance in our Strategic Capital vehicles.

**PPP supports our executive succession strategy:** By extending PPP beyond NEOs, this compensation element helps retain and develop future leaders with the skills to deliver strong returns for both Strategic Capital investors and Prologis stockholders.

## PPP is structured to maximize value creation and incorporates stockholder-friendly features

Prologis has the opportunity to earn incentive fees from our Strategic Capital business. Prologis can earn incentive fees tied to achieving performance targets within Strategic Capital vehicles by delivering value creation or investment return growth.

PPP awards are paid exclusively out of incentive fees earned by Prologis. Most of each incentive fee goes to the company, while a smaller portion (25%) is used to fund PPP awards.

- **Cap on each PPP participant's awards:** Aggregate PPP awards paid to any individual in any calendar year are **capped at the person's total Core Compensation amount paid in the two most recent years.**

- **Extended vesting on earned PPP awards:** All PPP awards granted to NEOs in 2025 were paid 100% in equity subject to four-year vesting, providing additional retention incentives that enhance alignment with long-term stockholder interests.

## 2025 PPP Awards

In 2025, Prologis earned a $112 million value creation incentive fee from our U.S. open-ended Strategic Capital vehicle, as approved by third-party investors, in connection with a development disposition. The aggregate PPP pool associated with this incentive fee was $28M. Of that amount, $1M was paid to Mr. Moghadam, $2.5M to Mr. Letter, $2M to Mr. Arndt, $1.25M to Mr. Andrus, $0.8M to Ms. Briones and $1.25M to Mr. Ghazal. Approximately 70% of this PPP pool was awarded to non-NEO participants.

# Other Compensation Considerations

## STRONG COMPENSATION GOVERNANCE

### What we do

✓ Robust stock ownership requirements[(1)]:

- **Executive Chairman:** $10M
- **CEO:** 6x base salary
- **Other NEOs:** 3x salary
- **Other senior officers:** 1x salary (approximately 140 individuals)
- **Directors:** 5x annual cash retainer

✓ Supplemental clawback policy for current and former executive officers that goes beyond minimum requirements of SEC and NYSE rules

✓ Double-trigger change-in-control provisions

✓ Annual compensation risk-related review

✓ Longer-than-market vesting requirements

✓ All long-term incentives are denominated and settled in equity

### What we don't do

🚫 No guaranteed salary/bonus increases

🚫 No employment agreements for NEOs guaranteeing compensation

🚫 No excise tax gross-ups

🚫 No hedging or pledging of our common stock

🚫 No repricing or buyouts of stock options without stockholder approval

🚫 No excessive perquisites

## NEO waivers of retirement eligibility benefits

Mr. Moghadam voluntarily waived any equity award vesting benefits related to meeting retirement-eligibility thresholds under our incentive plan. Vesting of such awards will continue after he terminates employment as long as he continues in a substantial role with the company or its affiliates or if he performs approved community work after termination. Had Mr. Moghadam not waived such provisions, he would be entitled to certain benefits, such as the acceleration of vesting of his equity awards upon termination of employment after meeting the retirement-eligibility thresholds under our compensation plans.

Certain of our other NEOs executed a similar waiver applicable to equity awards granted beginning in April 2022 for Mr. Arndt, 2023 for Mr. Letter and 2024 for Messrs. Andrus and Ghazal. In December 2025, the Compensation Committee eliminated retirement eligibility waivers for Messrs. Letter, Arndt and Andrus going forward. Any equity-based awards granted to them on or after January 1, 2026, will not be subject to the terms of their previously executed waiver of retirement eligibility benefits. All previously granted awards for which they waived retirement benefits will remain subject to such waiver. Similarly, Ms. Briones and Mr. Austin were not required to execute waivers of retirement eligibility benefits upon becoming executive officers. The Committee's benchmarking analysis indicated that the largest 250 companies in the S&P 500 by market cap do not use retirement eligibility waivers as an across-the-board feature applicable to all executives. The Committee decided to more closely align our practice with this market standard to maintain the overall competitiveness of our executive compensation program, which is critical to attracting and retaining top talent. As a result, our retirement eligibility benefits for executive officers with respect to awards granted after January 1, 2026, will be generally consistent with the retirement benefits provided to executives by a majority of these companies.

(1) Requirements as of January 2026. In 2025, a $10 million ownership requirement also applied to Mr. Moghadam while he was CEO.

## Senior-level benefits

In addition to benefits provided to all other U.S. employees, such as our 401(k) plan, health care and welfare coverage, paid time off, life and accident insurance, and short- and long-term disability programs, we offer our NEOs the following senior-level benefits:

- Deferred compensation plans.

- Retiree medical benefits: Upon retirement and having served as a member of the management executive committee (our CEO and certain direct reports) for five consecutive years, executives may continue health coverage under our plans at their own expense until age 65.

- Personal use of corporate aircraft if the company is reimbursed.

- For our executive chairman and our CEO, certain personal security services.

## Risk mitigation

**Annual risk assessments of our compensation program:** The Committee monitors the risk profile with respect to compensation policies and practices. No material risks were found.

**Quarterly reports to Board on company performance against business plan and strategic objectives:** The Board provides oversight to ensure our compensation structure does not drive the company to take excessive operational risks.

**Internal management controls:** Controls and procedures ensure operations are completed in line with governance standards to ensure that excessive risks are not taken, including a series of checks and balances with respect to the commitment of capital.

**Real estate risk management:** Real estate risk-management processes monitor key risks associated with our real estate assets, such as levels of occupancy, non-income-producing assets, leverage, foreign currency exposure and other factors.

**Incentive Compensation Recovery Policy and other clawback policies:** The recovery policy, which complies with applicable securities laws and NYSE listing standards that went into effect in 2023, is administered by our Compensation Committee; our other policies serve as supplemental mechanisms to claw back compensation in the event of a financial restatement or acts of wrongdoing by executive officers or other employees.

**Stock ownership guidelines:** These guidelines align management interests with stockholders.

## Change-in-control benefits

Our NEOs' benefits include competitive severance in connection with a change in control to serve the best interests of stockholders during a threatened or actual change in control by:

- Providing for continuity of our management team's services.

- Increasing objectivity of our management team in analyzing a proposed change in control and advising the Board if such proposal is in the best interests of stockholders.

Such benefits apply on a double-trigger basis (change in control has occurred, and the NEO's employment status is impacted) and consist of:

- Cash severance payments that are a multiple of salary and/or cash bonus opportunity levels (generally, two times salary and bonus for NEOs).[1]

- Accelerated vesting of unvested equity awards, available through change-in-control agreements or long-term equity incentive plans.

---

(1) In 2019, the Committee amended and restated Mr. Moghadam's change-in-control agreement to reflect his salary decrease to $1, such that change-in-control benefits would continue to apply on a double-trigger basis and are intended to approximate the same benefits in the original agreement.

## Stock ownership guidelines

All NEOs and directors are in compliance. As of January 2026, the guidelines require stock ownership of at least $10M for our executive chairman, six times base salary for our CEO and a multiple of annual base salary for other officers (three times base salary for other NEOs; one times base salary for senior vice presidents, managing directors and regional presidents). The guidelines require share ownership for our directors of five times the annual Board cash retainer.

Stock eligible under the guidelines includes common stock, vested, unvested (provided that any unvested equity awards counted must be full-value awards subject only to time-based vesting and must in no way be contingent upon the achievement of any performance requirement) and deferred equity awards (except stock options), associated dividend equivalents, earned LTIP Units and partnership units exchangeable into our common stock. The guidelines require retention of 50% of net shares received under our equity plans upon certain events until ownership thresholds are met.

## Hedging and pledging policies

**All hedging and pledging of common stock are prohibited:** Our insider trading policy prohibits all NEOs, employees and directors from hedging or pledging shares of our common stock. All of our NEOs and directors are currently in compliance with this prohibition.

## Equity grant policy and program administration

Awards are administered by our human resources and stock plan administration departments. Grants are made generally in the first quarter of the year, after promotion, at the time of new hire or in accordance with PPP. Equity grant dates are not scheduled based on the timing of the release of material nonpublic information.

## Impact of accounting and tax treatment

To the extent reasonable and allowable, executive compensation will be deductible by the company for federal income tax purposes. However, the Committee may design compensation program components that are not deductible. In addition, in December 2020, the Internal Revenue Service released final regulations under 162(m), which may limit the future deductibility of certain executive compensation amounts. Because we intend to qualify as a REIT under the Internal Revenue Code, we generally distribute 100% of our net taxable income each year, and as a result do not pay U.S. federal income tax. As such, we do not expect the possible loss of executive compensation deductions to have a material impact on us. We intend that executive compensation comply with 409A of the Internal Revenue Code, which may impose additional taxes on our NEOs for Section 409A. In addition, we expense base salaries and annual bonuses awarded in the year they are earned. In accordance with ASC Topic 718, we expense the value of equity awards granted over the service period of such grants, which is generally the vesting period.

## Incentive compensation clawback policies

**Incentive Compensation Recovery Policy ("Recovery Policy")**

The Compensation Committee has adopted, and will continue to administer and enforce, the Recovery Policy in compliance with Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act and the applicable NYSE listing standard.

The policy requires recovery of incentive-based compensation erroneously received by current or former executive officers during the three completed fiscal years immediately preceding the date it is determined that an accounting restatement is required. As defined in the Recovery Policy, (a) "incentive-based compensation" is any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure; (b) "financial reporting measures" are measures determined and presented in accordance with the accounting principles used in preparing the company's financial statements, and measures derived wholly or in part from such measures, including stock price and TSR; and (c) "accounting restatement" means an accounting restatement of the company's financial statements due to the company's material noncompliance with any financial reporting requirement under the securities laws, including a restatement required to correct a material error in previously issued financial statements, or a correction of an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of the Recovery Policy has been filed as Exhibit 97.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

**Other clawback policies**

In addition to the Recovery Policy, which controls to the extent there are any conflicting terms between the Recovery Policy and the policies described below, the company has implemented the following:

The Board has adopted a recoupment policy in the Governance Guidelines, which provides that in the event of a substantial restatement of our previously issued financial statements, a review will be undertaken by the Board of performance-based compensation awarded to certain officers that was attributable to our financial performance during the time periods restated. If the Board determines that an officer was improperly compensated and that it is in our best interests to recover or cancel such compensation, the Board will pursue all reasonable legal remedies to recover or cancel such performance-based compensation. The policy further provides that if the Board learns of any misconduct by certain officers that caused the restatement, the Board shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer. Such punishment by the Board could include dismissal, legal action for breach of fiduciary duty or such other action to enforce the officer's obligations to us as may fit the facts surrounding the particular case. In determining the appropriate punishment, the Board may take into account punishments imposed by third parties. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such third parties.

In addition, if the Compensation Committee determines that a present or former employee has used for profit or disclosed to unauthorized persons confidential information or trade secrets of ours or any of our affiliates, breached any contract with or violated any fiduciary obligation to us or any of our affiliates or engaged in any conduct that the Compensation Committee determines is injurious to us or any of our affiliates, the Compensation Committee may cause that employee to forfeit his or her outstanding awards under the 2020 Long-Term Incentive Plan ("2020 LTIP"). In addition, in exercise of its powers and authorities under the 2020 LTIP, it is the Committee's policy to determine that a participant is in good standing in the course of administering the 2020 LTIP. If a participant is not in good standing, the Committee (or its delegate) may cause the participant's awards, whether vested or unvested, to be forfeited.

# Talent and Compensation Committee Report

We, the members of the Talent and Compensation Committee, have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the company and, based on such review and discussion, have recommended to the Board that this Compensation Discussion and Analysis be included in this Proxy Statement and, through incorporation by reference of this Proxy Statement, the company's Annual Report on Form 10-K for the year ended December 31, 2025.

Talent and Compensation Committee:

George L. Fotiades (Chair)

David P. O'Connor

Olivier Piani

# Summary Compensation Table for Fiscal Year 2025*

| Name and<br>Principal Position (a) | Year<br><br>(b) | Salary[1][2]<br>($)<br>(c) | Bonus[1][3][4]<br>($)<br>(d) | Stock<br>Awards[5][6][7]<br>($)<br>(e) | All Other<br>Compensation[8]<br>($)<br>(i) | Total<br>($)<br>(j) |
|---|---|---|---|---|---|---|
| **Hamid Moghadam** | **2025** | $ 1 | $1,617,500 | $23,369,872 | $ 12,500 | $24,999,873 |
| Executive Chairman | 2024 | $ 1 | $1,267,500 | $23,571,776 | $ 12,500 | $24,851,777 |
| (Chief Executive Officer in 2025) | 2023 | $ 1 | $1,912,500 | $48,967,096 | $ 12,000 | $50,891,597 |
| | | | | | | |
| **Timothy Arndt** | **2025** | $697,692 | $1,347,500 | $ 7,227,244 | $ 28,000 | $ 9,300,436 |
| Chief Financial Officer | 2024 | $648,077 | $ 659,100 | $ 8,994,484 | $ 27,750 | $10,329,411 |
| | 2023 | $691,732 | $ 918,000 | $ 9,041,068 | $ 27,500 | $10,678,300 |
| | | | | | | |
| **Daniel Letter** | **2025** | $795,385 | $1,870,000 | $12,500,990 | $ 24,250 | $15,190,625 |
| Chief Executive Officer | 2024 | $696,154 | $ 768,900 | $10,807,295 | $ 24,000 | $12,296,349 |
| (President in 2025) | 2023 | $687,693 | $ 994,500 | $11,070,243 | $ 23,750 | $12,776,186 |
| | | | | | | |
| **Carter Andrus** | **2025** | $600,000 | $1,031,250 | $ 5,045,775 | $ 24,250 | $ 6,701,275 |
| Chief Operating Officer | 2024 | $595,193 | $ 633,700 | $ 4,412,510 | $ 24,000 | $ 5,665,403 |
| | 2023 | — | — | — | — | — |
| | | | | | | |
| **Deborah Briones** | **2025** | $495,385 | $ 756,250 | $ 3,674,858 | $ 28,000 | $ 4,954,493 |
| Chief Legal Officer and | 2024 | — | — | — | — | — |
| General Counsel | 2023 | — | — | — | — | — |
| | | | | | | |
| **Joseph Ghazal** | **2025** | $600,000 | $ 750,000 | $ 5,045,775 | $ 32,476 | $ 6,428,251 |
| Former Chief Investment Officer | 2024 | $596,154 | $ 633,700 | $ 4,662,442 | $119,236 | $ 6,011,532 |
| | 2023 | — | — | — | — | — |

\* Columns (f), (g), and (h) have been omitted from this table because they are not applicable.

Notes to Summary Compensation Table:

(1) No salary or bonus amounts were deferred under our nonqualified deferred compensation ("NQDC") plans in any of the reported years for Mr. Moghadam, Mr. Letter, Mr. Andrus, Ms. Briones, and Mr. Ghazal. Mr. Arndt elected to defer 80% of his 2023 salary and 90% of his 2024 and 2025 salary under the 2012 NQDC Plan (see the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2025 table below). Amounts deferred under the Prologis 401(k) Savings Plan

("401(k) Plan") at the election of the NEO from salary and/or bonus payments are included in the amounts presented in columns (c) or (d) and are as follows:

| Name | Year | Amount deferred |
|---|---|---|
| **Mr. Arndt** | **2025** | **$31,000** |
| | 2024 | $30,500 |
| | 2023 | $30,000 |
| **Mr. Letter** | **2025** | **$23,500** |
| | 2024 | $23,000 |
| | 2023 | $22,500 |
| **Mr. Andrus** | **2025** | **$23,500** |
| | 2024 | $23,000 |
| **Ms. Briones** | **2025** | **$31,000** |
| **Mr. Ghazal** | **2025** | **$31,000** |
| | 2024 | $30,500 |

(2) In 2023, the company liquidated paid time off (PTO) balances of most employees at the senior vice president level and above who had outstanding accrued PTO balances. Amounts paid to NEOs in respect of PTO balances liquidated by the company were as follows: Mr. Arndt: $94,616 in 2023, and Mr. Letter: $93,462 in 2023.

(3) Bonuses earned for a fiscal year are paid in the subsequent fiscal year (e.g., the bonuses in column (d) earned for performance in 2025 were paid in the first quarter of 2026).

(4) Includes the value of equity awards received by NEOs who elected to participate in the company's bonus exchange program. The value of equity awards received is equal to 100% of the cash bonus exchanged and, as no exchange premium applied, such awards were fully vested upon issuance on January 16, 2024, January 20, 2025, and January 20, 2026, respectively. The amount in column (d) includes the actual bonus awarded to the NEO participating in the bonus exchange regardless of whether cash or stock awards were received.

| Name | Year[(i)] | Annual Cash Bonus Award[(ii)] | Amount Exchanged[(iii)] | Exchanged Equity Value[(iv)] | # of Shares or Units[(v)] |
|---|---|---|---|---|---|
| **Mr. Moghadam** | 2025 | $1,617,500 | $1,617,500 | $1,617,500 | 12,365 |
| | 2024 | $1,267,500 | $1,267,500 | $1,267,500 | 11,577 |
| | 2023 | $1,912,500 | $1,912,500 | $1,912,500 | 14,714 |
| **Mr. Arndt** | 2025 | $1,347,500 | $1,347,500 | $1,347,500 | 10,301 |
| | 2024 | $ 659,100 | $ 659,100 | $ 659,100 | 6,020 |
| | 2023 | $ 918,000 | $ 918,000 | $ 918,000 | 7,063 |
| **Mr. Letter** | 2025 | $1,870,000 | $1,870,000 | $1,870,000 | 14,295 |
| | 2024 | $ 768,900 | $ 768,900 | $ 768,900 | 7,023 |
| | 2023 | $ 994,500 | $ 994,500 | $ 994,500 | 7,651 |
| **Mr. Andrus** | 2025 | $1,031,250 | $1,031,250 | $1,031,250 | 7,883 |
| | 2024 | $ 633,700 | $ 633,700 | $ 633,700 | 5,788 |
| | 2023 | — | — | — | — |
| **Ms. Briones** | 2025 | $ 756,250 | $ 756,250 | $ 756,250 | 5,781 |
| | 2024 | — | — | — | — |
| | 2023 | — | — | — | — |

(i) This is the year that the bonus is presented in the Summary Compensation Table. Bonuses for each year were awarded in the first quarter of the following year.

(ii) Represents the bonus awarded to the NEO before the bonus exchange election.

(iii) This column reflects the value of the bonus award that the NEO has elected to exchange. Mr. Moghadam, Mr. Arndt and Mr. Letter elected to exchange 100% of their bonuses for 2025, 2024, and 2023. Mr. Andrus elected to exchange 100% of his bonus for 2025 and 2024 (the years reporting as an NEO). Ms. Briones elected to exchange 100% of her bonus for 2025 (the year reporting as an NEO). Mr. Ghazal received 100% of his bonus for 2025 and 2024 in cash. Accordingly, the NEOs exchanged the bonus amounts reflected in column (iii) for equity, and received the remainder of their bonus amounts, if any, in cash.

(iv) Represents the total equity award granted to the NEO under the bonus exchange calculated based on the closing price of our common stock on the date the bonus is awarded. For all years presented, each NEO elected to receive the equity award in the form of LTIP Units, except for Mr. Ghazal who received his bonus in cash.

(v) Information on how we value equity awards is included in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2025 table below.

(5) For Mr. Moghadam, includes equity compensation contingent on performance paid in lieu of salary. At Mr. Moghadam's request, beginning in 2019 his base salary while CEO was reduced to $1. The balance of his CEO base salary was shifted to at-risk pay in the form of equity compensation contingent on performance and subject to four-year vesting. This change offered no additional upside to him, as the amount he could earn as equity paid in lieu of salary was capped at $999,999 if the company achieved its target corporate score as measured by our annual bonus scorecard. If a target corporate score was not achieved, the value of the equity in lieu of salary would be reduced. The Compensation Committee determined that the value to be paid ($844,999) for Mr. Moghadam's equity compensation contingent on 2024 performance in lieu of 2024 salary would be lower than target ($999,999) as company performance was lower than target using our 2024 corporate score assessed against our annual bonus plan metrics for 2024. Mr. Moghadam's equity in lieu of 2024 salary was delivered in LTIP Units issued on January 20, 2025 (approved by the Compensation Committee on January 20, 2025), which consisted of 7,718 LTIP Units valued at $844,967. This amount is included for 2025 in this column of the Summary Compensation Table because the equity was granted in 2025. The value of Mr. Moghadam's equity compensation contingent on 2023 performance in lieu of 2023 salary was $999,989 (granted in 2024 and reported for 2024 in the Summary Compensation Table). The value of Mr. Moghadam's equity compensation contingent on 2022 performance in lieu of 2022 salary was $999,894 (granted in 2023 and reported for 2023 in the Summary Compensation Table).

(6) Amounts represent the value of equity awards granted in each year including awards granted under our annual LTI equity award program (including both the new forward-looking annual LTI equity award program and the prior backward-looking annual LTI equity award program), awards granted under PPP, the allocation of the POP compensation pool to the NEO for the applicable performance period, if any, and awards granted to Mr. Moghadam contingent on performance in lieu of salary (as described in Note (5)).

**Annual LTI Equity Incentive Awards Under New Forward-Looking Program Structure:**

Under our new annual LTI equity award program structure, we grant NEOs performance-based PSUs and service-based equity awards.

**Performance Based PSUs:** Under our annual LTI equity award program for forward-looking performance periods beginning in 2024, we generally grant performance-based equity awards in the first quarter for performance periods commencing in that year. For example, the annual performance-based equity awards in column (e) for 2025 were granted in January 2025 for the 2025-2027 performance period. The amount of each NEO's annual award that is earned at the end of the applicable performance period, if any, is based on performance criteria and a portion of the award is thereafter subject to time vesting conditions. The values in column (e) of the Summary Compensation Table include the grant date fair value of the NEO's Performance Stock Units ("PSU"). This value is included in the NEO's compensation even though there is no assurance that the value of the allocation will ever be realized by the NEO.

2025 PSUs awarded on January 20, 2025 (approved by the Compensation Committee and granted on January 20, 2025), were:

- Mr. Moghadam: 225,321 PSUs valued at $21,524,915
- Mr. Arndt: 44,551 PSUs valued at $4,255,957
- Mr. Letter: 90,777 PSUs valued at $8,671,927
- Mr. Andrus: 31,788 PSUs valued at $3,036,708
- Ms. Briones: 20,150 PSUs valued at $1,924,930
- Mr. Ghazal: 31,788 PSUs valued at $3,036,708

The grant date fair value of PSUs was determined using a Monte Carlo simulation and a weighted discount of 10% to the fair value of the awards to reflect the illiquidity imposed by post-vesting holding periods ($95.53). This is the value used for accounting purposes to expense the grant.

2024 PSUs awarded on January 16, 2024 (approved by the Compensation Committee and granted on January 16, 2024), were:

- Mr. Moghadam: 72,054 PSUs valued at $9,302,171
- Mr. Arndt: 28,862 PSUs valued at $3,726,084
- Mr. Letter: 39,492 PSUs valued at $5,098,417
- Mr. Andrus: 22,558 PSUs valued at $2,912,238
- Mr. Ghazal: 22,558 PSUs valued at $2,912,238

The grant date fair value of PSUs was determined using a Monte Carlo simulation and a weighted discount of 10% to the fair value of the awards to reflect the illiquidity imposed by post-vesting holding periods ($129.10). This is the value used for accounting purposes to expense the grant.

Information on how we value equity awards is included in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2025 table below. See "Compensation Discussion and Analysis" for additional detail on our new forward-looking LTI equity award program.

**Service-based equity awards**: In addition to performance-based equity awards (PSUs), we also grant service-based equity awards to our NEOs under the new forward-looking program structure. We generally grant service-based awards in respect of a given year in the first quarter of the subsequent year. For example, the annual service-based equity awards in column (e) for 2025 were granted in January 2025 in respect of 2024. Although we consider such awards to be compensation for 2024, we are required to include them in the Summary Compensation Table for 2025 because the awards were granted in 2025. See "Compensation Discussion and Analysis" for additional detail on the service-based awards made under our new annual LTI equity program structure.

Service-based equity awards granted to our NEOs in respect of 2024, which were awarded on January 20, 2025 (approved by the Compensation Committee on January 20, 2025), were:

- Mr. Arndt: 8,872 LTIP Units valued at $971,306
- Mr. Letter: 12,140 LTIP Units valued at $1,329,087
- Mr. Andrus: 6,934 LTIP Units valued at $759,134
- Mr. Ghazal: 6,934 LTIP Units valued at $759,134
- Ms. Briones did not receive a PSU award in 2024 and therefore did not receive a service-based award in respect of 2024.

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of January 17, 2025 ($109.48). This is the value used for accounting purposes to expense the grant.

**Annual LTI Equity Incentive Awards Under Backward-Looking Program Structure:**

The final equity awards to Messrs. Moghadam, Arndt, Letter, Andrus and Ghazal under our prior backward-looking program structure were made in January 2024. The final equity award to Ms. Briones under our prior backward-looking program structure was made in January 2025.

Under our annual LTI equity award program for backward-looking performance periods ending between 2022 and 2024, we generally grant equity awards in the first quarter of the year following the year in which a performance period ended. For example, the annual awards in column (e) of the Summary Compensation Table for 2025 were granted in January 2025 but were based on a performance period that began in 2022 and ended in 2024. The amount of each NEO's annual award is based on performance criteria and the award is also subject to continued employment.

2025 LTIP Units issued on January 20, 2025 (approved by the Compensation Committee on January 20, 2025), were:

- Ms. Briones: 9,134 LTIP Units valued at $999,990

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of January 17, 2025 ($109.48). This is the value used for accounting purposes to expense the grant.

2024 LTIP Units and RSUs issued on January 16, 2024 (approved by the Compensation Committee on January 16, 2024), were:

- Mr. Moghadam: 95,214 LTIP Units valued at $12,374,964
- Mr. Arndt: 31,738 LTIP Units valued at $4,124,988
- Mr. Letter: 33,661 LTIP Units valued at $4,374,920
- Mr. Andrus: 7,694 LTIP Units valued at $999,989
- Mr. Ghazal: 9,617 RSUs valued at $1,249,921

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of January 16, 2024 ($129.97). This is the value used for accounting purposes to expense the grant.

2023 LTIP Units issued on January 17, 2023 (approved by the Compensation Committee on January 17, 2023), were:

- Mr. Moghadam: 101,918 LTIP Units valued at $12,374,884
- Mr. Arndt: 16,677 LTIP Units valued at $2,024,921
- Mr. Letter: 21,825 LTIP Units valued at $2,649,992

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of January 17, 2023 ($121.42). This is the value used for accounting purposes to expense the grant.

Information on how we value equity awards is included in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2025 table below. Our backward-looking annual LTI equity award program is discussed below in the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2025" table.

**POP:**

The values in column (e) of the Summary Compensation Table for 2023 include the NEO's allocation of the estimated compensation pool value awarded under POP. This value is included in the NEO's compensation even though there is no assurance that the value of the allocation will ever be realized by the NEO.

- 2023 (2023-2025 Performance Period): Values of the allocation as of the date of the allocation (January 1, 2023) were: Mr. Moghadam valued at $4,245,000, Mr. Arndt valued at $707,500, Mr. Letter valued at $990,500.

POP and the exchange of the compensation pool allocation for POP LTIP Units are discussed below in the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2025" table.

(7) Awards in the form of cash and/or equity awards were granted to participating employees, including all of the NEOs, in January 2025, February 2024, September 2024, May 2023, and August 2023 under PPP. The value of the equity portion of the award is included in column (e) of the Summary Compensation Table based on the fair value on the grant date of the equity awards. Because it is not possible to determine whether any incentive fees or Promotes will be received in future years, only awards resulting from compensation pools that have been funded are included in the compensation of the NEOs. All PPP awards paid in 2025, 2024, and 2023 vest over four years. Amounts awarded are as follows:

- PPP awards paid in 2025: All NEO 2025 PPP awards were paid in the form of equity. In aggregate, Mr. Moghadam 9,134 LTIP Units or $999,990, Mr. Arndt 18,268 LTIP Units or $1,999,981, Mr. Letter 22,835 LTIP Units or $2,499,976, Mr. Andrus 11,417 LTIP Units or $1,249,933, Ms. Briones 6,850 LTIP Units or $749,938, and Mr. Ghazal 11,417 LTIP Units or $1,249,933. The LTIP Units were valued at $109.48 per share, the closing price of our common stock on the grant date (January 20, 2025).

- PPP awards paid in 2024: All NEO 2024 PPP awards were paid in the form of equity. In aggregate, Mr. Moghadam 6,883 LTIP Units or $894,652, Mr. Arndt 8,641 LTIP Units or $1,143,412, Mr. Letter 10,081 LTIP Units or $1,333,958, Mr. Andrus 3,797 LTIP Units or $500,283, and Mr. Ghazal 3,797 RSUs or $500,283. The LTIP Units and RSUs were valued at $133.42 and $129.98 per share, the closing price of our common stock on the grant date (February 21, 2024 and September 13, 2024, respectively).

- PPP awards paid in 2023: All NEO 2023 PPP awards were paid in the form of equity. In aggregate, Mr. Moghadam 257,722 LTIP Units or $31,347,318, Mr. Arndt 51,867 LTIP Units or $6,308,647, Mr. Letter 61,085 LTIP Units or $7,429,751. The LTIP Units were valued at $124.16 and $121.47 per share, the closing price of our common stock on the grant date (May 3, 2023 and August 18, 2023, respectively).

Additional information on the allocations of PPP compensation pools and how they are valued is included in the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2025" table. See also "Compensation Discussion and Analysis."

(8) The amounts in column (i) represent the other compensation amounts paid to each of the NEOs in 2025, 2024 and 2023. These amounts include the following items:

(a) Amounts matched under the Prologis 401(k) Savings Plan ("401(k) Plan") as follows:

| Name | Year | 401(k) Savings Plan Match |
|---|---|---|
| **Mr. Arndt** | 2025 | $15,500 |
| | 2024 | $15,250 |
| | 2023 | $15,000 |
| **Mr. Letter** | 2025 | $11,750 |
| | 2024 | $11,500 |
| | 2023 | $11,250 |
| **Mr. Andrus** | 2025 | $11,750 |
| | 2024 | $11,500 |
| **Ms. Briones** | 2025 | $15,500 |
| **Mr. Ghazal** | 2025 | $15,500 |
| | 2024 | $15,250 |

(b) Charitable contributions matched by the company's charitable foundation as follows:

Mr. Moghadam: $12,500 in 2025 and 2024, and $12,000 in 2023, Mr. Arndt and Mr. Letter: $12,500 in 2025, 2024 and 2023, Mr. Andrus: $12,500 in 2025 and 2024, and Ms. Briones: $12,500 in 2025.

Our charitable foundation will match the amount of charitable contributions to qualifying organizations made by our directors and all of our employees. The annual maximum amount of matching contributions in one year applicable to our NEOs is $12,500, not including amounts matched under special matching initiatives related to specific events, such as natural disasters. Matching contributions available in a particular year that are not used may be carried over to the subsequent year. Amounts reported represent charitable contributions of our charitable foundation that were paid directly to outside organizations during the calendar year to match qualifying contributions made by the NEOs during that year and can also include amounts carried over from previous years.

(c) For Mr. Ghazal, the following amounts in connection with his company-requested relocation from France to the United States, which occurred in 2024:

   a. $38,090 in 2024, representing one-time relocation expenses paid by the company, which included packing and shipping of household goods and related transport expenses. These amounts were provided pursuant to the company's relocation program, which is designed to cover costs directly resulting from company-requested relocation;

   b. $33,845 in 2024, representing a payment that the company provided to offset tax liability associated with the above moving expenses;

   c. $12,126 in 2024, representing the amount paid by the company for a vehicle lease in France incurred prior to Mr. Ghazal's relocation to the United States; and

   d. $16,976 in 2025 and $19,925 in 2024, representing the amount of certain tax penalties incurred due to an administrative tax withholding error by the company in connection with Mr. Ghazal's relocation, which the company reimbursed to Mr. Ghazal.

No perquisite amounts are reported in any year for any of the other NEOs as the aggregate amount of the incremental costs of any perquisites for such individual NEO does not exceed $10,000 in any year. In 2025, 2024 and 2023, corporate aircraft were used for non-business purposes by Mr. Moghadam. Mr. Moghadam reimbursed the company for the incremental costs it incurred in connection with such non-business travel. In 2025, 2024 and 2023, a leased corporate aircraft was used for non-business purposes by Mr. Letter. Mr. Letter reimbursed the company for the incremental costs it incurred in connection with such non-business travel. In 2025, a leased corporate aircraft was used for non-business purposes by Mr. Arndt. Mr. Arndt reimbursed the company for the incremental costs it incurred in connection with such non-business travel.

# Grants of Plan-Based Awards in Fiscal Year 2025*

| Name (a) | Grant Date (b) | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) (i) | Grant Date Fair Value of Stock Awards ($) (l) |
| | | Threshold ($) (f) | Target ($) (g) | Maximum ($) (h) | | |
| --- | --- | --- | --- | --- | --- | --- |
| **Annual and PPP Grants:** | | | | | | |
| **Hamid Moghadam** | 01/02/25[1] | $10,762,458 | $21,524,915 | $43,049,830 | 225,321 | $21,524,915 |
| | 01/20/25[2] | — | — | — | 7,718 | $ 844,967 |
| | 01/20/25[3] | — | — | — | 9,134 | $ 999,990 |
| **Timothy Arndt** | 01/02/25[1] | $ 2,127,979 | $ 4,255,957 | $ 8,511,914 | 44,551 | $ 4,255,957 |
| | 01/20/25[3] | — | — | — | 18,268 | $ 1,999,981 |
| | 01/20/25[4] | — | — | — | 8,872 | $ 971,306 |
| **Daniel Letter** | 01/02/25[1] | $ 4,335,964 | $ 8,671,927 | $17,343,854 | 90,777 | $ 8,671,927 |
| | 01/20/25[3] | — | — | — | 22,835 | $ 2,499,976 |
| | 01/20/25[4] | — | — | — | 12,140 | $ 1,329,087 |
| **Carter Andrus** | 01/02/25[1] | $ 1,518,354 | $ 3,036,708 | $ 6,073,416 | 31,788 | $ 3,036,708 |
| | 01/20/25[3] | — | — | — | 11,417 | $ 1,249,933 |
| | 01/20/25[4] | — | — | — | 6,934 | $ 759,134 |
| **Deborah Briones** | 01/02/25[1] | $ 962,465 | $ 1,924,930 | $ 3,849,860 | 20,150 | $ 1,924,930 |
| | 01/20/25[3] | — | — | — | 6,850 | $ 749,938 |
| | 01/20/25[5] | — | — | — | 9,134 | $ 999,990 |
| **Joseph Ghazal** | 01/02/25[1] | $ 1,518,354 | $ 3,036,708 | $ 6,073,416 | 31,788 | $ 3,036,708 |
| | 01/20/25[3] | — | — | — | 11,417 | $ 1,249,933 |
| | 01/20/25[4] | — | — | — | 6,934 | $ 759,134 |

\* Columns (c) through (e), (j) and (k) have been omitted from this table because they are not applicable. Does not include bonus exchanged for equity (valued at 100% of the bonus) paid in 2026 for the 2025 performance year or paid in 2025 for the 2024 performance year. See footnote 3 to the Summary Compensation Tables for fiscal year 2025.

(1) Represents the annual long-term incentive equity awards for the 2025-2027 performance period that were granted in 2025. These awards were approved by the Compensation Committee on January 20, 2025, and were granted in the form of PSUs. The value in column (l) represents the award in column (i) valued at $95.53 per share, which was the grant date fair value determined using a Monte Carlo simulation and a weighted discount of 10% to the fair value of the awards to reflect the illiquidity imposed by post-vesting holding periods. This value is used for accounting purposes to expense the grant. We used the grant date fair value of the award as an estimate of target value because payments under the award ultimately will be based on company performance relative to the MSCI REIT Index over the performance period. The amount in column (g) represents the target amount of this award. The amount in column (f) represents the threshold value of this award (50% of target). The amount in column (h) represents the maximum value of this award (200% of target). See "Compensation Discussion and Analysis" for additional detail.

(2) Represents equity compensation contingent on 2024 performance in lieu of 2024 salary and granted in 2025. The Compensation Committee determined that the value to be paid ($844,999) for Mr. Moghadam's equity compensation contingent on 2024 performance in lieu of 2024 salary would be lower than target ($999,999) as company performance was lower than target using our corporate score assessed against our annual bonus plan metrics. The LTIP Units were issued on January 20, 2025, and vest ratably over a four-year period. The value in column (l) represents the award in column (i) valued at $109.48 per share, which was the closing price of our common stock on January 17, 2025, the last trading date before the Compensation Committee approved the award. This value is used for accounting purposes to expense the grant.

(3)  The NEO was awarded a compensation opportunity through participation in PPP. PPP compensation pools were determined in January 2025 after incentive fees were earned by one of our co-investment ventures. As a result, the NEOs each earned PPP awards related to these incentive fees. The entire award was paid in the form of equity to all NEOs. The LTIP Units were issued in January 2025 and vest ratably over a four-year period. The values of the LTIP Units granted are included in column (l) of this table based on the fair value of $109.48 per share which was the closing price of our common stock on January 17, 2025, the last trading date before the Compensation Committee approved the award. This value is used for accounting purposes to expense the grant. See "Compensation Discussion and Analysis."

(4)  Represents the service-based portion of annual long-term equity incentive awards in respect of 2024 that were granted in January 2025. These awards were approved by the Compensation Committee on January 20, 2025, and each NEO elected to receive the award in the form of LTIP Units. The LTIP Units were issued on January 20, 2025, and vest ratably over a four-year period. The value in column (l) represents the award in column (i) valued at $109.48 per share, which was the closing price of our common stock on January 17, 2025, the last trading date before the Compensation Committee approved the award. This value is used for accounting purposes to expense the grant. See the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2025" table.

(5)  Represents Ms. Briones' final equity award under our prior backward-looking program structure that was granted in January 2025 based on the 2022-2024 performance period. This award was approved by the Compensation Committee on January 20, 2025. Ms. Briones elected to receive the award in the form of LTIP Units. The LTIP Units were issued on January 20, 2025, and vest ratably over a four-year period. The value in column (l) represents the award in column (i) valued at $109.48 per share, which was the closing price of our common stock on January 17, 2025, the last trading day before the Compensation Committee approved the award. This value is used for accounting purposes to expense the grant. See the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2025" table.

**Narrative Discussion to the Summary Compensation Table for Fiscal Year 2025 and the Grants of Plan-Based Awards in Fiscal Year 2025 Table**

## Equity compensation plans

At our annual meeting on April 29, 2020, our stockholders approved and adopted the Prologis, Inc. 2020 Long-Term Incentive Plan (the "2020 LTIP"). The 2020 LTIP enables our executive officers, employees, directors and consultants to participate in the ownership of the company and allows us to attract and retain our executive officers, other employees and directors, as well as provide incentives to such persons to maximize our company performance.

In addition, we have other equity compensation plans under which equity awards were outstanding as of December 31, 2025:

- the Amended and Restated 2002 Stock Option and Incentive Plan and the Third Amended and Restated 1997 Stock Option and Incentive Plan, collectively, the "AMB Plans," which were both approved by our stockholders;

- the Prologis 2012 Long-Term Incentive Plan (the "2012 LTIP"), which was approved by our stockholders; and

- the ProLogis 2006 Long-Term Incentive Plan, the ProLogis 2000 Share Option Plan for Outside Trustees and the ProLogis 1997 Long-Term Incentive Plan, collectively, the "Trust Plans," which were assumed by us under the Merger agreement with all outstanding awards converted based on the Merger exchange ratio. The Trust Plans were approved by shareholders of the Trust.

Since its adoption, all equity awards are granted from the 2020 LTIP (or its successor plan) and we will no longer grant any awards from the 2012 LTIP, the AMB Plans or the Trust Plans. The available shares of common stock reserved for issuance under the 2012 LTIP, AMB Plans and the Trust Plans as of April 29, 2020, were added to the share reserve of the 2020 LTIP. All outstanding awards under the 2012 LTIP, AMB Plans and the Trust Plans will remain outstanding until they vest, expire or are forfeited by the participant. At December 31, 2025, we had 30.6 million shares reserved or available for issuance under our plans, including 7.6 million shares of common stock to be issued upon vesting of awards previously granted and 15.1 million shares of common stock remaining available for future issuance under our plans.

The 2020 LTIP does not expire but no further awards can be granted under the plan after the tenth anniversary date of the plan's approval. The 2020 LTIP does not permit re-pricing of stock options without stockholder approval. Participants, including non-employee directors, in the 2020 LTIP may receive stock options, stock appreciation rights and full value awards, including dividend equivalents. Only employees may receive incentive stock options under the 2020 LTIP; however, we have not granted incentive stock options under the 2020 LTIP in the past and currently do not intend to grant stock options of any kind.

For further detail, please see "Equity Compensation Plans" below.

## Equity award terms

We currently intend to grant LTIP Units, restricted stock units ("RSUs") and performance stock units ("PSUs") for annual LTI equity and/or PPP awards. Restricted stock awards were last granted in 2012, and stock options were last granted in 2011. In addition, we provided certain executives with opportunities to earn awards under POP, but we have stopped granting new awards under POP. Beginning in 2014, we offered certain executives the option to elect to receive LTIP Units in lieu of RSUs that may be granted to them under our compensation program. The general terms of our equity awards outstanding at December 31, 2025, are as follows:

**PSUs**

Please see "Compensation Discussion and Analysis" for a discussion of the general structure of PSUs granted under the 2020 LTIP pursuant to our new forward-looking LTI equity award program and how such program fits into our overall compensation program. PSUs will have no economic value to the participants until and unless the performance criteria are achieved at the end of a performance period and other conditions are met. Once the Compensation Committee determines whether the performance criteria have been met, PSUs will be settled in equity as described in "Compensation Discussion and Analysis". PSUs granted in 2025 and 2024 will not accrue dividends or dividend equivalents during the applicable performance period.

The 2025-2027 performance period began on January 1, 2025, and will end on December 31, 2027, and included 140 participants at its start. The grant date fair value of the PSUs on January 20, 2025, the date PSUs were awarded, was $83.9 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 29%;

(ii) expected volatility of the peer group of 30.2%; and (iii) a weighted discount of 10% to the fair value of the awards to reflect the illiquidity imposed by post-vesting holding periods. As of December 31, 2025, no PSUs have vested for the 2025-2027 performance period.

The 2024-2026 performance period began on January 1, 2024, and will end on December 31, 2026, and included 10 participants at its start. The grant date fair value of the PSUs on January 16, 2024, the date PSUs were awarded, was $31.5 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 27%; (ii) expected volatility of the peer group of 30.5%; and (iii) a weighted discount of 10% to the fair value of the awards to reflect the illiquidity imposed by post-vesting holding periods. As of December 31, 2025, no PSUs have vested for the 2024-2026 performance period.

## RSUs

Each RSU is convertible into one share of common stock upon vesting. RSUs granted since the 2018 annual grant cycle vest ratably over a period of four years, such that 25% of the award vests each year of the four-year period. In 2025, we granted RSUs for annual LTI equity awards and PPP awards with four-year vesting periods. A portion of RSUs granted under POP have a seven-year cliff vesting period (i.e., the entire award vests on a specified future date) after the end of the initial three-year performance period. RSUs have no voting rights. Certain awards, such as special grants due to hiring or retention considerations, may have different vesting terms, including cliff vesting terms. Equity received by the NEOs in exchange for their bonus are fully vested upon issuance. Generally, RSUs earn dividend equivalents (either cash or equity) over the vesting period under the same payment terms as dividends paid on our common stock. RSUs are valued based on the closing price of our common stock on the grant date.

## LTIP Units

Certain participants in the 2020 LTIP, including NEOs, can elect to receive LTIP Units instead of RSUs. LTIP Units are profits interests in Prologis, L.P., our operating partnership. LTIP Units have similar terms to RSUs with respect to vesting provisions, voting rights and dividends. LTIP Units are different from POP LTIP Units granted under POP (as discussed below). LTIP Units are structured with the intent that the units will generally be economically equivalent to the RSUs that would be issued for the applicable awards and generally have the same vesting terms as the RSUs that are granted. Under certain conditions, an LTIP Unit is convertible into a common unit and then redeemable for one share of our common stock, or at our option, cash. Among other conditions, LTIP Units cannot be converted until they are vested and a holding period of two years from the date of issuance is complete. Like RSUs, LTIP Units earn cash distributions equal to the dividend paid on our common stock. After vesting and other conditions are met, LTIP Units remain outstanding until such time as the holder of the LTIP Units elects to convert.

## Prior Backward-Looking Annual LTI Equity Award Program

The final awards to Messrs. Moghadam, Arndt, Letter, Andrus and Ghazal under our prior backward-looking annual LTI equity award program (the "Prior LTI Program") were granted in 2024 for the 2021-2023 performance period. The final award to Ms. Briones under our Prior LTI Program was made in January 2025 for the 2022-2024 performance period.

Under our Prior LTI Program, awards were granted at the conclusion of a three-year backward-looking performance period based on the Company's three-year annualized TSR performance versus the three-year annualized TSR of a weighted benchmark index. The benchmark index was composed 50% of the Cohen & Steers REIT Index and 50% of other logistics REITs, of which 40% was composed of U.S. domestic logistics REITs (East Group Properties, First Industrial and Duke Realty Corporation) and 10% was composed of global logistics REITs (Goodman Group and Segro PLC). The Company acquired Duke Realty Corporation in 2022. Duke Realty Corporation was included for performance calculations through May 9, 2022, the trading day prior to the date on which the Company made public its desire to acquire Duke Realty Corporation.

Our Prior LTI Program used a formulaic payout scale to determine the value of awards. For the 2022-2024 performance period, the Company's three-year annualized TSR underperformed the three-year annualized TSR of the benchmark index, resulting in an award to Ms. Briones at approximately 75% of target, which was commensurate with the awards granted to other employees who held the same title as Ms. Briones in 2024.

Awards under our Prior LTI Program vest ratably over a four-year period commencing at the time of the grant.

See "Compensation Discussion and Analysis" for additional detail on our new forward-looking LTI equity award program, which replaced our Prior LTI Program.

## Prologis Outperformance Plan (POP)

Under POP, NEOs were allocated a percentage of a potential compensation pool for each performance period (the "POP Allocations"). We made POP Allocations to the NEOs in 2023 for the 2023-2025 performance period and in 2022 for the 2022-2024 performance period. Starting with the 2024-2026 performance period, for which allocations were made in 2024, the Compensation Committee did not grant any new POP awards to any individuals who were named executive officers for 2024. Ms. Briones (who was not a named executive officer for 2024) received a POP Allocation for the 2024-2026 performance period, as described below.

The POP Allocations are valued using a Monte Carlo simulation as of the grant date. POP Allocations were structured with the intent that the allocations have no economic value to the participants unless and until performance criteria are met and an award is paid for the applicable performance period.

- For the 2023-2025 performance period, the Compensation Committee made POP Allocations to the NEOs such that 15% of the compensation pool would have been paid to Mr. Moghadam, approximately 3.5% of the compensation pool would have been paid to Mr. Letter and approximately 2.5% of the compensation pool would have been paid to Mr. Arndt. POP awards did not fund for the 2023-2025 performance period because the applicable POP Performance Hurdle was not met.

- For the 2024-2026 performance period, the Compensation Committee made a POP Allocation to Ms. Briones such that approximately 2% of the compensation pool will be paid to Ms. Briones if the applicable POP Performance Hurdle is met. No POP Allocations were made to our other NEOs for the 2024-2026 performance period.

In allocating the percentage of the compensation pools to the NEOs, the Compensation Committee took into consideration external market data concerning the typical ratio of CEO compensation to that of other NEOs and employees. The Compensation Committee generally allocated a smaller portion of the total compensation pool to the NEOs relative to the other participants than is typical in the outperformance plans of other companies the committee reviewed at the inception of the plan.

Earned POP awards can be paid in either cash or equity. The Compensation Committee has determined that the awards will be paid, if at all, in equity.

POP was designed to align the interests of the Company's executives with the Company's stockholders in a pay for performance structure and to reward outperformance relative to the REIT industry. POP utilizes a formulaic performance hurdle. Under POP, for each three-year performance period, all eligible participants share in a performance pool equal to three percent of the amount, if any, that the Company's compound annualized TSR over the applicable three-year performance period exceeds the return that would have been generated if the Company's compound, annualized total shareholder return was equal to (x) the compound, annualized percentage return for the MSCI US REIT Index (assuming dividends reinvested on a daily basis) plus (y) 100 basis points (the "POP Performance Hurdle"). If the Company's total return does not exceed the POP Performance Hurdle, awards under POP will have no value. The value of each POP pool is capped: in no event will the total performance pool for each three-year performance period exceed $100 million.

Earned POP awards (if earned) will pay out to eligible participants after the end of the applicable performance period, provided that earned POP awards cannot be paid unless and until the Company's absolute three-year TSR becomes positive. If a POP pool funds because our relative three-year TSR exceeds the Performance Hurdle but our absolute three-year TSR is negative, then the awards will not be paid unless and until our three-year TSR becomes positive. Any earned POP award will expire seven years after the end of the performance period if absolute TSR does not become positive within that period.

If the POP Performance Hurdle is met and earned POP awards pay out, 20% of the award vests and is subject to a three-year holding period. The remaining 80% of the award is subject to additional seven-year cliff vesting.

**POP LTIP Units.** Certain members of the executive management team, including the NEOs, elected to exchange their POP Allocations for special LTIP Units (the "POP LTIP Units") as defined under the operating partnership agreement of Prologis, L.P., as amended and/or restated from time to time.

The POP LTIP Units are structured with the intent that the units will be comparable economically to the RSUs that would be issued for the applicable awards under POP. A participant electing to receive the POP LTIP Units will receive the same percentage of the pool as if the participant had not participated in the exchange. Like other forms of awards under the plan, the POP LTIP Units will have no economic value to the participants until and unless the performance criteria are achieved at the end of a performance period and other conditions are met. Once the Compensation Committee determines whether the performance criteria have been met, the POP LTIP Units will be forfeited to the extent not earned based on the terms of POP. To the extent an award is earned, an NEO will retain the number of POP LTIP Units equal in economic value to the percentage of the performance pool originally allocated to the NEO at the beginning of the applicable performance period. Any POP LTIP Units in excess of such amount will be forfeited. Additional LTIP Units will be issued to true up the original number of POP LTIP units issued for the performance period to the extent such original issuance was insufficient to cover the value of the earned award.

Upon the satisfaction of certain conditions, including achievement of the relevant performance criteria, each POP LTIP Unit may be convertible into a common unit of the operating partnership and then redeemable for one share of our common stock, or cash at our option.

As has become standard tax structuring for profits interests that only vest if performance hurdles are met, the POP LTIP Units are entitled to distributions during the performance period equal to 10% of our common stock dividend. However, contrary to most performance-based programs at other REITs, we are requiring participants to make a significant, non-refundable capital contribution for the POP LTIP Units they receive. This feature is intended to make POP LTIP Units comparable economically to POP Allocations to applicable participants. This structure is designed so that participants receive no additional compensation as a result of the exchange of POP Allocations into POP LTIP Units. This creates downside risk for participants if the performance hurdles are not achieved causing the forfeiture of the capital invested in their POP LTIP Units.

As such, the issuance of POP LTIP Units in exchange for POP Allocations does not affect the compensation amounts for the NEOs in the Summary Compensation Table or in the Grants of Plan-Based Awards Table. The exchange of the POP LTIP Units for POP Allocations does not result in incremental fair value for accounting purposes and does not change the total compensation of the NEOs. As a result, the issuance of the POP LTIP Units in exchange for POP Allocations does not change the presentation of the value of the POP Allocations in the Summary Compensation Table or in the Grants of Plan-Based Awards Table.

The POP compensation pool only funds if and to the extent our three-year, compound annualized TSR exceeds the three-year compound annualized TSR of the MSCI REIT Index by 100 basis points.

- **2023-2025 performance period:** This performance period began on January 1, 2023, and ended on December 31, 2025, and included 136 participants at its start. The value of the potential compensation pool on January 1, 2023, the date POP Allocations were awarded, was $28.3 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 35%; (ii) expected volatility of the MSCI REIT Index of 31%; and (iii) correlation between our common stock and the MSCI REIT Index of 84%. The potential compensation pool was capped at $100.0 million. The performance criteria was not met for the performance period ended 2025.

- **2024-2026 performance period**: This performance period began on January 1, 2024, and will end on December 31, 2026, and included 124 participants at its start. The value of the potential compensation pool on January 1, 2024, the date POP Allocations were awarded, was $19 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 27%; (ii) expected volatility of the MSCI REIT Index of 20%; and (iii) correlation between our common stock and the MSCI REIT Index of 87%. The potential compensation pool was capped at $100.0 million. As of December 31, 2025, the projected value of this compensation pool was zero.

## PPP Allocations

Please see "Compensation Discussion and Analysis" for further details, including a discussion of the general structure of PPP and how it fits into our overall compensation program.

With respect to PPP awards paid in 2025, after the applicable incentive fee was earned by the company, the Compensation Committee assessed each NEO's performance and contributions to the applicable Strategic Capital project to determine the value of their respective PPP awards (the "PPP Allocations"). PPP Allocations are awarded to NEOs in cash and/or equity at the discretion of the Compensation Committee. The equity portion of earned awards is paid in RSUs or LTIP Units with a four-year vesting period. For accounting purposes, the cash awards, if any, will be expensed when earned and paid to participants and the equity awards are expensed over the vesting period.

For each applicable Promote or incentive fee in the corresponding year, the Compensation Committee made PPP Allocations to NEOs of the following approximate portions of the applicable compensation pools (the amounts paid to Mr. Moghadam in 2024 and 2025 were less than the PPP allocation due to the $25M cap on his compensation as CEO.). Percentages are rounded:

- 2023: Mr. Moghadam 15%; Mr. Arndt 3%; and Mr. Letter 3.5%;

- 2024: Mr. Moghadam 15% (of the PPP pool from which Mr. Moghadam received a PPP award. Mr. Moghadam did not receive a PPP award from the other applicable pool in 2024 due to the application of the $25 million cap on his total compensation); Mr. Arndt 6%; Mr. Letter 7%; Mr. Ghazal 2% or 4%, depending on the pool; and Mr. Andrus 2% or 4%, depending on the pool.

- 2025: Mr. Moghadam 4%; Mr. Arndt 7%; Mr. Letter 9%; Mr. Andrus 5%; Ms. Briones 3%; and Mr. Ghazal 5%.

PPP compensation pools were funded in 2025, 2024 and 2023. The value of a PPP award earned by a NEO is reported as compensation in the year the award is paid to the NEO on the date of determination by the Compensation Committee. The cash awards earned by the NEOs in 2025, 2024 and 2023 under PPP (if any) are included as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for Fiscal Year 2025 for the respective year. The equity awards are included as "Stock Awards" in the Summary Compensation Table for Fiscal Year 2025 for the respective year.

## Retirement Eligibility Waivers

For any equity awards granted starting in 2017, including issuances of LTIP Units, Mr. Moghadam has waived any vesting benefits related to meeting retirement-eligibility thresholds under our incentive plan. Certain of our other NEOs executed a similar waiver applicable to equity awards granted, beginning in April 2022 in the case of Mr. Arndt, 2023 in the case of Mr. Letter and 2024 in the case of Messrs. Andrus and Ghazal. In December 2025, the Compensation Committee eliminated retirement eligibility waivers for Messrs. Letter, Arndt and Andrus going forward. Any equity-based awards granted to them on or after January 1, 2026, will not be subject to the terms of their previously executed waiver of retirement eligibility benefits. All previously granted awards for which they waived retirement benefits will remain subject to such waiver. Vesting of covered awards will continue after the applicable NEO terminates employment as long as the NEO performs approved community work or services for the company. A 2023 amendment prescribed administrative procedures and vesting conditions of forfeiture, but did not impact the NEOs' waiver of their retirement-eligibility benefits.

# Outstanding Equity Awards at Fiscal Year-End

## (December 31, 2025)*

| Name (a) | Stock Awards[1] | | | |
| | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
| --- | --- | --- | --- | --- |
| **Hamid Moghadam** | 188,377[2] | $24,048,208 | | |
| | 21,793[5] | $ 2,782,094 | | |
| | 77,180[6] | $ 9,852,799 | | |
| | 55,075[8] | $ 7,030,875 | | |
| | 16,852[9] | $ 2,151,326 | | |
| | 7,774[12] | $ 992,429 | | |
| | 121,086[13] | $15,457,839 | | |
| | 5,162[14] | $ 658,981 | | |
| | 63,661[16] | $ 8,126,963 | | |
| | 164,710[17] | $21,026,879 | | |
| | 120,408[18] | $15,371,285 | | |
| | 71,275[19] | $ 9,098,967 | | |
| | 106,449[20] | $13,589,279 | | |
| | 90,021[21] | $11,492,081 | | |
| | | | 72,054[23] | $ 7,921,617[23] |
| | | | 225,321[24] | $39,773,663[24] |
| **Timothy Arndt** | 1,018[5] | $ 129,958 | | |
| | 23,803[6] | $ 3,038,691 | | |
| | 8,338[8] | $ 1,064,429 | | |
| | 27,140[9] | $ 3,464,692 | | |
| | 4,416[11] | $ 563,747 | | |
| | 1,554[12] | $ 198,384 | | |
| | 24,378[13] | $ 3,112,095 | | |
| | 2,064[14] | $ 263,490 | | |
| | 7,064[16] | $ 901,790 | | |
| | 7,651[18] | $ 976,727 | | |
| | 4,263[19] | $ 544,215 | | |
| | 6,683[20] | $ 853,152 | | |
| | 7,389[21] | $ 943,280 | | |
| | | | 28,862[23] | $ 3,173,088[23] |
| | | | 44,551[24] | $ 7,864,143[24] |

| Name (a) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
|---|---|---|---|---|
| | | Stock Awards[1] | | |
| **Daniel Letter** | 622[3] | $ 79,405 | | |
| | 2,199[5] | $ 280,724 | | |
| | 25,245[6] | $ 3,222,777 | | |
| | 10,912[8] | $ 1,393,026 | | |
| | 34,975[9] | $ 4,464,909 | | |
| | 5,151[11] | $ 657,577 | | |
| | 1,813[12] | $ 231,448 | | |
| | 28,728[13] | $ 3,667,416 | | |
| | 2,409[14] | $ 307,533 | | |
| | 6,201[16] | $ 791,620 | | |
| | 9,181[18] | $ 1,172,046 | | |
| | 5,768[19] | $ 736,343 | | |
| | 11,794[20] | $ 1,505,622 | | |
| | 12,316[21] | $ 1,572,261 | | |
| | | | 39,492[23] | $ 4,341,750[23] |
| | | | 90,777[24] | $16,023,956[24] |
| **Carter Andrus** | 412[3] | $ 52,596 | | |
| | 977[5] | $ 124,724 | | |
| | 5,770[6] | $ 736,598 | | |
| | 1,424[7] | $ 181,788 | | |
| | 4,117[8] | $ 525,576 | | |
| | 18,351[9] | $ 2,342,689 | | |
| | 1,471[11] | $ 187,788 | | |
| | 504[12] | $ 64,341 | | |
| | 8,874[13] | $ 1,132,855 | | |
| | 1,376[14] | $ 175,660 | | |
| | 3,586[16] | $ 457,789 | | |
| | 7,651[18] | $ 976,727 | | |
| | 4,764[19] | $ 608,172 | | |
| | 8,256[20] | $ 1,053,961 | | |
| | 6,773[21] | $ 864,641 | | |
| | | | 22,558[23] | $ 2,480,027[23] |
| | | | 31,788[24] | $ 5,611,218[24] |

| | Stock Awards[1] | | | |
|---|---|---|---|---|
| Name (a) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
| **Deborah Briones** | 276[3] | $ 35,234 | | |
| | 415[5] | $ 52,979 | | |
| | 2,018[6] | $ 257,618 | | |
| | 577[7] | $ 73,660 | | |
| | 1,440[8] | $ 183,830 | | |
| | 15,984[9] | $ 2,040,517 | | |
| | 2,854[10] | $ 364,342 | | |
| | 912[11] | $ 116,426 | | |
| | 504[12] | $ 64,341 | | |
| | 4,387[13] | $ 560,044 | | |
| | 562[14] | $ 71,745 | | |
| | 1,379[16] | $ 176,043 | | |
| | 4,208[18] | $ 537,193 | | |
| | 2,758[19] | $ 352,086 | | |
| | 4,324[20] | $ 552,002 | | |
| | 4,618[21] | $ 589,534 | | |
| | | | 15,429[22] | —[22] |
| | | | 20,150[24] | $3,556,878[24] |
| **Joseph Ghazal** | 638[4] | $ 81,447 | | |
| | 7,212[6] | $ 920,684 | | |
| | 4,458[8] | $ 569,108 | | |
| | 18,351[9] | $ 2,342,689 | | |
| | 1,471[11] | $ 187,788 | | |
| | 504[12] | $ 64,341 | | |
| | 9,784[13] | $ 1,249,025 | | |
| | 1,376[14] | $ 175,660 | | |
| | 3,248[15] | $ 414,640 | | |
| | 9,181[18] | $ 1,172,046 | | |
| | 5,016[19] | $ 640,343 | | |
| | 8,256[20] | $ 1,053,961 | | |
| | 7,389[21] | $ 943,280 | | |
| | | | 22,558[23] | $2,480,027[23] |
| | | | 31,788[24] | $5,611,218[24] |

\* Columns (b), (c), (d), (e) and (f) have been omitted from this table because they are not applicable.

(1) Dollar amounts are based on the closing price of our common stock on December 31, 2025, which was $127.66 per share.

(2) LTIP Units: units issued for the 2016-2018 POP Performance Period vested on January 1, 2026.

(3) LTIP Units: vested on January 17, 2026.

(4) RSUs: vested on January 18, 2026.

(5) LTIP Units: vested on February 25, 2026.

(6) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): vested on January 16, 2026 (33%), and remainder will vest in equal amounts on each January 16, 2027 and 2028.

(7) LTIP Units: vested on January 16, 2026 (50%), and will vest on January 16, 2027

(8) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): vested on January 17, 2026 (50%), and will vest on January 17, 2027. Subject to Mr. Ghazal's planned retirement from the company in July 2026, the company anticipates that the vesting of these awards will accelerate in July 2026 upon such retirement.

(9) LTIP Units: vested on January 20, 2026 (25%), and remainder will vest in equal amounts on each January 20, 2027, 2028, and 2029.

(10) LTIP Units: vested on January 20, 2026 (80%), and remainder will vest in equal amounts (10%) on each January 20, 2027 and 2028.

(11) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): vested on February 21, 2026 (33%), and remainder will vest in equal amounts on each February 21, 2027 and 2028.

(12) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): will vest on May 3, 2026 (50%), and will vest on May 3, 2027. Subject to Mr. Ghazal's planned retirement from the company in July 2026, the company anticipates that the vesting of these awards will accelerate in July 2026 upon such retirement.

(13) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): will vest on August 18, 2026 (50%), and will vest on August 18, 2027. Subject to Mr. Ghazal's planned retirement from the company in July 2026, the company anticipates that the vesting of these awards will accelerate in July 2026 upon such retirement.

(14) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): will vest on September 13, 2026 (33%), and remainder will vest in equal amounts on each September 13, 2027 and 2028.

(15) RSUs: will vest on November 28, 2026. Subject to Mr. Ghazal's planned retirement from the company in July 2026, the company anticipates that the vesting of these awards will accelerate in July 2026 upon such retirement.

(16) LTIP Units: will vest on December 16, 2026.

(17) LTIP Units: units issued for the 2017-2019 POP Performance Period will vest on January 1, 2027.

(18) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): units issued for the 2018-2020 POP Performance Period will vest on January 1, 2028.

(19) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): units issued for the 2019-2021 POP Performance Period will vest on January 1, 2029. Subject to Mr. Ghazal's planned retirement from the company in July 2026, the company anticipates that the vesting of these awards will accelerate in July 2026 upon such retirement.

(20) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): units issued for the 2020-2022 POP Performance Period will vest on January 1, 2030. Subject to Mr. Ghazal's planned retirement from the company in July 2026, the company anticipates that the vesting of these awards will accelerate in July 2026 upon such retirement.

(21) RSUs (Mr. Ghazal) and LTIP Units (all other NEOs): units issued for the 2021-2023 POP Performance Period will vest on January 1, 2031.

(22) For the 2024-2026 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation to the NEO under POP approved on January 1, 2024. No value is presented in column (j) because awards under POP have no threshold value. Actual awards will not be determined or paid until the end of the three-year performance period. As of December 31, 2025, the projected value of the compensation pool for the 2024-2026 Performance Period was zero. See the narrative discussion of LTIP Units that follows the Grants of Plan-Based Awards Table for 2025.

(23) For the 2024-2026 Performance Period, column (i) represents the number of PSUs awarded to the NEO on January 16, 2024. Actual awards earned will not be determined until the end of the three-year performance period, at which time one-third of the awards will vest immediately and the remaining awards vesting equally one and two years after the award is earned. As of December 31, 2025, the projected value of the unearned PSUs for the 2024-2026 Performance Period was $109.94 per share. See the narrative discussion of PSUs that follows the Grants of Plan-Based Awards Table for 2025.

(24) For the 2025-2027 Performance Period, column (i) represents the number of PSUs awarded to the NEO on January 20, 2025. Actual awards earned will not be determined until the end of the three-year performance period, at which time one-third of the awards will vest immediately and the remaining awards vesting equally one and two years after the award is earned. As of December 31, 2025, the projected value of the unearned PSUs for the 2025-2027 Performance Period was $176.52 per share. See the narrative discussion of PSUs that follows the Grants of Plan-Based Awards Table for 2025.

# Option Exercises and Stock Vested in Fiscal Year 2025*

| | Stock Awards | |
|---|---|---|
| | **Number of Shares Acquired on Vesting (#)** | **Value Realized on Vesting ($)** |
| **Name (a)** | **(d)** | **(e)** |
| Hamid Moghadam | 255,140[1][2] | $29,709,480[1][2] |
| Timothy Arndt | 42,640[1][3] | $ 4,808,716[1][3] |
| Daniel Letter | 50,883[1][4] | $ 5,732,567[1][4] |
| Carter Andrus | 27,530[1][5] | $ 3,113,137[1][5] |
| Deborah Briones | 9,642[1][6] | $ 1,098,442[1][6] |
| Joseph Ghazal | 16,130[1][7] | $ 1,836,440[1][7] |

\* Columns (b) and (c) have been omitted from this table because they are not applicable.

(1) Under certain conditions, an LTIP Unit is convertible into a common unit of the operating partnership which can then be redeemed into one share of our common stock (or cash at our election). Among other conditions, LTIP Units cannot be converted until they are vested and after the completion of a requisite waiting period from the date of issuance. See "Narrative Discussion to the Summary Compensation Table for Fiscal Year 2025 and the Grants of Plan-Based Awards in Fiscal Year 2025 Table."

(2) Represents the vesting of LTIP Units as presented below:

- 25,728 units with a value of $2,854,007 issued on January 16, 2024, vested on January 16, 2025;
- 27,539 units with a value of $3,014,969, issued on January 17, 2023, vested on January 17, 2025;
- 11,577 units with a value of $1,267,450, issued on January 20, 2025, vested on January 20, 2025;
- 21,793 units with a value of $2,672,040, issued on February 25, 2022, vested on February 25, 2025;
- 31,285 units with a value of $3,864,949, issued on March 3, 2021, vested on March 3, 2025;
- 1,934 units with a value of $217,343, issued on March 18, 2021, vested on March 18, 2025;
- 3,887 units with a value of $409,729, issued on May 3, 2023, vested on May 3, 2025;
- 60,543 units with a value of $6,383,654, issued on August 18, 2023, vested on August 18, 2025;
- 1,721 units with a value of $198,517, issued on September 13, 2024, vested on September 13, 2025;
- 63,662 units with a value of $8,123,908, issued on December 16, 2022, vested on December 16, 2025;
- 5,471 units with a value of $702,914, issued on December 29, 2021, vested on December 29, 2025;

(3) Represents the vesting of LTIP Units as presented below:

- 7,935 units with a value of $880,230, issued on January 16, 2024, vested on January 16, 2025;
- 4,169 units with a value of $456,422, issued on January 17, 2023, vested on January 17, 2025;
- 6,020 units with a value of $659,070, issued on January 20, 2025, vested on January 20, 2025;
- 1,472 units with a value of $178,068, issued on February 21, 2024, vested on February 21, 2025;
- 1,409 units with a value of $172,758, issued on February 25, 2022, vested on February 25, 2025;
- 713 units with a value of $88,084, issued on March 3, 2021, vested on March 3, 2025;
- 777 units with a value of $81,904, issued on May 3, 2023, vested on May 3, 2025;
- 12,190 units with a value of $1,285,314, issued on August 18, 2023, vested on August 18, 2025;
- 689 units with a value of $79,476, issued on September 13, 2024, vested on September 13, 2025;
- 7,064 units with a value of $901,437, issued on December 16, 2022, vested on December 16, 2025;
- 202 units with a value of $25,953, issued on December 29, 2021, vested on December 29, 2025;

(4) Represents the vesting of LTIP Units as presented below:

- 8,416 units with a value of $933,587, issued on January 16, 2024, vested on January 16, 2025;
- 6,078 units with a value of $665,420, issued on January 17, 2023, vested on January 17, 2025;
- 7,023 units with a value of $768,878, issued on January 20, 2025, vested on January 20, 2025;
- 1,718 units with a value of $207,826, issued on February 21, 2024, vested on February 21, 2025;
- 2,721 units with a value of $333,621, issued on February 25, 2022, vested on February 25, 2025;

- 2,339 units with a value of $288,960, issued on March 3, 2021, vested on March 3, 2025;
- 907 units with a value of $95,607, issued on May 3, 2023, vested on May 3, 2025;
- 14,365 units with a value of $1,514,646, issued on August 18, 2023, vested on August 18, 2025;
- 803 units with a value of $92,626, issued on September 13, 2024, vested on September 13, 2025;
- 6,201 units with a value of $791,310, issued on December 16, 2022, vested on December 16, 2025;
- 312 units with a value of $40,086, issued on December 29, 2021, vested on December 29, 2025;

(5)   Represents the vesting of LTIP Units as presented below:

- 7,617 units with a value of $844,953, issued on January 16, 2024, vested on January 16, 2025;
- 2,471 units with a value of $270,525, issued on January 17, 2023, vested on January 17, 2025;
- 5,788 units with a value of $633,670, issued on January 20, 2025, vested on January 20, 2025;
- 491 units with a value of $59,396, issued on February 21, 2024, vested on February 21, 2025;
- 1,303 units with a value of $159,761, issued on February 25, 2022, vested on February 25, 2025;
- 970 units with a value of $119,834, issued on March 3, 2021, vested on March 3, 2025;
- 252 units with a value of $26,563, issued on May 3, 2023, vested on May 3, 2025;
- 4,437 units with a value of $467,837, issued on August 18, 2023, vested on August 18, 2025;
- 459 units with a value of $52,946, issued on September 13, 2024, vested on September 13, 2025;
- 3,586 units with a value of $457,609, issued on December 16, 2022, vested on December 16, 2025;
- 156 units with a value of $20,043, issued on December 29, 2021, vested on December 29, 2025;

(6)   Represents the vesting of LTIP Units as presented below:

- 2,982 units with a value of $330,792, issued on January 16, 2024, vested on January 16, 2025;
- 997 units with a value of $109,151, issued on January 17, 2023, vested on January 17, 2025;
- 305 units with a value of $36,896, issued on February 21, 2024, vested on February 21, 2025;
- 660 units with a value of $80,922, issued on February 25, 2022, vested on February 25, 2025;
- 584 units with a value of $72,147, issued on March 3, 2021, vested on March 3, 2025;
- 252 units with a value of $26,563, issued on May 3, 2023, vested on May 3, 2025;
- 2,194 units with a value of $231,335, issued on August 18, 2023, vested on August 18, 2025;
- 188 units with a value of $21,686, issued on September 13, 2024, vested on September 13, 2025;
- 1,379 units with a value of $175,974, issued on December 16, 2022, vested on December 16, 2025;
- 101 units with a value of $12,976, issued on December 29, 2021, vested on December 29, 2025;

(7)   Represents the vesting of RSUs as presented below:

- 2,405 units with a value of $266,787, issued on January 16, 2024, vested on January 16, 2025;
- 2,229 units with a value of $244,031, issued on January 17, 2023, vested on January 17, 2025;
- 807 units with a value of $88,351, issued on January 18, 2022, vested on January 18, 2025;
- 956 units with a value of $114,003, issued on February 2, 2021, vested on February 2, 2025;
- 491 units with a value of $59,396, issued on February 21, 2024, vested on February 21, 2025;
- 252 units with a value of $26,563, issued on May 3, 2023, vested on May 3, 2025;
- 4,892 units with a value of $515,812, issued on August 18, 2023, vested on August 18, 2025;
- 459 units with a value of $52,946, issued on September 13, 2024, vested on September 13, 2025;
- 3,249 units with a value of $417,594, issued on November 28, 2022, vested on November 28, 2025;
- 390 units with a value of $50,957, issued on December 15, 2021, vested on December 15, 2025;

# Nonqualified Deferred Compensation in Fiscal Year 2025*

| Name (a) | Plans | Executive Contributions in Last FY ($) (b) | Aggregate Earnings In Last FY ($) (d) | Aggregate Withdrawals/ Distributions ($) (e) | Aggregate Balance at Last FYE ($) (f) |
|---|---|---|---|---|---|
| Hamid Moghadam | AMB NQ Plans & 2012 NQDC Plan | — | $28,494,803[1] | — | $161,326,896 |
| | Notional Account NQDC Plan[2] | — | $20,713,317 | — | $128,951,431 |
| Timothy Arndt | AMB NQ Plans & 2012 NQDC Plan | $601,272 | $ 270,907[1] | — | $ 2,749,910 |
| Daniel Letter | | — | — | — | — |
| Carter Andrus | | — | — | — | — |
| Deborah Briones | | — | — | — | — |
| Joseph Ghazal | | — | — | — | — |

\* Column (c) has been omitted from this table because it is not applicable.

(1) Represents earnings that are computed based on the specific investment options that are elected by the NEO, as described in the narrative discussion that follows these footnotes. Primarily these earnings consist of the dividends paid on the shares of our common stock deferred by the NEO and the change in the market value of those shares. These amounts are not included in the NEO's total compensation presented in the Summary Compensation Table for Fiscal Year 2025 above.

(2) Participants in our nonqualified deferred compensation plans prior to the Merger received a lump-sum payment, triggered by the Merger, equal to the value of their account balance in June 2011. After the Merger, we established a new nonqualified deferred compensation plan that is discussed in further detail below. See the narrative discussion that follows these footnotes.

## Narrative Discussion to Nonqualified Deferred Compensation in Fiscal Year 2025 Table

### 2012 NQDC Plan

Effective 2012, we established a nonqualified deferred compensation plan (the "2012 NQDC Plan"). The 2012 NQDC Plan allows certain eligible employees and non-employee directors of the company and our participating subsidiaries to elect to defer up to 100% of their eligible compensation, such as annual salary, bonus, equity awards and directors' fees, that were earned and vested on or after January 1, 2012. The deferred compensation under the 2012 NQDC Plan is our unsecured obligation and amounts deferred are held in a rabbi trust. Participants select from various investment options available under the plan to earn investment credits on their elective deferrals. There are no guaranteed returns for any of the investment options or for any participants in the plans. The amount of earnings that a participant receives depends on the participant's investment elections related to cash balances in the account and, with respect to shares of our common stock that have been deferred, the dividends earned on that stock and the change in market value of the stock during the period. The 2012 NQDC Plan offers a variety of investment choices with respect to cash contributions. Our common stock is not an investment option available with respect to deferrals of cash compensation. Mr. Arndt elected to defer 80% of his 2023 salary and 90% of his 2024 and 2025 salary under the 2012 NQDC Plan.

If a participant elects to defer the receipt of an equity award, the underlying common stock is held in the rabbi trust, which cannot be reinvested in any other investment option. Cash dividends earned on these shares of our common stock after deferral are credited with earnings and losses based on specific investment options, other than our common stock, that are selected by the participant. Distributions under these plans are made in a lump sum payment upon termination of employment, or service as a non-employee director, or in the event of a change in control or death of a participant. With respect to equity awards deferred by non-employee directors, participants may elect to receive distributions prior to termination of service.

We have reserved the right under the 2012 NQDC Plan to make discretionary matching contributions to participant accounts from time to time. No such discretionary contributions have been made. The participants' elective deferrals and matching contributions, if any, are fully vested at all times. We pay all of the administrative costs associated with the 2012 NQDC Plan. Generally, the compensation that is deferred is tax-deferred until it is distributed to the participant. However, amounts deferred are subject to FICA and Medicare employee and employer taxes in accordance with statutory requirements.

In December 2014, the 2012 NQDC Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event. In December 2022, the 2012 NQDC Plan was amended, primarily to align plan participants' installment payment options more closely across the 2012 NQDC Plan, the 2005 NQ Plan, and the Notional Account NQDC Plan.

## AMB NQ Plans

Prior to the Merger, we maintained two nonqualified deferred compensation plans: (i) the Amended and Restated AMB 2005 Nonqualified Deferred Compensation Plan (the "2005 NQ Plan") and (ii) the Amended and Restated Nonqualified Deferred Compensation Plan (the "2002 NQ Plan") (together, the "AMB NQ Plans"). The AMB NQ Plans allowed our directors and certain eligible employees to defer certain compensation, including the receipt of restricted stock awards and, in the case of the 2002 NQ Plan, gains from exercise of stock options, received under our equity compensation plans. The AMB NQ Plans provided that upon a change in control, such as the Merger in June 2011, participants would receive a lump-sum payment equal to the vested account balance. Such distributions were made in 2011.

Compensation subject to deferral elections made under the AMB NQ Plans prior to the Merger with respect to compensation earned in 2011 and beyond was not subject to the distributions under the AMB NQ Plans triggered by the Merger. Mr. Moghadam has deferred certain gains resulting from the exercise of stock options under the 2002 NQ Plan. In addition, Mr. Moghadam has deferred shares of our common stock received upon vesting of certain equity awards under the 2005 NQ Plan.

The deferred compensation under the AMB NQ Plans is our unsecured obligation and amounts deferred are held in a rabbi trust. Participants select from various investment options available under the plans to receive investment credit on their elective deferrals. There are no guaranteed returns for any of the investment options or for any participants in the plans. The amount of earnings that a participant receives depends on the participant's investment elections related to cash balances in the account and, with respect to deferred shares of our common stock, the dividends earned on the stock and the change in market value of the stock during the period. Cash dividends earned on shares of our common stock after deferral are credited earnings and losses based on specific investment options, other than our common stock, selected by the participant. Distributions under these plans are made in either a lump sum payment or installments. Participants can elect a specific distribution date in accordance with Section 409A of the Internal Revenue Code or, if no election is made, the amounts will be distributed upon termination of the participant's employment with us. Distributions are also made in the event of change in control or a participant's death or disability.

In December 2014, the 2005 NQ Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event under the plan. In December 2022, the 2005 NQ Plan was amended, primarily to align plan participants' installment payment options more closely across the 2012 NQDC Plan, the 2005 NQ Plan and the Notional Account NQDC Plan.

## Notional Account NQDC Plan

The Notional Account NQDC Plan was adopted in conjunction with the Merger with the purpose of providing the opportunity for certain participants of the AMB NQ Plans to continue to receive tax deferred earnings with respect to taxes on distributions triggered by the Merger.

Each participant in the AMB NQ Plans who continued to be employed by us after the Merger or continued as a non-employee director after the Merger received an initial account credit in a notional earnings account under the Notional Account NQDC Plan. Mr. Moghadam participates in the Notional Account NQDC Plan. The initial account credit value for a participant was equal to the deemed amount of the tax liability on the distributions they received in 2011 that were triggered by the Merger. The initial account credit value is either invested in our common stock or hypothetically invested in measurement funds selected by the participant, which do not include our common stock. Measurement funds are used for measurement purposes only and the Notional Account NQDC Plan participants do not have rights in or to the underlying hypothetical investments.

A notional earnings account is credited with hypothetical earnings or charged with hypothetical losses associated with the underlying hypothetical investments in measurement funds. Upon a distribution event under the Notional Account NQDC Plan, the participant is entitled to the excess, if any, of the value in the notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying hypothetical investments, if any) over the initial account credit value.

In December 2014, the Notional Account NQDC Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event under such plan.

In September 2020, the Compensation Committee approved a form of amendment to the Notional Account NQDC Plan, which allows for the conversion of a notional stock account under such plan into an account structure intended to operate more similarly to accounts under our 2012 NQDC Plan. The value of a current notional stock account was to be determined using the stock price on the day of conversion. The account value upon conversion can be invested all or in part in investment options available under the Notional Account NQDC Plan, including our common stock or cash. This amendment became effective as of April 2021.

In December 2022, the Notional Account NQDC Plan was amended, primarily to align plan participants' installment payment options more closely across the 2012 NQDC Plan, the 2005 NQ Plan, and the Notional Account NQDC Plan.

Mr. Moghadam's initial account credit value was in the amount of $25,798,616. A rabbi trust was created to hold shares of our common stock and cash in the amount of Mr. Moghadam's initial account credit balance. At the inception of the Notional Account NQDC Plan, we issued 803,945 shares of our common stock to the rabbi trust representing Mr. Moghadam's initial account credit value. The number of shares was determined based on the price of our common stock at the time, $32.09 per share. Mr. Moghadam was entitled to direct the voting of these shares and, as such, they were reflected as beneficially owned by him. Mr. Moghadam was not entitled to receive these shares upon distribution of his notional earnings account under the Notional Account NQDC Plan. Upon a distribution event under the Notional Account NQDC Plan, Mr. Moghadam was entitled to the excess, if any, of the value in the notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying common stock, if any) over the initial account credit value. Upon the April 2021 amendment to this plan, Mr. Moghadam's notional stock account was valued per the amendment and the account value was invested in an investment measurement fund available under such plan. As a result, Mr. Moghadam is no longer entitled to direct the voting of the 803,945 shares of our common stock in the Notional Account NQDC Plan's rabbi trust.

## Investment funds and returns for 2025

The participants in our nonqualified deferred compensation plans can elect measurement funds that are generally the same investment funds that are available to participants in our 401(k) Plan. These investment funds are shown below with the returns earned by these investment funds in 2025:

| | | | |
|---|---|---|---|
| Vanguard Treasury M/M Fund | 4.23% | American Funds Growth Fund of AM R6 | 20.28% |
| American Funds Washington Mutual R6 | 17.52% | Fidelity 500 Index Fund | 17.86% |
| Fidelity Extended Market Index Fund | 11.40% | Cohen & Steers Global Realty Shares | 10.61% |
| American Beacon Small Cap Value | 4.83% | Impax Sustainable Allocation Fund | 11.15% |
| Vanguard Target Retirement 2020 | 12.15% | Vanguard Target Retirement 2025 | 14.60% |
| Vanguard Target Retirement 2030 | 16.24% | Vanguard Target Retirement 2035 | 17.54% |
| Vanguard Target Retirement 2040 | 18.76% | Vanguard Target Retirement 2045 | 19.99% |
| Vanguard Target Retirement 2050 | 21.41% | Vanguard Target Retirement 2055 | 21.43% |
| Vanguard Target Retirement 2060 | 21.42% | Vanguard Target Retirement 2065 | 21.43% |
| Vanguard Target Retirement 2070 | 21.42% | Vanguard Target Retirement Inc | 11.31% |
| Fidelity Total International Index Fund | 32.62% | Baron Discovery Fund Institutional Shares | 10.96% |
| Vanguard Total International Bond Index Fund Admiral | 2.96% | Vanguard Total World Stock Index Fund | 22.43% |
| Fidelity ST Bond Index Fund | 6.01% | Fidelity US Bond Index Fund | 7.13% |
| Metropolitan High Yield Bond | 6.82% | PIMCO Real Return Inst. | 8.17% |
| Artisan International Inst. | 36.31% | | |

# Potential Payments Upon Termination or Change in Control

We have change in control and noncompetition agreements (the "CIC Agreements") with our NEOs. The CIC Agreements are subject to automatic one-year extensions. Some form of benefits (cash payments and/or acceleration of vesting of unvested equity awards) are provided to our NEOs: (i) in the CIC Agreements; (ii) under the equity award agreements; or (iii) under the terms of POP. These benefits are available under the following scenarios: (1) death; (2) disability; (3) retirement (as defined and under certain circumstances); and (4) termination without cause or termination by employee for good reason within two years of a change in control (as defined in the CIC Agreements).

In the event of a change in control, the CIC Agreements provide for severance benefits on a "double-trigger" basis with severance benefits payable only upon termination of employment (which is, generally, termination without cause or termination by employee for good reason as such terms are defined in the CIC Agreements), within two years following the change in control. Under the CIC Agreements, in consideration for the rights to receive such severance payments, the NEO is subject to confidentiality obligations during employment and after termination, non-competition obligations during the term of employment and non-solicitation obligations for two years after the date of termination. A change of control, as defined in the CIC Agreements, generally occurs upon: (i) the consummation of a transaction, approved by our stockholders, to merge or consolidate the company with another entity, sell or otherwise dispose of all or substantially all of its assets or adopt a plan of liquidation; provided, however, that a change in control shall not occur if a transaction results in 50% or more of the beneficial ownership of the voting power of the company or other relevant entity being held by the same persons (although not necessarily in the same proportion) who held the voting power of the company immediately prior to the transaction (except that upon the completion of the transaction, employees or employee benefit plans of the company may be a new holder of such beneficial ownership); (ii) the beneficial ownership of securities representing 50% or more of the combined voting power of the company is acquired, other than from the company, by any person (with certain exceptions); or (iii) at any time during any period of two consecutive years, board members at the beginning of such period cease to constitute at least a majority of the Board (unless the election or the nomination for election of each new director was approved by a vote of at least two-thirds of the directors still in office at the time of such election or nomination who were directors at the beginning of such period).

Potential payments due to the NEOs under the scenarios listed above are presented in the table below based on the assumption that a termination occurred as of December 31, 2025. The acceleration of vesting of unvested equity awards benefit is estimated using the closing stock price of our common stock on December 31, 2025, of $127.66 per share. Under our company policy, each of our employees would be paid for their earned and unused vacation benefits upon termination under any termination scenario, so the value of this benefit is not included in the amounts below. Because the termination scenarios are as of December 31, 2025, the NEOs would have completed the performance year such that they would receive their annual bonus and their annual long-term equity incentive award for the 2025 performance year. Therefore, these payments are not considered to be severance benefits and such amounts are not included in the amounts presented.

| Name of Executive/Type of Benefit | Death | Disability | After Change in Control: Termination without Cause or Voluntary Termination for Good Reason[1] |
|---|---|---|---|
| **Hamid Moghadam** | | | |
| Cash severance (salary and bonus)[2] | $ 1,500,000 | — | $ 5,000,000 |
| Health and welfare benefits[3] | — | — | $ 81,640 |
| 280G adjustment[4] | — | — | — |
| Equity awards (vesting accelerated)[5][6][7] | $208,407,376 | $208,407,376 | $208,407,376 |
| **Total Estimated Value** | **$209,907,376** | **$208,407,376** | **$213,489,016** |
| **Timothy Arndt** | | | |
| Cash severance (salary and bonus)[2] | $ 680,000 | — | $ 3,360,000 |
| Health and welfare benefits[3] | — | — | $ 132,925 |
| 280G adjustment[4] | — | — | — |
| Equity awards (vesting accelerated)[5][6] | $ 31,113,934 | $ 31,113,934 | $ 31,113,934 |
| **Total Estimated Value** | **$ 31,793,934** | **$ 31,113,934** | **$ 34,606,859** |
| **Daniel Letter** | | | |
| Cash severance (salary and bonus)[2] | $ 1,160,000 | — | $ 4,320,000 |
| Health and welfare benefits[3] | — | — | $ 124,925 |
| 280G adjustment[4] | — | — | — |
| Equity awards (vesting accelerated)[5][6] | $ 48,301,438 | $ 48,301,438 | $ 48,301,438 |
| **Total Estimated Value** | **$ 49,461,438** | **$ 48,301,438** | **$ 52,746,363** |
| **Carter Andrus** | | | |
| Cash severance (salary and bonus)[2] | $ 350,000 | — | $ 2,700,000 |
| Health and welfare benefits[3] | — | — | $ 124,925 |
| 280G adjustment[4] | — | — | — |
| Equity awards (vesting accelerated)[5][6] | $ 20,481,770 | $ 20,481,770 | $ 20,481,770 |
| **Total Estimated Value** | **$ 20,831,770** | **$ 20,481,770** | **$ 23,306,695** |
| **Deborah Briones** | | | |
| Cash severance (salary and bonus)[2] | $ 50,000 | — | $ 2,100,000 |
| Health and welfare benefits[3] | — | — | $ 132,925 |
| 280G adjustment[4] | — | — | — |
| Equity awards (vesting accelerated)[5] | $ 11,172,293 | $ 11,172,293 | $ 11,172,293 |
| **Total Estimated Value** | **$ 11,222,293** | **$ 11,172,293** | **$ 13,405,218** |
| **Joseph Ghazal** | | | |
| Cash severance (salary and bonus)[2] | $ 350,000 | — | $ 2,700,000 |
| Health and welfare benefits[3] | — | — | $ 90,681 |
| 280G adjustment[4] | — | — | — |
| Equity awards (vesting accelerated)[5][6] | $ 20,810,878 | $ 20,810,878 | $ 20,810,878 |
| **Total Estimated Value** | **$ 21,160,878** | **$ 20,810,878** | **$ 23,601,559** |

(1) Cause is generally defined in the CIC Agreements as: (i) the willful and continued failure by the executive to substantially perform specified duties; (ii) the engaging in conduct that is demonstrably injurious to the company (monetarily or otherwise); or (iii) the engaging in egregious misconduct involving serious moral turpitude. Termination by employee for good reason, as generally defined in the CIC Agreements, can occur should we: (i) change the executive's duties such that they are inconsistent with the position held prior to the change in control and results in a material diminution in the executive's authority, duties or responsibilities; (ii) material reduction in the executive's annual base compensation after the change in control; (iii) relocate the executive's place of employment more than 50 miles from the current location or require the executive to be based anywhere other than where the executive was based prior to the change in control without the executive's written consent resulting in a material change to geographic location; or (iv) not comply with the provisions of the agreements or arrangements pertaining to the officer's compensation and benefits.

(2) Under the death and disability scenarios contained in the CIC Agreements, the NEO would receive a cash severance payment equal to his or her annual base salary plus the annual bonus amount that he or she received or was entitled to receive for the most recent annual period (target level for 2025) less amounts that would be paid to the executive from other company benefits. The starting amount under each scenario ($2,500,000 for Mr. Moghadam, $1,680,000 for Mr. Arndt, $2,160,000 for Mr. Letter, $1,350,000 for Mr. Andrus, $1,050,000 for Ms. Briones, and $1,350,000 for Mr. Ghazal) is based on the executive's annual base salary (or in the case of Mr. Moghadam, salary plus any equity compensation paid in lieu of salary) as of December 31, 2025 ($1,000,000 for Mr. Moghadam, $700,000 for Mr. Arndt, $800,000 for Mr. Letter, $600,000 for Mr. Andrus, $500,000 for Ms. Briones, and $600,000 for Mr. Ghazal) and the executive's annual bonus at target for 2025 ($1,500,000 for Mr. Moghadam, $980,000 for Mr. Arndt, $1,360,000 for Mr. Letter, $750,000 for Mr. Andrus, $550,000 for Ms. Briones, and $750,000 for Mr. Ghazal). Under the death scenario, each executive's severance payment has been reduced by $1,000,000, which is the approximate present value of the life insurance benefit

provided by the company. The life insurance benefit provided by the company is two times base salary with a limit of $1,000,000. Under the disability scenario, the starting amount is the same as under the death scenario and each executive's severance payment has been reduced to zero based on the expected present value of future disability benefits that the executive would receive that are provided and funded by the company. The annual disability benefit provided by the company is 60% of base salary subject to a maximum of $300,000 per year. For this purpose, it is assumed that the present value of the future annual disability benefits to be received will be in excess of the payments required under the CIC Agreements. Under the change in control scenario, the NEO would receive cash severance equal to two times his or her annual base salary (or, in the case of Mr. Moghadam, base salary plus equity compensation paid in lieu of salary) and two times his or her annual bonus (at target) for 2025.

(3) In the change in control scenario contained in the CIC Agreements, the NEO would receive a cash payment equal to the cost of continuation of health insurance coverage in place at the date of termination for 24 months. Additionally, the CIC Agreements provide for the payment of an amount equal to two times the company's matching contribution under the 401(k) Plan ($32,500 for Mr. Arndt, Ms. Briones, and Mr. Ghazal and $24,500 for Mr. Letter and Mr. Andrus) and for outplacement services for one year with an estimated value of $36,600.

(4) The CIC Agreements provide for the reduction of any payments to which the NEO is entitled after a change in control should such payments constitute a "parachute payment" (as defined in Section 280G of the Internal Revenue Code). Such payments shall be either (a) reduced (but not below zero) so that the aggregate present value of the payment shall be $1.00 less than three times the officer's "base amount" (also as defined in Section 280G of the Internal Revenue Code) so that no portion of the payment will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or (b) paid in full, whichever produces the better net after-tax result for the NEO (taking into account any applicable excise tax under Section 4999 and any applicable income taxes). Under the scenarios for 2025, none of the NEOs would receive a better net after-tax result with a reduction.

(5) The estimates for each scenario reflect the value that would be realized as of December 31, 2025, as a result of accelerated vesting of earned but unvested stock awards, LTIP Units and POP LTIP Units, and accelerated vesting of unearned PSUs. Values are included to the extent that vesting would be accelerated under the applicable scenario under the terms of the applicable agreements. For each scenario, the value attributable to stock awards is computed based on the closing price of our common stock on December 31, 2025 ($127.66). Under the death and disability scenarios, awards under POP would not be paid until the end of the applicable performance period and the actual awards paid would be based on performance for the entire performance period.

Under these scenarios, the value of the POP Allocation to Ms. Briones (and the POP LTIP Units exchanged for such POP Allocations) for the 2024-2026 performance period is computed as of December 31, 2025, using estimated compensation pool based on actual performance for the performance period through December 31, 2025. As of December 31, 2025, we estimate the aggregate compensation pool for the 2024-2026 performance period is zero, so we have not included any value for this performance period.

For prior POP performance periods, awards were determined by the Compensation Committee every January. The portions of the awards that vested immediately are excluded from the death, disability and change in control calculations (as the participant would have been paid these portions regardless of death, disability or a change in control). The portions of the awards that are subject to cliff vesting that would accelerate upon termination are included in the death, disability and change in control amounts based on the closing price of our common stock on December 31, 2025 ($127.66).

Under the change in control scenario, the Compensation Committee would determine the size of the compensation pool and pay awards according to the applicable POP agreements. Under this scenario, the values of the POP Allocations for the 2024-2026 performance period allocated to Ms. Briones (and the POP LTIP Units exchanged for such POP Allocations) are computed consistently with the values applicable to the death and disability scenarios. Based on future performance, actual awards for the 2024-2026 performance period could be higher than the estimated values. Awards can still be vested after retirement.

(6) Any applicable retirement benefit has been waived by the NEO with respect to equity compensation granted after the respective date the waiver was executed and to the extent provided by the terms of the applicable waiver. Additionally, none of the NEOs except Mr. Moghadam have attained the retirement criteria of 55 years old plus 15 years of service. Therefore, no acceleration benefit is reported for a retirement scenario except as stated below with respect to Mr. Moghadam.

(7) Mr. Moghadam had 177,964 LTIP Units for which retirement eligibility had not been waived. Therefore, the vesting of these units would accelerate under the retirement scenario on December 31, 2025. The value attributable to these shares is $22,718,884 based on the closing price of our common stock on December 31, 2025 ($127.66).

# CEO Pay Ratio

We provide fair and equitable compensation to our employees through a combination of competitive base pay, incentives, retirement plans and other benefits. As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO, Mr. Moghadam:

For 2025, our last completed fiscal year:

- the annual total compensation of the employee identified at the median of our company as of December 31, 2025 (other than the CEO) was $141,121; and

- the annual total compensation of our CEO, as reported in the Summary Compensation Table included in this Proxy Statement, was $24,999,873.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was 177 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay ratios within our industry will also differ and may not be comparable depending on the size, scope, global breadth and structure of the company.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments and estimates that we used were as follows:

- We identified our median compensated employee as of December 31, 2025.

- To identify the median employee, we calculated compensation of our employees using their 2025 annual base salaries, bonuses for the 2025 performance year (including any bonus exchange premium received), annual LTI equity awards paid in 2025, PPP awards paid in 2025, PSUs granted in 2025 and company contributions to applicable retirement plans.

- As of December 31, 2025, our employee population consisted of 2,802 individuals. The total number of U.S. and non-U.S. employees were 1,649 and 1,153, respectively.

- We did not exclude any employees from our employee population. We excluded a limited number of temporary agency employees, whose compensation is determined by the agency and who are not considered our employees for purposes of the pay ratio calculation.

- We annualized the base pay and cash incentive bonus for 2025 new hires.

- Foreign salaries were converted to U.S. dollars at the December 31, 2025, exchange rate.

- No cost of living adjustments were utilized in the compensation calculation.

- Once the median employee was identified, we calculated the total compensation for our median employee for 2025 using the same methodology we used to calculate Mr. Moghadam's total compensation in the Summary Compensation Table for the Fiscal Year 2025.

# Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" to our CEO and to our other named executive officers and certain financial performance measures of Prologis, including our company-selected measure, Core FFO per share excluding Net Promote Income (Expense). Compensation actually paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our named executive officers during a covered year or the way in which the Compensation Committee views compensation decisions. For further information regarding Prologis' pay-for-performance philosophy, please refer to "Compensation Discussion and Analysis".

| Year (a) | Summary Compensation Table Total for PEO (b) | Compensation Actually Paid to PEO (c) (1)(2) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d) | Average Compensation Actually Paid to Non-PEO Named Executive Officers (e) (1)(2) | Value of Initial Fixed $100 Investment Based on: Total Shareholder Return (f) | Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return (g) (3) | Net Income (h) (4) | Company-Selected Measure (Core FFO per share (excluding Net Promotes Income (Expense))) (i) (5) |
|---|---|---|---|---|---|---|---|---|
| 2025 | $24,999,873 | $ 80,571,565 | $ 8,515,016 | $15,881,337 | $147.42 | $137.53 | $3,565,299 | $5.86 |
| 2024 | $24,851,777 | $ (24,289,452) | $ 8,447,916 | $ 146,716 | $117.84 | $133.59 | $3,947,935 | $5.53 |
| 2023 | $50,891,597 | $ 95,938,282 | $13,001,246 | $22,265,008 | $143.90 | $122.84 | $3,253,145 | $5.10 |
| 2022 | $48,152,756 | $ (8,171,362) | $13,929,713 | $ (967,175) | $118.35 | $108.00 | $3,555,398 | $4.61 |
| 2021 | $24,901,490 | $113,654,050 | $ 9,031,383 | $37,255,257 | $172.33 | $143.06 | $3,148,590 | $4.09 |

(1)  Mr. Moghadam served as our principal executive officer (PEO) for the full year for each of 2025, 2024, 2023, 2022, and 2021. Our non-PEO named executive officers (NEOs) included: (a) for 2025, Mr. Arndt, Mr. Letter, Mr. Andrus, Ms. Briones, and Mr. Ghazal, (b) for 2024, Mr. Arndt, Mr. Letter, Mr. Edward S. Nekritz, Mr. Ghazal, and Mr. Andrus, (c) for 2023, Mr. Arndt, Mr. Letter, Mr. Gary E. Anderson, and Mr. Nekritz; (d) for 2022, and Mr. Arndt, Mr. Thomas S. Olinger, Mr. Eugene F. Reilly, Mr. Anderson, and Mr. Nekritz; (e) for 2021, Mr. Olinger, Mr. Reilly, Mr. Anderson, and Mr. Nekritz.

(2)  For 2025, the values included in these columns for the compensation actually paid to our PEO and the average compensation actually paid to our non-PEO NEOs reflect the following adjustments to the values included in columns (b) and (d), respectively:

| PEO | 2025 |
|---|---|
| **Summary Compensation Table (SCT) Total for PEO (column (b))** | $24,999,873 |
| - SCT "Bonus" column value | 1,617,500 |
| - SCT "Stock Awards" column value | 23,369,872 |
| + year-end fair value of equity awards granted in the covered year that were outstanding and unvested as of the covered year-end | 41,924,989 |
| -/+ year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the covered year-end | 28,639,376 |
| + vesting date fair value of equity awards granted and vested in the covered year | 1,267,500 |
| -/+ change as of the vesting date (from the end of the prior fiscal year) in fair value of equity awards granted in prior years that vested in the covered year | 2,697,421 |
| + dollar value of dividends/earnings paid on equity awards in the covered year | 6,029,778 |
| **Compensation Actually Paid to PEO (column (c))** | $80,571,565 |

| Average for Non-PEO NEOs | 2025 |
|---|---|
| **Average SCT Total for Non-PEO NEOs (column (d))** | $ 8,515,016 |
| - SCT "Bonus" column value | 1,151,000 |
| - SCT "Stock Awards" column value | 6,698,928 |
| + year-end fair value of equity awards granted in the covered year that were outstanding and unvested as of the covered year-end | 10,737,450 |
| -/+ year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the covered year-end | 3,178,197 |
| + vesting date fair value of equity awards granted and vested in the covered year | 412,340 |
| -/+ change as of the vesting date (from the end of the prior fiscal year) in fair value of equity awards | 199,744 |
| + dollar value of dividends/earnings paid on equity awards in the covered year | 688,518 |
| **Average Compensation Actually Paid to Non-PEO NEOs (column (e))** | $15,881,337 |

(3) Peer group utilized for the Pay Versus Performance Table is the MSCI U.S. REIT Index. The same peer group has been used for all years disclosed. The returns of each component company in the peer group were weighted according to the respective company's market capitalization at the beginning of each period for which a return is indicated. The MSCI U.S. REIT Index is used as a performance benchmark index for the calculation of LTI Equity awards. See "Compensation Discussion and Analysis" for further information.

(4) Net income is rounded to the nearest thousand.

(5) The company-selected measure is Core FFO per share excluding Net Promote Income (Expense). See "Compensation Discussion and Analysis" for further information regarding how Core FFO per share excluding Net Promote Income (Expense) is used as a metric in our NEO annual bonus determinations. Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

## Narrative Discussion to the Pay Versus Performance Table

**Compensation Actually Paid and Prologis TSR:**

- The total shareholder return of Prologis, Inc. ("Prologis TSR") was $172.33 at the end of 2021, $118.35 at the end of 2022, $143.90 at the end of 2023, $117.84 at the end of 2024, and $147.42 at the end of 2025. Compensation Actually Paid to our PEO was $113,654,050 in 2021, negative $8,171,362 in 2022, $95,938,282 in 2023, negative $24,289,452 in 2024, and $80,571,565 in 2025. The average Compensation Actually Paid to our Non-PEO Named Executive Officers ("Non-PEO NEOs") was $37,255,257 in 2021, negative $967,175 in 2022, $22,265,008 in 2023, $146,716 in 2024, and $15,881,337 in 2025.

  - Prologis TSR increased by 72% from December 31, 2020, to the end of 2021, with a total return of $72.33 at the end of 2021 on an initial investment of $100 made at the closing price on December 31, 2020. Prologis TSR declined by 31% from 2021 to 2022 but remained positive with a total return of $18.35 at the end of 2022 on an initial investment of $100 made at the closing price on December 31, 2020. Compensation Actually Paid to our PEO decreased by 107% from 2021 to 2022, resulting in negative Compensation Actually Paid to our PEO for 2022. Average Compensation Actually Paid to Non-PEO NEOs decreased by 103% from 2021 to 2022, also resulting in negative average Compensation Actually Paid to Non-PEO NEOs for 2022.

  - Prologis TSR increased by 22% from 2022 to 2023, with a total return of $43.90 at the end of 2023 on an initial investment of $100 made at the closing price on December 31, 2020. Compensation Actually Paid to our PEO increased by 1,274% from 2022 to 2023, given that Compensation Actually Paid to our PEO was a negative figure in 2022 and our stock price increased at the end of 2023. Average Compensation Actually Paid to Non-PEO NEOs increased by 2,402% from 2022 to 2023, given that Compensation Actually Paid to our Non-PEO NEOs was a negative figure in 2022 and our stock price increased at the end of 2023.

  - Prologis TSR declined by 18% from 2023 to 2024 but remained positive with a total return of $17.84 at the end of 2024 on an initial investment of $100 made at the closing price on December 31, 2020. Compensation Actually Paid to our PEO decreased by 125% from 2023 to 2024, resulting in negative Compensation Actually Paid to our PEO for 2024. Average Compensation Actually Paid to Non-PEO NEOs decreased by 99% from 2023 to 2024.

  - Prologis TSR increased by 22% from 2024 to 2025, with a total return of $47.42 at the end of 2025 on an initial investment of $100 made at the closing price on December 31, 2020. Compensation Actually Paid to our PEO increased by 333% from 2024 to 2025, given that Compensation Actually Paid to our PEO was a negative figure in 2024 and our stock price increased during 2025. Average Compensation Actually Paid to Non-PEO NEOs increased by 10,074% from 2024 to 2025 given that our stock price increased during 2025.

- The relationship between Prologis TSR and Compensation Actually Paid to our PEO/Average Compensation Actually Paid to Non-PEO NEOs during this period is directionally correlated as these metrics are a function of Prologis' stock price. When Prologis TSR increased year-over-year, so did the compensation actually paid metrics. When Prologis TSR decreased year-over-year, so did the compensation actually paid metrics.

**Compensation Actually Paid and Net Income / Core FFO per share:**

- Prologis' Net Income (in thousands) increased from $3,148,590 in 2021 to $3,555,398 in 2022 (a 13% increase from 2021 to 2022). Prologis' Net Income declined to $3,253,145 in 2023 (a 9% decrease from 2022 to 2023) primarily due to lower gains on sales of real estate. Prologis' Net Income increased to $3,947,935 in 2024 (a 21% increase from 2023 to 2024). Prologis' Net Income decreased to $3,565,299 in 2025 (a 10% decrease from 2024 to 2025) primarily due to higher other expenses.

- Prologis' Core FFO per share excluding Net Promote Income (Expense)[6] has increased each year between 2021 and 2025, from $4.09 in 2021 to $4.61 in 2022 (a 13% increase from 2021 to 2022) to $5.10 in 2023 (an 11% increase from 2022 to 2023) to $5.53 in 2024 (an 8% increase from 2023 to 2024) to $5.86 in 2025 (an 6% increase from 2024 to 2025) for an overall increase of 43% from 2020 to 2025.

- As discussed above, Compensation Actually Paid to our PEO and Non-PEO NEOs decreased from 2021 to 2022, increased from 2022 to 2023, decreased from 2023 to 2024, then increased again from 2024 to 2025.

- The relationship between Core FFO per share excluding Net Promote Income (Expense)[6] and Compensation Actually Paid underscores that while Prologis' stock price declined from 2021 to 2022 and 2023 to 2024 – largely due to broader macroeconomic market factors – and thus resulted in lower Compensation Actually Paid (and Prologis TSR) from 2021 to 2022 and 2023 to 2024, our operational performance remained strong as demonstrated by key operational indicators like Core FFO per share excluding Net Promote Income (Expense)[6]. Net Income also increased year-over-year from 2021 to 2022 and 2023 to 2024 showing an overall increase from 2021 to 2025.

**Prologis TSR vs. peer group total shareholder return:** Prologis TSR outpaced the total shareholder return of the MSCI U.S. REIT Index in each of 2021, 2022, 2023 and 2025, with performance tracking below the MSCI U.S. REIT Index only in 2024. By year-end 2025, the value of a $100 investment made at the end of 2020 in Prologis would have been worth $147.42 versus only $137.53 for such an investment made at the same time in the MSCI U.S. REIT Index, a difference of $9.89.

## Tabular list of most important financial performance measures for 2025 fiscal year

Below is a non-exhaustive list of financial performance measures the company uses in analyzing executive compensation, presented in no particular order, which the company considers to be the most important financial performance measures used to link Compensation Actually Paid to our NEOs to company performance during the 2025 fiscal year:

| Financial Performance Measure |
| --- |
| Three-year annualized Total Shareholder Return[7] |
| Core FFO per share excluding Net Promote Income (Expense)[6][8] |
| Promote and incentive fee revenue earned by Prologis, Inc. from Strategic Capital business[8] |

(6) Core FFO per share excluding Net Promote Income (Expense) is a metric used to calculate our NEO annual bonuses. See "Compensation Discussion & Analysis" for further information. Core FFO per share is a non-GAAP measure. See Appendix A for definitions and discussions of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures.

(7) Prologis' three-year annualized TSR is used to calculate our LTI Equity awards and POP awards. See "Compensation Discussion & Analysis" for further information.

(8) Incentive fee arrangements and their structure are agreed upon between Prologis and the applicable vehicle's third-party investors. A portion of incentive fees paid to the company are used to pay awards in our Prologis Promote Plan (PPP). See "Compensation Discussion & Analysis" for further information regarding our Strategic Capital business, Promotes and other incentive fees earned from Strategic Capital vehicles, and the relationship between Promotes/other incentive fees and PPP awards.

PROPOSAL 2

# Advisory Vote to Approve the Company's Executive Compensation for 2025

The Dodd-Frank Act allows our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with SEC rules.

The compensation of our NEOs is discussed above under "Executive Compensation." Our executive compensation programs are designed to attract, motivate and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of specific annual, long-term and strategic goals and the realization of increased stockholder value. Please read the Compensation Discussion and Analysis for additional details about our executive compensation programs, including information about the compensation of our NEOs for 2025.

This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation that is described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the annual meeting:

"RESOLVED, that the company's stockholders approve, on an advisory basis, the company's 2025 executive compensation, as discussed and disclosed in the company's proxy statement for the 2026 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narratives."

You may vote for, vote against or abstain from voting to approve the above resolution on the company's executive compensation for 2025. Assuming a quorum is present, to be approved by the stockholders, the number of votes cast "For" the proposal must exceed the number of such votes cast "Against" the proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote on this proposal.

As an advisory vote, this proposal is not binding on the company. However, the Compensation Committee values the opinions of our stockholders and reviews and considers the voting results when making executive compensation decisions. The company currently intends to hold an advisory vote on its executive compensation on an annual basis.

The Board unanimously recommends that the stockholders vote, on an advisory basis, **FOR** the approval of our 2025 executive compensation, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

# Director Compensation

# Director Compensation

Non-employee directors are compensated with a mix of cash and equity-based compensation, with a higher percentage of the overall mix in equity-based compensation. An employee who also serves as a member of the Board, such as Mr. Moghadam and Mr. Letter, does not receive additional compensation for service on the Board.

In May 2025, Pay Governance conducted a competitive review of our non-employee director compensation to ensure that our compensation levels are competitive, and the structure of the program is consistent with corporate governance best practices. This analysis compared our non-employee director compensation to Prologis' executive compensation Peer Group[1] and the companies contained in the S&P 500 Index.

Pay Governance's review found that (i) our non-employee director compensation is aligned with the Peer Group average and the 75th percentile of the S&P 500 and (ii) the mix between the cash and equity components of our non-employee director compensation was consistent with average competitive practice of both the Peer Group and the S&P 500.

The Compensation Committee recommended increasing the annual equity grant value by $15,000. The recommendation was approved by the full Board on May 8, 2025, and the increases are reflected in the amounts listed below.

Compensation applicable to service on the Board by our non-employee directors for 2025 was as follows:

- **Annual cash retainer:** $120,000

- **Annual equity awards:** Valued on the grant date at $240,000

  - In the form of deferred share units ("DSUs"), each convertible into one share of our common stock, that will vest upon the earlier of one year from the grant date or the date of the next annual meeting. After vesting, receipt of the underlying common stock is deferred until at least three years from the grant date. The DSUs earn dividend equivalent units ("DEUs") while they are outstanding.

- **Lead independent director retainer:** $50,000

- **Annual retainer for serving as chair of a committee:**

  - Audit: $37,500

  - Compensation: $30,000

  - Governance: $25,000

  - Executive: None

- **Excess meeting fee:** Meeting fee of $1,500 for each meeting attended in excess of a combined 20 Board and committee meetings per year.

The equity component of the compensation paid to our directors is awarded under the terms of the 2020 LTIP. See the narrative discussion that follows the Grants of Plan-Based Awards for Fiscal Year 2025 table above under "Executive Compensation." In addition, we reimburse our directors for reasonable travel costs incurred to attend the meetings of the Board and its committees.

(1) The executive compensation peer group is comprised of Adobe Inc., American Tower Corporation, Automatic Data Processing, Inc., BlackRock, The Carlyle Group Inc., Crown Castle Inc., Digital Realty Trust, Inc., Equinix, Inc., Evercore Inc., Global Payments Inc., Intuit Inc., Jefferies Financial Group Inc., Lazard Ltd., Northern Trust Corporation, Paychex, Inc., S&P Global, Inc., ServiceNow, Inc., State Street Corporation, Welltower Inc. and Workday, Inc.

# Nonqualified Deferred Compensation Plans for Directors

## 2012 NQDC Plan and AMB NQ Plans

Ms. Bita elected to defer receipt of her annual retainer and other fees earned, as applicable, in 2025. The compensation earned by this director has been converted into phantom shares in a hypothetical fee deferral account, under the terms of the 2012 NQDC Plan. The footnotes to the Director Compensation for Fiscal Year 2025 table below contain information on the amount of deferrals applicable to this director.

In 2012, Mr. Fotiades deferred his annual cash retainer into a cash account under the 2012 NQDC Plan. As of December 31, 2025, Mr. Fotiades' balance in the cash account under the 2012 NQDC Plan was $404,519, including a gain in 2025 of $40,514.

See discussion of our deferred compensation plans in the narrative that follows the Nonqualified Deferred Compensation in Fiscal Year 2025 table above under "Executive Compensation."

## Notional Account NQDC Plan

Under the Notional Account NQDC Plan, Ms. Kennard received an initial account credit value in a notional earnings account equal to the amount of the deemed tax liability on the distributions she received in 2011 triggered by the Merger. The initial account credit value is hypothetically invested in measurement funds selected by the participant, which do not include our company stock. Measurement funds are used for measurement purposes only and plan participants do not have rights in or to the underlying hypothetical investments. Notional earnings accounts are credited with hypothetical earnings or charged with hypothetical losses associated with the underlying hypothetical investments. Upon her retirement from the Board, Ms. Kennard is entitled to the excess, if any, of the value in her notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying hypothetical investments, if any) over her initial account credit value.

The initial account credit value for Ms. Kennard was $49,023. As of December 31, 2025, the value of the notional earnings account exceeded the initial credit value for Ms. Kennard by $98,268, including an increase attributable to 2025 of $21,020.

See discussion of our deferred compensation plans in the narrative that follows the Nonqualified Deferred Compensation in Fiscal Year 2025 table above under "Executive Compensation."

## ProLogis Deferred Fee Plan for Trustees

This plan, which was assumed by us in the Merger, allowed members of the Trust's board to receive their fees currently or elect to defer the receipt of their fees until after their board service ended. Deferrals were in the form of cash or Trust common shares. For those choosing shares, fees earned were credited to hypothetical fee deferral accounts based on the closing price of the common shares as of the date of the deferral. Under the Merger agreement, the Trust common shares in the deferral account were converted to our common stock using the Merger exchange ratio. Each share in the hypothetical account represents one share of our common stock and earns dividends under the same terms as dividends paid on our common stock. Upon retirement from the Board, the participant will be issued the shares of common stock included in their hypothetical fee deferral account pursuant to specific deferral elections, which generally delay payment until the next fiscal year after service on the Board ends. No additional deferrals could be made under this plan after December 31, 2011.

Mr. Fotiades participated in this plan at the time of the Merger. As of December 31, 2025, including amounts earned as dividends, Mr. Fotiades had a balance of 28,792 shares in his hypothetical fee deferral account.

# Director Compensation for Fiscal Year 2025*

| Name (a) | Fees Earned or Paid in Cash[1] ($) (b) | Stock Awards ($) (c) | All Other Compensation ($) (g) | Total[1] ($) (h) |
|---|---|---|---|---|
| Cristina Bita | $120,000[2] | $239,990[4] | $12,500[5] | $372,490 |
| James Connor | $120,000 | $239,990[4] | $12,500[5] | $372,490 |
| George Fotiades | $150,000[2] | $239,990[4] | $12,500[5] | $402,490 |
| Lydia Kennard | $145,000 | $239,990[4] | $12,500[5] | $397,490 |
| Irving Lyons III | $170,000 | $239,990[4] | $12,500[5] | $422,490 |
| Guy Metcalfe | $120,000 | $239,990[4] | $12,500[5] | $372,490 |
| Avid Modjtabai | $144,231 | $239,990[4] | $ —[5] | $384,221 |
| David O'Connor | $120,000 | $239,990[4] | $12,500[5] | $372,490 |
| Olivier Piani | $120,000 | $239,990[4] | $ —[5] | $359,990 |
| Sarah Slusser | $ 77,538 | $239,990[4] | $12,500[5] | $330,028 |
| Carl Webb[3] | $ 55,731 | $ —[4] | $ —[5] | $ 55,731 |

\* Columns (d), (e) and (f) have been omitted from this table because they are not applicable.

(1) The compensation structure for the Board is described in the narrative discussion that precedes this table. Mr. Moghadam and Mr. Letter are employees of the company and do not receive additional compensation associated with their service on the Board.

(2) Directors may elect to defer their compensation under the 2012 NQDC Plan. Under this plan, the cash compensation is converted into phantom shares that are held in a hypothetical fee deferral account under the terms of the 2012 NQDC Plan. As of December 31, 2025, the balance in the hypothetical fee deferral accounts under the 2012 NQDC Plan (which also includes deferrals prior to 2022) and the years in which the deferral was elected were as follows:

- Ms. Bita: (each of 2020 through 2025): 5,793 shares (including 171 DEUs earned in 2025)
- Mr. Fotiades (each of 2013 through 2016): 15,303 shares (including 530 DEUs earned in 2025)

Based on their individual elections, each of the directors' phantom shares will be distributed to them upon termination of service on the Board. See the discussion above and also the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2025 table above under "Executive Compensation."

(3) Mr. Webb retired from the Board in May 2025.

(4) Represents the grant date fair value of 2,275 DSUs awarded to each of our non-employee directors who were elected at our annual meeting on May 8, 2025. The value of the DSUs is based on the closing price of our common stock on the date of grant which was $105.49 per share. The DSUs vest on the earlier of the date of our next annual meeting or the one-year anniversary of the grant date. These awards are expected to vest on May 8, 2026. Receipt of the vested DSUs is deferred until three years from the grant date. Messrs. Fotiades, Lyons, O'Connor, and Metcalfe have elected to further defer the receipt of the DSUs granted in 2025 until their service on the Board ends. While they are outstanding, DSUs earn DEUs, which are vested and paid to the director under the same terms as the underlying DSU award.

We awarded DSUs under similar terms to our directors in 2022, which were distributed (1,477 shares) in May 2025 to all directors other than Messrs. Fotiades and Lyons and Ms. Bita, each of whom had previously elected to defer receipt under our 2012 NQDC Plan and Messrs. Connor and Metcalfe and Ms. Slusser who were not members of the Board in 2022. Awards granted in 2023 and 2024 are now fully vested and are scheduled to be distributed in May 2026 and May 2027, respectively, unless a specific deferral election has been made by the director.

Prior to the Merger, we granted restricted stock to our directors, and the Trust granted DSUs to members of its board. The restricted stock had a one-year vesting period and directors could elect to defer the awards after vesting under the AMB NQ Plans discussed above. The DSUs granted by the Trust were immediately vested but were required to be deferred until after the director's service ended. The DSUs held by those trustees who joined our Board after the Merger were assumed by us under the Merger agreement, were converted based on the Merger exchange ratio, and continue to be deferred. These DSUs earn DEUs while they are outstanding.

DSUs and associated accrued DEUs outstanding as of December 31, 2025, were as follows and are vested unless otherwise noted (including DSUs and accrued DEUs granted by the Trust prior to the Merger):

- Ms. Bita:

  8,174 shares (2,335 shares unvested)
  1,661 shares to be distributed in June 2026;
  2,335 shares to be distributed in May 2028;
  1,969 shares to be distributed in June 2028;
  2,209 shares to be distributed in June 2029

- Mr. Connor:

  6,513 shares (2,335 shares unvested)
  Receipt of all shares deferred until service on the Board ends, except 1,969 shares to be distributed in March 2026;
  2,335 shares to be distributed in May 2028

- Mr. Fotiades:

  68,784 shares (2,335 shares unvested)
  Receipt of all shares deferred until service on the Board ends, except 1,661 shares to be distributed in June 2026;
  4,178 shares to be distributed in June 2027

- Ms. Kennard:

  6,513 shares (2,335 shares unvested)
  1,969 shares to be distributed in May 2026;
  2,209 shares to be distributed in May 2027;
  2,335 shares to be distributed in May 2028

- Mr. Lyons:

  43,478 shares (2,335 shares unvested)
  Receipt of all remaining shares deferred until service on the Board ends

- Mr. Metcalfe:

  4,545 shares (2,335 shares unvested)
  Receipt of all shares deferred until service on the Board ends, except 2,209 shares to be distributed in May 2027

- Ms. Modjtabai:

  6,513 shares (2,335 shares unvested)
  1,969 shares to be distributed in May 2026;
  2,209 shares to be distributed in May 2027;
  2,335 shares to be distributed in May 2028

- Mr. O'Connor:

  26,104 shares (2,335 shares unvested)
  Receipt of all shares deferred until service on the Board ends

- Mr. Piani:

  6,513 shares (2,335 shares unvested)
  1,969 shares to be distributed in May 2026;
  2,209 shares to be distributed in May 2027;
  2,335 shares to be distributed in May 2028

- Ms. Slusser

  2,335 shares (2,335 shares unvested)
  2,335 shares to be distributed in May 2028

(5) The Prologis Foundation will match the amount of charitable contributions to qualifying organizations made by our directors and all of our employees. Amounts reported represent charitable contributions of our charitable foundation that were paid directly to outside organizations to match qualifying contributions made by the director. The annual maximum amount of matching contributions in one year applicable to our directors is $12,500. Matching contributions in a particular year that are not used may be carried over to the subsequent year.

# Security Ownership

The number of shares of our common stock beneficially owned, as of the dates indicated in the footnotes below, by each person known to us to be the beneficial owner of more than five percent, in the aggregate, of our outstanding common stock as of the dates indicated in the footnotes below is as follows:

| Name and Address[1] | Number of Shares Beneficially Owned | % of Outstanding Shares of Common Stock |
|---|---|---|
| **The Vanguard Group, Inc.**[2]<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 119,484,352 | 12.93% |
| **BlackRock, Inc.**[3]<br>55 East 52nd Street<br>New York, NY 10022 | 86,220,147 | 9.3% |
| **State Street Corporation**[4]<br>State Street Financial Center<br>One Lincoln Street<br>Boston, MA 02111 | 62,014,856 | 6.71% |

(1) Entities included have filed a Schedule 13G representing that the shares of common stock they are reporting were acquired and are held in the ordinary course of business, were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Prologis and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

(2) Information regarding beneficial ownership of our common stock by The Vanguard Group, Inc. ("Vanguard") is included herein based on a Schedule 13G/A filed with the SEC on February 13, 2024. Such report provides that Vanguard: (i) is the beneficial owner of all such common shares; (ii) has sole voting power with respect to none of such common shares; (iii) has shared voting power with respect to 1,928,195 of such common shares; (iv) has sole dispositive power with respect to 114,813,258 of such common shares; and (v) has shared dispositive power with respect to 4,671,094 of such common shares.

(3) Information regarding beneficial ownership of our common stock by entities related to BlackRock, Inc. is included herein based on a Schedule 13G filed with the SEC on July 17, 2025. Such report provides that BlackRock Inc.: (i) is the beneficial owner of all such common shares and has sole dispositive power with respect to all such common shares and (ii) has sole voting power with respect to 78,144,165 of such common shares.

(4) Information regarding beneficial ownership of our common stock by entities related to State Street Corporation is included herein based on a Schedule 13G filed with the SEC on January 30, 2024. Such report provides that State Street Corporation is the beneficial owner of all such common shares and has shared dispositive power with respect to 61,858,047 common shares and shared voting power over 36,196,991 common shares.

The following table shows the number of shares of our common stock beneficially owned, as of March 6, 2026, by: (i) our CEO in 2025; (ii) our chief financial officer; (iii) our other NEOs, including our current CEO; (iv) each of our directors; and (v) our directors and all of our executive officers as a group.

| Name[1] | Shares Beneficially Owned | | | | |
| | Number of Shares of Common Stock as of March 6, 2026 (2) | Number of Shares of Common Stock That May Be Acquired by May 5, 2026 (3)(4)(5)(6)(7) | Total Beneficial Ownership** | % of Outstanding Shares of Common Stock (8) | % of Outstanding Shares of Common Stock and Units (9) |
|---|---|---|---|---|---|
| **NEOs:** | | | | | |
| Hamid Moghadam[10] | 2,076,271 | 2,252,154 | 4,328,425 | 0.46% | 0.46% |
| Timothy Arndt | 3,597 | 152,861 | 156,458 | * | * |
| Daniel Letter | 20 | 206,293 | 206,313 | * | * |
| Carter Andrus | — | 59,095 | 59,095 | * | * |
| Deborah Briones[11] | 3,116 | 71,813 | 74,929 | * | * |
| Joseph Ghazal | 8,342 | — | 8,342 | * | * |
| **Directors:** | | | | | |
| Cristina Bita | 8,208 | — | 8,208 | * | * |
| James Connor[12] | 4,234 | 1,969 | 6,203 | * | * |
| George Fotiades | 8,000 | — | 8,000 | * | * |
| Lydia Kennard | 32,429 | 1,969 | 34,398 | * | * |
| Irving Lyons III[13] | 23,431 | — | 23,431 | * | * |
| Guy Metcalfe | 2,500 | — | 2,500 | * | * |
| Avid Modjtabai | 20,661 | 1,969 | 22,630 | * | * |
| David O'Connor | 10,617 | — | 10,617 | * | * |
| Olivier Piani | 10,340 | 1,969 | 12,309 | * | * |
| Sarah Slusser | 11 | — | 11 | * | * |
| All directors and executive officers as a group (16 total) | 2,211,777 | 2,750,092 | 4,961,869 | 0.53% | 0.52% |

\* Represents less than 0.1% of the outstanding shares of common stock and limited partnership units, as applicable.

\*\* This column does not include LTIP Units held by NEOs that will not meet the waiting period and other applicable conditions for conversion and redemption by May 6, 2026. Our NEOs have elected to take most, if not all, their equity awards in the form of LTIP Units since 2014. This column also does not include deferred stock units held by our directors that are deferred per their terms or by election until after May 5, 2026.

(1) The principal address of each person is: c/o Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

(2) This column includes shares of our common stock beneficially owned as of the date indicated. Includes vested shares of our common stock owned through our 401(k) Plan and our nonqualified deferred compensation plans, as applicable. Unless indicated otherwise, all interests are owned directly and the indicated person has sole voting and dispositive power. For discussion of our nonqualified deferred compensation plans, see the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2025 table above under "Executive Compensation."

(3) This column includes shares of our common stock that may be acquired within 60 days of March 6, 2026, through (i) scheduled vesting of restricted stock or restricted stock units, or payment of DSUs and associated accrued DEUs upon distribution and (ii) the exchange of limited partnership units beneficially owned directly or indirectly. Unvested and unearned awards granted under our employee stock plans that do not vest, or are not earned, by May 5, 2026, or vested awards that do not have a scheduled payment date by May 5, 2026, are not included. Vested LTIP Units earned under our employee stock plans that have not been held for the minimum holding period and cannot be converted to common partnership units by May 5, 2026, are not included. Unless indicated otherwise, all interests are owned directly and the indicated person will have sole voting and dispositive power upon receipt.

(4) This column does not include shares of phantom stock held in hypothetical fee deferral accounts under the terms of our nonqualified deferred compensation plans, all of which are non-voting. Phantom share balances as of March 6, 2026, were as follows:

- Ms. Bita: 5,793 shares
- Mr. Fotiades: 15,303 shares

Generally, the director has deferred receipt of the underlying common stock until his or her service on the Board ends. See "Director Compensation—Director Compensation for Fiscal Year 2025."

(5) This column does not include shares of phantom stock held in a hypothetical fee deferral account by a director who was formerly a member of the Trust's board, all of which are non-voting. Balance as of March 6, 2026, is as follows:

- Mr. Fotiades:                      28,986 shares

Mr. Fotiades' phantom stock will be distributed to him in January of the year following his termination from the Board. See "Director Compensation—Director Compensation for Fiscal Year 2025."

(6) This column does not include vested DSUs and associated accrued DEUs, all of which are non-voting, which were earned by directors who were formerly members of the Trust's board. Balances as of March 6, 2026, were as follows:

- Mr. Fotiades:                      23,233 shares
- Mr. Lyons:                        10,707 shares

Generally, these awards are payable to the director when his or her service on the Board ends. See "Director Compensation—Director Compensation for Fiscal Year 2025."

(7) This column does not include vested or unvested DSUs and associated accrued DEUs, all of which are non-voting, receipt of which has been deferred to a date later than May 5, 2026, pursuant to a specific deferral election. See "Director Compensation—Director Compensation for Fiscal Year 2025." Balances as of March 6, 2026, were as follows (not including shares disclosed in footnotes 4, 5 and 6):

- Ms. Bita:                        8,174 shares
- Mr. Connor:                     4,545 shares
- Mr. Fotiades:                   45,551 shares
- Ms. Kennard:                  4,545 shares
- Mr. Lyons:                       32,772 shares
- Mr. Metcalfe:                  4,545 shares
- Ms. Modjtabai:               4,545 shares
- Mr. O'Connor:                26,104 shares
- Mr. Piani:                        4,545 shares
- Ms. Slusser:                   2,335 shares

(8) The percentage of shares of common stock beneficially owned by a person assumes that all the limited partnership units held by the person that can be exchanged as of May 5, 2026, are exchanged for shares of our common stock, and that none of the limited partnership units held by any other persons are so exchanged. The percentage of shares of common stock beneficially owned by all directors and executive officers as a group assumes that all the limited partnership units held by the group that can be exchanged as of May 5, 2026 are exchanged for shares of our common stock, and that none of the limited partnership units held by any person outside of the group are so exchanged.

(9) The percentage of shares of common stock and units beneficially owned by a person assumes that all the limited partnership units held by the person that can be exchanged as of May 5, 2026, are exchanged for shares of our common stock, and that all the limited partnership units held by other persons that can be exchanged as of May 5, 2026, are so exchanged. The percentage of shares of common stock and units beneficially owned by all directors and executive officers as a group assumes that all the limited partnership units held by the group that can be exchanged as of May 5, 2026, are exchanged for shares of our common stock, and that all the limited partnership units held by other persons outside of the group that can be exchanged as of May 5, 2026, are so exchanged.

(10) Includes 131,775 shares and 18,233 LTIP Units that are indirectly held through trusts of which Mr. Moghadam is the trustee, 1,706,985 LTIP Units and 1,019,089 shares that are owned by LLCs of which Mr. Moghadam is the manager and 925,407 shares are held through a rabbi trust pursuant to the AMB NQ Plans and the 2012 NQDC Plan, for which the trustee holds no voting or investment power.

(11) Includes 3,103 shares held through a rabbi trust pursuant to the 2020 NQDC Plan.

(12) Includes 4,234 shares held through a trust for which Mr. Connor's spouse is the trustee.

(13) Includes 22,431 shares that are held through a family trust of which Mr. Lyons is a trustee and 1,000 shares held in trust for the benefit of Mr. Lyons' daughter for which Mr. Lyons is the trustee.

# Equity Compensation Plans

We currently grant equity awards only under the 2020 LTIP. However, we do have awards outstanding that were granted under the 2012 LTIP, the AMB Plans and the Trust Plans. The available shares of common stock under the 2012 LTIP, AMB Plans and the Trust Plans as of April 29, 2020, the date our stockholders approved the 2020 LTIP, were added to the share reserve of the 2020 LTIP. All outstanding awards under the AMB Plans and the Trust Plans will remain outstanding until they vest, expire or are forfeited by the participant. The 2020 LTIP does not expire but no further awards can be granted under the plan after the tenth anniversary date of the plan approval. Information about our equity compensation plans as of December 31, 2025, is as follows:

| Plan Category<br>(a) | # of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights<br>(b) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights<br>(c) | # of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (b))<br>(d) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1][2] | 15,060,389 | $— | 14,589,741 |
| Equity compensation plans not approved by security holders | — | — | — |

(1)   The amount in column (b) includes 2,862,308 outstanding unvested RSUs, PSUs, DSUs, DEUs and phantom shares, and 4,707,149 unvested LTIP Units.

(2)   Weighted average exercise price in column (c) not applicable for 2025.

# Audit Matters

# Audit Committee Report

The purpose of the Audit Committee is to be an informed, vigilant and effective overseer of our financial accounting and reporting processes consistent with risk mitigation appropriate in the circumstances. The committee is directly responsible for the appointment, compensation and oversight of our independent public accountant. The committee is comprised of the four directors named below. Each member of the committee is independent as defined by SEC and NYSE rules. In addition, the Board has determined that each member of the Audit Committee is financially literate and Ms. Modjtabai, Ms. Bita and Mr. Piani are audit committee financial experts in accordance with applicable NYSE and SEC rules. Management is responsible for the company's internal controls and the financial reporting process. The company's independent public accountant is responsible for performing an independent audit of the company's consolidated financial statements and the effectiveness of the company's internal controls over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and issuing reports thereon. The Audit Committee is responsible for overseeing the conduct of these activities. The committee's function is more fully described in its charter which has been approved by the Board. The charter can be viewed, together with any future changes, on our website at http://ir.prologis.com/governance. Information contained on our website is not incorporated by reference into this proxy statement or any other report we file with the SEC.

We have reviewed and discussed the company's audited financial statements for the fiscal year ended December 31, 2025, and unaudited financial statements for the quarterly periods ended March 31, June 30 and September 30, 2025, with management and KPMG LLP, the company's independent public accountant. We also reviewed and discussed management's assessment of the effectiveness of the company's internal controls over financial reporting. The committee has discussed with KPMG LLP the matters that are required to be discussed by the applicable requirements of the PCAOB and the SEC. KPMG LLP has provided to the company the written disclosures and confirmation required by applicable PCAOB requirements regarding their communications with the Audit Committee concerning independence, and the Audit Committee has discussed with KPMG LLP its independence. The committee also concluded that KPMG LLP's performance of non-audit services to us and our affiliates, as pre-approved by the committee and described in the next section, does not impair KPMG LLP's independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for 2025. The foregoing report is provided by the following independent directors, who constitute the committee.

**Audit Committee:**

Avid Modjtabai (Chair)
Cristina G. Bita
David P. O'Connor
Olivier Piani

# Independent Public Accountant

The Audit Committee engaged KPMG LLP as our independent public accountant for the fiscal years ended December 31, 2025, and 2024. KPMG LLP was also retained to provide certain audit-related and tax services in 2025 and 2024.

In the course of the provision of services on our behalf, we recognize the importance of our independent public accountant's ability to maintain objectivity and independence in its audit of our financial statements and the importance of minimizing any relationships that could appear to impair that objectivity. To that end, the Audit Committee has adopted policies and procedures governing the pre-approval of audit and non-audit work performed by our independent public accountant. The independent public accountant is authorized to perform specified pre-approved services up to certain annual amounts and up to specified amounts for specific services. Such limits vary by the type of service provided. Individual engagements anticipated to exceed pre-established thresholds must be separately approved. All of the fees reflected below for 2025 and 2024 were pre-approved by the Audit Committee.

The following table represents fees for professional audit services rendered for the audit of our consolidated financial statements for the years ended December 31, 2025, and 2024 and fees billed for other services rendered in each year.

| Types of Fees | 2025 | 2024 |
|---|---|---|
| Audit fees[1] | $6,068,381 | $6,151,656 |
| Audit-related fees[2] | $ 84,574 | $ 189,745 |
| Tax fees[3] | $ 373,587 | $ 249,581 |
| All other fees[4] | $ 105,000 | — |
| **Totals** | **$6,631,542** | **$6,590,982** |

(1) Audit fees consists of fees for professional services for the audit of our consolidated financial statements included in our Annual Report on Form 10-K and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q, including all services required to comply with the standards of the PCAOB, and fees associated with performing the integrated audit of internal controls over financial reporting (Sarbanes-Oxley Section 404 work). Additionally, amounts include fees for services associated with comfort letters, statutory audits, audits of consolidated entities, consents, technical accounting consultations and reviews of documents filed with the SEC.

(2) Audit-related fees consist of fees for assurance and related services associated with the issuance of attestation reports.

(3) Tax fees are primarily fees for tax compliance, tax return preparation, tax planning and pre-approved tax consultations.

(4) Non-audit services including advisory services for an operational assessment.

**PROPOSAL 3**

# Ratification of the Appointment of the Independent Public Accountant

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent public accountants retained to audit our financial statements. The Audit Committee has appointed KPMG LLP as our independent public accountant for the year 2026. KPMG LLP has served in this role since 2002. The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of KPMG LLP. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent public accountant. In conjunction with the mandated rotation of KPMG LLP's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of KPMG LLP's new lead engagement partner. The Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as our independent public accountant is in the best interest of the company and our stockholders.

We are asking our stockholders to ratify the selection of KPMG LLP as our independent public accountant for the year 2026. In the event our stockholders do not approve the appointment, the appointment will be reconsidered by the Audit Committee.

KPMG LLP representatives are expected to attend the 2026 annual meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

You may vote for, vote against or abstain from voting on ratifying the appointment of KPMG LLP as our independent public accountant for the year 2026. Assuming a quorum is present, to be approved by the stockholders, the number of votes cast "For" the proposal must exceed the number of such votes cast "Against" the proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote on this proposal.

The Board unanimously recommends that the stockholders vote **FOR** the ratification of the appointment of KPMG LLP as our independent public accountant for the year 2026.

# Additional Information

# Proxy and Annual Meeting FAQ

## Proxy materials

We are required under SEC regulations to provide you with a proxy statement when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is a legal designation of another person to vote the stock you own, which person is also referred to as your "proxy." This designation may be done in a written document that is called a "proxy" or "proxy card."

The proxy materials consist of our 2026 Proxy Statement and our 2025 Annual Report to Stockholders, which includes our 2025 Annual Report on Form 10-K.

**Your vote is very important.** For this reason, our Board is requesting that you permit your common stock to be represented and voted at the annual meeting by the proxies named on the proxy card.

## Notice of Internet Availability

We have implemented the Notice and Access Rule enacted by the SEC for distribution of materials for our annual meeting. Accordingly, we are sending a Notice of Internet Availability to many of our stockholders of record and our beneficial owners. All stockholders will be able to access the proxy materials. We believe that the electronic availability of materials is an appropriate proxy communication solution that will allow us to provide our stockholders with the materials they need, while lowering the cost of delivery and reducing the environmental impact of our annual meetings. Stockholders may request to receive printed copies of the proxy materials.

## Distribution of proxy materials

On or about March 19, 2026, the Notice of Annual Meeting and Internet Availability of Proxy Materials ("Notice of Internet Availability") will be distributed to many of our stockholders, either in printed form by mail or electronically by email, in lieu of mailing the printed proxy materials. The Notice of Internet Availability instructs stockholders as to how they may: (i) access and review all of the proxy materials through the Internet; (ii) submit their proxy; and (iii) receive printed proxy materials. Also on or about March 19, 2026, printed proxy materials, including our 2026 Proxy Statement and our Annual Report on Form 10-K for 2025, will be mailed to all other stockholders, as requested or required. On the mailing date, all stockholders and beneficial owners will have the ability to access all of the proxy materials on the Internet at www.proxyvote.com, on our website at http://ir.prologis.com/financials/sec-filings, or through the SEC's EDGAR system at www.sec.gov. Information contained on our website is not incorporated by reference into this proxy statement or any other report we file with the SEC.

Stockholders may request to receive proxy materials electronically by email on an ongoing basis by visiting our website and selecting the link "Consent for Electronic Delivery". You can also sign up for electronic delivery of proxy materials by following the instructions on the proxy card and Notice of Internet Availability with respect to how to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. If you register to receive future proxy materials electronically by email, you will receive an email next year with instructions on how to access those proxy materials and how to vote. If you change your email address, you will need to update your registration. Your election on how to receive proxy materials will remain in effect until you terminate it.

Stockholders will receive printed copies of the proxy materials if they have elected this form of delivery or they are participants in our 401(k) Plan. Printed copies of the proxy materials will be provided upon request at no charge by submitting a written notice to Investor Relations, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

## Voting at the annual meeting in virtual format

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares and a Notice of Internet Availability or printed proxy materials and a proxy card are being sent directly to you. As the stockholder of record, you have the right to attend and to vote virtually at the annual meeting. To be admitted to the virtual annual meeting you must enter the control number found on your proxy card or voting instruction form or notice you previously received. Even if you plan to attend the virtual annual meeting, we recommend that you authorize your proxy to vote your shares in advance so that your vote will be counted should you later decide not to attend the annual meeting.

Most of our stockholders hold their shares in street name through a broker, bank, trustee or other nominee rather than directly in their own name. In this case, you are considered the beneficial owner of shares held in street name, and a Notice of Internet Availability or printed proxy materials are being forwarded to you together with a voting instruction card by your broker, bank, trustee or nominee. As the beneficial owner, you are also invited to attend the virtual annual meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares virtually at the annual meeting unless you obtain a "legal proxy" from the broker, bank, trustee or nominee that holds your shares, which will give you the right to vote the shares at the annual meeting. You will need to contact your broker, bank, trustee or nominee to obtain a legal proxy. Follow the instructions provided on the voting instruction form provided by your broker.

## Voting without attending the annual meeting

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may direct your vote without attending the annual meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, trustee or nominee. In most cases, you will be able to do this by telephone, through the Internet or by mail. If you are a stockholder of record, please refer to the summary instructions on the proxy card included with your proxy materials or the instructions on how to vote contained in the Notice of Internet Availability. If you hold your shares in street name, the voting instructions will be communicated to you by your broker, bank, trustee or nominee. The Notice of Internet Availability also provides instructions on how you can request a printed copy of the proxy materials and proxy card, if you desire.

**By Telephone or through the Internet**—If you have telephone or Internet access, you may submit your proxy by following the instructions included with your proxy materials or, if you requested a printed copy of the proxy materials, on the proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

**By Mail**—If you requested a printed copy of the proxy materials, you may submit your proxy by mail by signing the proxy card or, for shares held in street name, by following the voting instruction card included by your broker, bank, trustee or nominee and mailing it in the postage-paid envelope that is included. If you provide specific voting instructions, your shares will be voted as you have instructed.

The telephone and Internet proxy voting facilities for stockholders of record will close at 11:59 p.m., Eastern time, on April 27, 2026, unless the meeting is postponed or adjourned, in which case such voting facilities may remain open or be reopened until the day before the postponed or adjourned meeting.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank, trustee or nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive from your broker, bank, trustee or nominee.

If you vote by telephone or through the Internet, you do not have to return a proxy card or voting instruction card. The telephone and Internet proxy voting procedures are designed to authenticate stockholders by use of a control number and to allow stockholders to confirm that their instructions have been properly recorded. The method by which you vote will in no way limit your right to vote at the annual meeting if you later decide to attend the annual meeting virtually.

## Changing your vote

You may revoke your proxy at any time and change your vote at any time before the final vote at the annual meeting. If you are a stockholder of record, you may do this by signing and submitting a written notice to Deborah K. Briones, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111, by submitting a new proxy card with a later date, by voting again by telephone or through the Internet (your latest telephone or Internet proxy is counted), or by attending the annual meeting virtually and voting by ballot at the annual meeting. If you hold your shares beneficially in street name, you will need to contact your broker, bank, trustee or nominee to determine the process for revoking a voting instruction. Merely attending the annual meeting will not revoke a proxy unless you specifically request your proxy to be revoked.

All shares that have been properly voted (for which proxies have not been revoked) will be voted at the annual meeting.

## Specific voting instructions not given

If you hold your shares directly in your name, and you sign and return a proxy card without giving specific voting instructions, the shares of common stock represented by that proxy will be voted as recommended by the Board. If you hold your shares in street name through a broker, bank, trustee or nominee and you do not provide specific voting instructions, your broker, bank, trustee or nominee will have discretion to vote such shares but only with respect to routine matters.

If no voting instructions are received from you, and you hold your shares in street name, your broker, bank, trustee or nominee will not turn in a proxy card for your shares on the non-routine matters proposed at our annual meeting. Non-routine matters are the election of directors (Proposal 1) and the advisory vote to approve the company's executive compensation for 2025 (Proposal 2).

If you hold shares in your 401(k) Plan account and do not provide the trustee of the 401(k) Plan with specific voting instructions, the trustee will vote all uninstructed shares held in our 401(k) Plan in the same proportion as how instructed shares held in the 401(k) Plan are voted.

## Vote required for proposals

**Vote Required for Proposal 1 (Election of Directors):** You may vote for, vote against or abstain from voting on any of the director nominees. Assuming a quorum is present, to elect a particular director nominee, the number of votes cast "For" a director nominee must exceed the number of votes cast "Against" the director nominee. Abstentions and broker non-votes, if any, will have no effect on the outcome of the election. A more detailed description of these majority voting procedures is provided below under "Majority Voting."

**Vote Required for Proposal 2 (Non-binding Advisory Vote to Approve the Company's Executive Compensation for 2025):** You may vote for, vote against or abstain from voting on the resolution on the company's executive compensation for 2025. Assuming a quorum is present, to be approved by the stockholders, the number of votes cast "For" the proposal must exceed the number of votes cast "Against" the proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote on this proposal.

**Vote Required for Proposal 3 (Ratification of the Appointment of Independent Public Accountant):** You may vote for, vote against or abstain from voting on ratifying the appointment of KPMG LLP as our independent public accountant for the year 2026. Assuming a quorum is present, to be approved by the stockholders, the number of votes cast "For" the proposal must exceed the number of votes cast "Against" the proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote on this proposal.

## Proxy solicitation

We pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our directors, officers or employees, in person or by telephone, facsimile or other electronic means. These people will not be specially compensated for their solicitation of proxies.

In accordance with the rules and regulations of the SEC and NYSE, we will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares of our common stock.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PROLOGIS, INC. SINCE THE DATE OF THIS PROXY STATEMENT.

# Admission to the annual meeting in virtual format

To be admitted to the annual meeting at www.virtualshareholdermeeting.com/PLD2026, you must enter the control number found on your proxy card or voting instruction form or notice you previously received. If your shares are registered directly in your name with our transfer agent, you may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting. Technical support contact information will be available on the meeting website prior to the meeting start time.

If you hold your shares in street name through a broker, bank, trustee or other nominee rather than directly in their own name, please see above under "Voting at the annual meeting in virtual format."

# Asking questions at the annual meeting in virtual format

Stockholders can ask and submit questions by typing them into the "Submit Question" field on the virtual meeting site. Questions may be asked throughout the annual meeting using the above process (or before or after the meeting by contacting our investor relations department). Questions that are not answered at the meeting will be addressed after the meeting by phone, email, meeting, disclosure on our corporate website, or otherwise as appropriate.

# Board's voting recommendations

**The Board recommends a vote:**

- **"for" the election of each of the eleven nominees to the Board named in the proxy statement (Proposal 1);**

- **"for" the approval, on an advisory basis, of the company's executive compensation for 2025 (Proposal 2); and**

- **"for" the ratification of the appointment of KPMG LLP as our independent public accountant for the year 2026 (Proposal 3);**

# Who can vote

Each issued and outstanding share of common stock is entitled to one vote on each matter properly brought before the annual meeting. Holders of record of Prologis common stock at the close of business on the record date, March 6, 2026, are entitled to notice of and to vote at the annual meeting. As of March 6, 2026, there were 932,230,676 shares of our common stock outstanding.

# Quorum requirement

There is no right to cumulative voting. A quorum is met if a majority of the shares of common stock outstanding as of the record date are represented, in person or by proxy, at the virtual annual meeting. Your shares are counted as present at the virtual meeting if you are present and entitled to vote at the meeting, if you have properly submitted a proxy card, or if you authorize your proxy to vote your shares by telephone or through the Internet.

If you are present at the virtual annual meeting in person or by proxy, but you abstain from voting on any or all proposals, your shares are still counted as present and entitled to vote for purposes of determining a quorum.

Broker non-votes are also counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares of our common stock for a beneficial owner is present at the virtual meeting, in person or by proxy, and entitled to vote, but does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions on how to vote with respect to that item from the beneficial owner.

# Majority voting

Our bylaws provide that the vote required for election of directors is a "majority of the votes cast" in uncontested elections of directors. Accordingly, directors are required to be elected by the majority of votes cast by the shares present in person or represented by proxy with respect to such director in uncontested elections. A majority of the votes cast means that the number of shares voted "For" a director nominee by the holders of shares of common stock entitled to vote on the election of directors and represented in person or by proxy at the annual meeting must exceed the number of such shares voted "Against" the director nominee. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

In a contested election (where a determination is made that the number of director nominees is expected to exceed the number of directors to be elected at a meeting), the vote standard will be a plurality of the votes cast with respect to such director. In the event of a contested election where the plurality vote standard applies, stockholders shall be permitted to vote only "for" a director nominee or to designate their vote be "withheld" from such nominee.

If a nominee who is serving as a director is not elected by a majority of the votes cast at the annual meeting, then, under Maryland law, such director would continue to serve as a "holdover director." Under our bylaws, any director who fails to be elected by a majority vote shall tender his or her resignation to the Board, subject to acceptance by the Board. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will then act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of election results. If the resignation is not accepted, the director will continue to serve until the next annual meeting and until the director's successor is duly elected and qualifies. The director who tenders his or her resignation will not participate in the Board's decision. Non-incumbent directors who are not elected at the annual meeting would not become directors and would not serve on the Board as a "holdover director."

## Proxy access

In 2016, we adopted proxy access with a "3/3/20/20" market standard. The amendment and restatement of our bylaws provides that, subject to certain requirements, a stockholder or a group of up to 20 stockholders, owning three percent or more of our outstanding common stock continuously for at least three years, can require us to include in our annual meeting proxy materials director nominations for up to 20% of the number of directors, or two directors, whichever is greater. Proxy access rights are subject to additional eligibility, procedural and disclosure requirements set forth in our bylaws.

## Stockholder recommended nominees for director

The Governance Committee will evaluate nominees for director recommended by stockholders against the same criteria that it uses to evaluate other director nominees, as described under "Board of Directors and Corporate Governance," including "Board Evaluations and Process for Selecting Directors" and "Director Qualifications." The committee will consider nominees to the Board recommended by stockholders with respect to elections to be held at an annual meeting if notice of the nomination is timely delivered in writing to our secretary prior to the meeting. See "Submitting Stockholder Proposals" for notice requirements prescribed by our bylaws.

## Additional matters present at the annual meeting

We do not anticipate any other business to be brought before the 2026 annual meeting of stockholders. In addition to the scheduled items, however, the meeting may consider properly presented stockholder proposals and matters relating to the conduct of the meeting. As to any other business, the proxies, in their discretion, are authorized to vote on other matters that may properly come before the meeting and any adjournments or postponements of the meeting.

# Submitting Stockholder Proposals

There are no stockholder proposals for consideration at the 2026 annual meeting. You may submit proposals, including director nominations, for consideration at our next annual meeting expected to be held in 2027 as follows:

**Deadline for submitting stockholder proposals for inclusion in our 2027 proxy statement.** Rule 14a-8 of the Exchange Act provides that certain stockholder proposals must be included in the proxy statement for our annual meeting. For a stockholder proposal to be considered for inclusion in the 2027 proxy statement for our 2027 annual meeting, it must be received at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) no later than November 19, 2026. The proposal must comply with Rule 14a-8 under the Exchange Act and the related requirements of the SEC regarding the inclusion of stockholder proposals in our proxy materials. We may exclude a stockholder proposal in accordance with Rule 14a-8 and applicable SEC rules, guidance and interpretations. If we determine that a proposal may be excluded based on such rules, guidance and interpretations, we will follow the procedures in effect under the SEC's rules and guidance. Proposals and nominations should be addressed to Deborah K. Briones, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

If, however, the date of the 2027 annual meeting is advanced or delayed by more than 30 days from April 28, 2027, we must receive notice a reasonable time before we begin to print and distribute our proxy materials.

**Deadline for submitting stockholder proposals or director nominations not to be included in our 2027 Proxy Statement**. If you intend to present a proposal or nomination for director at our 2027 annual meeting, but you do not intend to have it included in our 2027 proxy statement, the notice of proposal or nomination must be delivered to, or mailed and received by, us at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) not earlier than December 29, 2026, and not later than January 28, 2027.

If, however, the date of the 2027 annual meeting is advanced or delayed by more than 30 days from April 28, 2027, we must receive the notice of proposal or nomination not more than 120 days prior to the date of the 2027 annual meeting and not less than 90 days prior to the date of the 2027 annual meeting.

If less than 100 days' notice or prior public disclosure of the date of the 2027 annual meeting (which was advanced or delayed by more than 30 days from April 28, 2027) is given or made to stockholders, the deadline to receive the notice of proposal or nomination is the close of business on the 10th day following the day on which notice of the 2027 annual meeting date was mailed or publicly disclosed. Proposals and nominations should be addressed to Deborah K. Briones, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

**Deadline for submitting proxy access director nominations to be included in our 2027 proxy statement**. If you intend to present a nomination for director at our 2027 annual meeting pursuant to the proxy access provisions in our bylaws and to comply with the SEC's universal proxy rules, the notice of proxy access nomination must be delivered to, or mailed and received by, us at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) not earlier than December 29, 2026, and not later than January 28, 2027.

If, however, the date of the 2027 annual meeting is advanced or delayed by more than 30 days from April 28, 2027, we must receive the notice of nomination not more than 120 days prior to the date of the 2027 annual meeting and not less than 90 days prior to the date of the 2027 annual meeting.

If less than 100 days' notice or prior public disclosure of the date of the 2027 annual meeting (which was advanced or delayed by more than 30 days from April 28, 2027) is given or made to stockholders, the deadline to receive the notice of nomination is the close of business on the 10th day following the day on which notice of the 2027 annual meeting date was given or publicly disclosed. Proposals and nominations should be addressed to Deborah K. Briones, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

**Stockholder notice.** As set forth in our bylaws, for stockholder proposals other than director nominations, such stockholder's notice must contain, among other things, with respect to each proposed matter:

- a brief description of the business and the reasons for conducting such business at the annual meeting;
- the name of the stockholder and any "stockholder associated person" (as defined in our bylaws);
- the record address or current address, if different, of the stockholder and any stockholder associated person;
- the class, series and number of shares the stockholder and any stockholder associated person beneficially holds (including the number of shares held beneficially but not of record and the name of any nominee holder of such shares);
- any material interest the stockholder or any stockholder associated person has in such business;
- whether and the extent to which hedging or other transaction(s) have been entered into by the stockholder or on the stockholder's behalf, or by a stockholder associated person or on that person's behalf (including any agreement, arrangement or understanding made with the effect or intent to mitigate loss, manage risk of stock price changes or to increase the voting power of such stockholder or stockholder associated person) and a general description of such activity; and
- to the extent known by the stockholder giving notice, the name and address of any other stockholder supporting a proposal of other business.

Please review our bylaws for more information regarding requirements to submit a stockholder proposal outside of Rule 14a-8.

As set forth in our bylaws, for director nominations, a stockholder's notice must contain, among other things, with respect to each proposed nominee:

- the name, age, business address and residence address of the proposed nominee;

- the principal occupation or employment of the proposed nominee;

- the class, series and number of shares beneficially held by the proposed nominee, the date such shares were acquired, and the investment intent of such acquisition;

- any other information relating to the proposed nominee that is required to be disclosed under Regulation 14A of the Exchange Act;

- the proposed nominee's written consent to serve as a director if elected and, with respect to proxy access nominations, to be named in our proxy materials;

- a statement whether such person, if elected or re-elected, or as a condition thereto, will tender an irrevocable resignation effective upon failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board; and

- with respect to the stockholder giving the notice: (i) the name of the stockholder, the record address (or current address, if different) of the stockholder, and the class, series and number of shares the stockholder beneficially holds (including the number of shares held beneficially but not of record and the name of any nominee holder of such shares); (ii) whether and the extent to which hedging or other transaction(s) have been entered into by the stockholder or on the stockholder's behalf (including any agreement, arrangement or understanding made with the effect or intent to mitigate loss, manage risk of stock price changes or to increase the voting power of such stockholder) and a general description of such activity; and (iii) to the extent known by the stockholder giving notice, the name and address of any other stockholder giving notice, the name and address of any other stockholder supporting the nominee for election or re-election as a director, as well as similar information regarding any stockholder associated person.

We may require a proposed nominee to furnish other information to determine the eligibility of such proposed nominee to serve as one of our directors. Please review our bylaws for more information regarding proxy access eligibility, procedural and disclosure requirements and other relevant requirements to nominate directors.

# Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act, as amended, requires our directors, certain officers and certain beneficial owners of our common stock to file reports of holdings and transactions in our common stock with the SEC and the NYSE. Based on our records and other information available to us, we believe that, in 2025, all of the above persons and entities met all applicable SEC filing requirements, except that James B. Connor had one late report relating to one transaction, and Sarah A. Slusser had one late report relating to six transactions (covering an aggregate of 124 shares) effected through broker-managed discretionary accounts in 2025 and 2026. In addition, Ms. Slusser's Form 3 did not include her holdings (an aggregate of 109 shares) at the time she became subject to Section 16 reporting, and was subsequently amended to correct the information.

# Annual Report to Stockholders and Corporate Governance Documents

We will provide copies of our annual report to requesting stockholders, free of charge, by contacting Investor Relations, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111, telephone (415) 394-9000. Our Code of Ethics and Business Conduct, Governance Guidelines and our Audit, Compensation and Governance Committee charters can be viewed on our website at http://ir.prologis.com/governance. In addition, copies of our Code of Ethics and Business Conduct, Governance Guidelines, our Audit, Compensation and Governance Committee charters and our bylaws can be obtained by any stockholder, free of charge, upon written request to Deborah K. Briones, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

**March 19, 2026**

**San Francisco, California**

**APPENDIX A**

# Definitions and Reconciliations of GAAP and Non-GAAP Financial Measures

Please refer to our annual and quarterly financial statements filed with the Securities and Exchange Commission on Forms 10-K and 10-Q and other public reports for further information about us and our business.

**Annualized TSR** is calculated based on the stock price appreciation and dividends paid to show a total return to a stockholder over a period of time. This calculation assumes dividends are reinvested into the stock on the day the dividend is paid. We annualize TSR by converting the total return of the stock at the end of a prescribed time period to an annualized basis.

**Asset Management Fees** represents the third-party share of asset management and transactional fees from both consolidated and unconsolidated co-investment ventures.

**Assets Under Management ("AUM")** represents the estimated fair value of the real estate we own or manage through both our consolidated and unconsolidated entities. We calculate AUM by adding Investment Capacity and the third-party investors' share of the estimated fair value of the assets in the co-investment ventures to enterprise value (calculated as market equity plus our share of total debt).

**Calculation of Per Share Amounts (in thousands, except per share amounts):**

| | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 |
|---|---|---|---|---|---|---|---|
| **Net earnings** | | | | | | | |
| Net earnings | $3,322,349 | $3,725,754 | $3,053,373 | $3,358,796 | $2,933,571 | $1,473,122 | $1,566,950 |
| Noncontrolling interest attributable to exchangeable limited partnership units | 81,773 | 94,052 | 77,806 | 92,236 | 82,092 | 41,938 | 46,986 |
| **Adjusted net earnings attributable to common stockholders—Diluted** | **$3,404,122** | **$3,819,806** | **$3,131,179** | **$3,451,032** | **$3,015,663** | **$1,515,060** | **$1,613,936** |
| Weighted average common shares outstanding—Basic | 928,473 | 926,172 | 924,351 | 785,675 | 739,363 | 728,323 | 630,580 |
| Incremental weighted average effect on exchange of limited partnership units | 23,034 | 23,445 | 23,693 | 21,803 | 20,913 | 20,877 | 19,154 |
| Incremental weighted average effect of equity awards | 5,325 | 3,973 | 3,747 | 4,130 | 4,486 | 5,214 | 5,169 |
| **Weighted average common shares outstanding—Diluted** | **956,832** | **953,590** | **951,791** | **811,608** | **764,762** | **754,414** | **654,903** |
| **Net earnings per share—Basic** | $ 3.58 | $ 4.02 | $ 3.30 | $ 4.28 | $ 3.97 | $ 2.02 | $ 2.48 |
| **Net earnings per share—Diluted** | $ 3.56 | $ 4.01 | $ 3.29 | $ 4.25 | $ 3.94 | $ 2.01 | $ 2.46 |

| | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 |
|---|---|---|---|---|---|---|---|
| **Core FFO** | | | | | | | |
| Core FFO attributable to common stockholders/ unitholders | $5,561,300 | $5,304,939 | $5,334,250 | $4,187,516 | $3,172,283 | $2,864,148 | $2,164,017 |
| Noncontrolling interest attributable to exchangeable limited partnership units | 1,032 | 1,177 | 862 | 506 | 567 | 598 | 646 |
| **Core FFO attributable to common stockholders/ unitholders—Diluted** | **$5,562,332** | **$5,306,116** | **$5,335,112** | **$4,188,022** | **$3,172,850** | **$2,864,746** | **$2,164,663** |
| Less: Net Promote Income (Expense) | (48,960) | 31,714 | 478,944 | 445,169 | 43,882 | 164,366 | 120,602 |
| **Core FFO attributable to common stockholders/ unitholders, excluding Net Promote Income (Expense)—Diluted** | **$5,611,292** | **$5,274,402** | **$4,856,168** | **$3,742,853** | **$3,128,968** | **$2,700,380** | **$2,044,061** |
| Weighted average common shares outstanding—Basic | 928,473 | 926,172 | 924,351 | 785,675 | 739,363 | 728,323 | 630,580 |
| Incremental weighted average effect on exchange of limited partnership units | 23,034 | 23,445 | 23,693 | 21,803 | 20,913 | 20,877 | 19,154 |
| Incremental weighted average effect of equity awards | 5,325 | 3,973 | 3,747 | 4,130 | 4,486 | 5,214 | 5,169 |
| **Weighted average common shares outstanding—Diluted** | **956,832** | **953,590** | **951,791** | **811,608** | **764,762** | **754,414** | **654,903** |
| **Core FFO per share—Diluted** | **$ 5.81** | **$ 5.56** | **$ 5.61** | **$ 5.16** | **$ 4.15** | **$ 3.80** | **$ 3.31** |
| **Core FFO per share, excluding Net Promote Income (Expense)—Diluted** | **$ 5.86** | **$ 5.53** | **$ 5.10** | **$ 4.61** | **$ 4.09** | **$ 3.58** | **$ 3.12** |

See definition of Core FFO below in "Funds from Operations attributable to common stockholders and unitholders".

**Compound Annual Growth Rate,** also referred to as CAGR, is used to determine the annual growth rate over a specified period of time longer than one year. The compound annual growth is calculated by dividing the ending value by the beginning value and multiplying the result to the power of one divided by the number of years in the calculation and then subtracting one from the result. We determined the ten-year compound annual growth rate of our Core FFO per share at December 31, 2025, to be 10.0% by dividing the 2025 diluted Core FFO per share of $5.81 by 2015 diluted Core FFO per share of $2.23, then multiplying the result to the one-tenth power and then subtracting one from the result.

The **Dow Jones Sustainability Indices ("DJSI")** are global sustainability indices offered cooperatively by RobecoSAM and S&P Dow Jones Indices, tracking the stock performance of companies in terms of economic, environmental and social criteria.

**Estimated Value Creation** represents the value that we expect to create through our development and leasing activities. We calculate Estimated Value Creation by estimating the Stabilized NOI that the property will generate and applying a stabilized capitalization rate applicable to that property. Estimated Value Creation is calculated as the amount by which the value exceeds our TEI, including closing costs and taxes, if any, and does not include any fees or promotes we may earn.

**Estimated Weighted Average Margin** is calculated on development properties as Estimated Value Creation, less estimated closing costs and taxes, if any, on properties expected to be sold or contributed, divided by TEI.

**Fee Related Earnings ("FRE")** is a non-GAAP financial measure and component of NAV. It is used to assess the performance of our strategic capital business and enables management and investors to estimate the corresponding fair value. FRE is calculated as the third-party share of asset management fees and transactional fees that we earn from our consolidated and unconsolidated co-investment ventures, net of direct and allocated related expenses. As non-GAAP financial measures, FRE has certain limitations as an analytical tool and may vary among real estate and asset management companies.

**Funds from Operations attributable to common stockholders and unitholders ("FFO").** FFO is a non-GAAP financial measure that is commonly used in the real estate industry, with net earnings as the most directly comparable GAAP measure.

The National Association of Real Estate Investment Trusts ("NAREIT" or "Nareit") defines FFO as earnings computed under GAAP to exclude depreciation and gains and losses from sales net of any related tax, along with impairment charges, of previously depreciated properties. We exclude the gains on revaluation of equity investments upon acquisition of a controlling interest and the gain recognized from a partial sale of our investment, as these are similar to gains from the sales of previously depreciated properties. This measure excludes similar adjustments from our unconsolidated entities and the third parties' share of our consolidated ventures.

*Our FFO Measures.*

Our FFO measures begin with NAREIT's definition, with certain adjustments to calculate FFO, as modified by Prologis, and Core FFO, both as defined below, to reflect our business and execution of our management strategy. While these adjustments are subject to significant fluctuations from period to period, with both positive and negative short-term impacts, the removal of the effects of these items enhances our understanding of the core operating performance of our properties over the long term.

We use FFO, as modified by Prologis, so that management, analysts and investors are able to evaluate our performance against other REITs that do not have similar operations or operations in jurisdictions outside the U.S. We use Core FFO to (i) assess our operating performance as compared to other real estate companies; (ii) evaluate our performance and the performance of our properties in comparison with expected results and results of previous periods; (iii) evaluate the performance of our management; (iv) budget and forecast future results to assist in the allocation of resources; (v) provide guidance to the financial markets to understand our expected operating performance; and (vi) evaluate how a specific potential investment will impact our future results.

We calculate our FFO measures based on our proportionate ownership share of both our unconsolidated entities and consolidated ventures. We reflect our share of our FFO measures for unconsolidated entities by applying our average ownership percentage for the period to the applicable adjustments on an entity-by-entity basis. We reflect our share for consolidated ventures in which we do not own 100% of the equity by removing the noncontrolling interests share of the applicable adjustments based on our average ownership percentage for the applicable periods.

*FFO, as modified by Prologis*

To arrive at FFO, as modified by Prologis, we adjust the NAREIT defined FFO measure to exclude:

(i) deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

(ii) current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in earnings that is excluded from our defined FFO measure; and

(iii) foreign currency exchange gains and losses resulting from (a) debt transactions between us and our foreign entities; (b) third-party debt that is used to hedge our investment in foreign entities; (c) derivative financial instruments related to any such debt transactions; and (d) mark-to-market adjustments associated with derivative and other financial instruments.

*Core FFO*

To arrive at Core FFO, we adjust FFO, as modified by Prologis, to exclude the following:

(i) gains or losses from the disposition of land and development properties that were developed with the intent to contribute or sell;

(ii) income tax expense related to the sale of investments in real estate;

(iii) impairment charges recognized related to our investments in real estate generally as a result of our change in intent to contribute or sell these properties; and

(iv) gains or losses from the early extinguishment of debt and redemption and repurchase of preferred stock.

*Limitations on the use of our FFO measures*

While we believe our modified FFO measures are important supplemental measures, neither NAREIT's nor our measures of FFO should be used alone because they exclude significant components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Some of these limitations arise from excluding income tax expense that may be payable or depreciation and amortization expenses that reflect costs necessary to maintain operating performance. In addition, our FFO measure does not reflect changes in asset values resulting from fluctuations in market conditions or foreign currency exchange rates nor costs or benefits from settlement of deferred income taxes or the extinguishment of debt. We do not use NAREIT's nor our measures of FFO as alternatives to net earnings computed under GAAP or as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. This information should be read with our complete Consolidated Financial Statements prepared under GAAP. To assist investors in compensating for these limitations, we reconcile our modified FFO measures from consolidated net earnings attributable to common stockholders.

| | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 |
|---|---|---|---|---|---|---|---|
| Reconciliation of net earnings to FFO measures: | | | | | | | |
| Net earnings attributable to common stockholders | $3,322.3 | $3,725.8 | $3,053.4 | $3,358.8 | $2,933.6 | $1,473.1 | $1,567.0 |
| Add (deduct) NAREIT defined adjustments: | | | | | | | |
| Real estate related depreciation and amortization | 2,538.8 | 2,504.0 | 2,433.6 | 1,763.2 | 1,533.5 | 1,523.4 | 1,102.1 |
| Gains on other dispositions of investments in real estate, net of taxes (excluding development properties and land) | (684.8) | (899.3) | (157.9) | (595.0) | (748.9) | (252.2) | (390.2) |
| Adjustments related to noncontrolling interests | (47.8) | (31.3) | (38.2) | (12.7) | 5.0 | (57.4) | (8.2) |
| Our proportionate share of adjustments related to unconsolidated entities | 551.0 | 495.4 | 455.3 | 363.0 | 200.4 | 267.9 | 246.0 |
| **NAREIT defined FFO attributable to common stockholders/unitholders** | **5,679.5** | **5,794.6** | **5,746.2** | **4,877.3** | **3,923.6** | **2,954.8** | **2,516.7** |
| Add (deduct) our modified adjustments: | | | | | | | |
| Unrealized foreign currency, derivative and other losses (gains), net | 125.3 | (68.1) | 17.6 | (85.4) | (172.8) | (172.8) | 160.4 |
| Deferred income tax expense (benefit) | 4.3 | 21.1 | 17.7 | 12.6 | 1.3 | 1.3 | 0.7 |
| Current income tax expense (benefit) on dispositions related to acquired tax assets | — | — | (11.0) | (21.2) | 3.0 | 3.0 | 5.6 |
| Adjustments related to noncontrolling interests | (0.7) | — | 0.4 | — | 0.9 | 0.9 | (1.4) |
| Our proportionate share of adjustments related to unconsolidated entities | (29.1) | (7.0) | (11.2) | (41.5) | (1.1) | (1.1) | (0.2) |
| **FFO, as modified by Prologis attributable to common stockholders/unitholders** | **5,779.3** | **5,740.6** | **5,759.7** | **4,741.8** | **3,754.9** | **3,119.9** | **2,590.8** |
| Add (deduct) Core FFO defined adjustments: | | | | | | | |
| Gains on dispositions of development properties and land, net | (257.7) | (413.7) | (462.3) | (597.7) | (817.0) | (817.0) | (464.9) |
| Current income tax expense (benefit) on dispositions | 25.7 | 24.9 | 36.1 | 18.4 | 38.0 | 38.0 | 41.0 |
| Losses (gains) on early extinguishment of debt, net | 3.5 | (0.5) | (3.3) | 20.1 | 187.5 | 187.5 | 198.6 |
| Adjustments related to noncontrolling interests | 14.9 | 6.2 | 9.4 | 4.5 | 6.6 | 6.6 | (2.5) |
| Our proportionate share of adjustments related to unconsolidated entities | (4.4) | (52.5) | (5.3) | 0.4 | 2.3 | 2.3 | (27.9) |
| **Core FFO attributable to common stockholders/unitholders** | **$5,561.3** | **$5,305.0** | **$5,334.3** | **$4,187.5** | **$3,172.3** | **$2,864.2** | **$2,164.0** |

**General and Administrative Expenses ("G&A").** Our property management personnel perform the property-level management of the properties in our owned and managed portfolio, which include properties we consolidate and those we manage that are owned by the unconsolidated co-investment ventures. We allocate the costs of our property management function to the properties we consolidate (included in rental expenses) and the properties owned by the unconsolidated co-investment ventures (included in strategic capital expenses) by using the square feet owned by the respective portfolios. Strategic capital expenses also include the direct expenses associated with the asset management of the unconsolidated co-investment ventures provided by our employees who are assigned to our strategic capital segment as well as promote expenses. We do not allocate indirect costs to strategic capital expenses.

**Global Customer Retention.** The square footage of all leases commenced during the period that are rented by existing tenants divided by the square footage of all expiring leases during the reporting period. The square footage of tenants that default or buy-out prior to expiration of their lease and short-term leases of less than one year, are not included in the calculation.

**GRESB** ("Global Real Estate Sustainability Benchmark") assesses the sustainability performance of real estate and infrastructure portfolios and assets worldwide.

**Investment Capacity** is our estimate of the gross real estate that could be acquired by our co-investment ventures through the use of existing equity commitments from us and third-party investors, less any unpaid redemption requests, assuming a midpoint of the target leverage range of the ventures.

**LED lighting.** LED stands for "light-emitting diode." LED lighting is a type of energy efficient lighting.

**Liquidity** is equal to the sum of the current availability of our consolidated credit facilities ($6.4 billion) plus our consolidated cash and cash equivalents ($1.1 billion).

**Loan-to-Market Value,** or debt as a percentage of gross market capitalization, is a non-GAAP measure used by us to analyze the leverage risk in our debt risk portfolio. We make adjustments to reflect our economic ownership in each entity in which we invest, whether consolidated or unconsolidated. The following table presents the calculation of Loan-to-Market Value for the years ended December 31 (in thousands).

| | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 |
|---|---|---|---|---|---|---|---|
| Consolidated debt | $ 35,037,073 | $ 30,879,263 | $ 29,000,501 | $ 23,875,961 | $ 17,715,054 | $16,849,076 | $11,905,877 |
| Unamortized deferred financing costs and discounts, net | 540,973 | 570,646 | 576,801 | 572,275 | 69,886 | 70,945 | 88,840 |
| Consolidated debt (at par) | 35,578,046 | 31,449,909 | 29,577,302 | 24,448,236 | 17,784,940 | 16,920,021 | 11,994,717 |
| Noncontrolling interests share of consolidated debt (at par) | (22,122) | (17,224) | (17,293) | (14,842) | (15,138) | (5,708) | (6,752) |
| Prologis share of unconsolidated debt (at par) | 5,363,417 | 4,681,146 | 3,630,961 | 3,203,943 | 2,856,239 | 2,712,239 | 2,187,043 |
| Total Prologis share of debt (at par) | 40,919,341 | 36,113,831 | 33,190,970 | 27,637,337 | 20,626,041 | 19,626,552 | 14,175,008 |
| Prologis share of outstanding foreign currency derivatives | 3,423 | 4,440 | 17,507 | (61,015) | (2,236) | 16,426 | 17,506 |
| Consolidated cash and cash equivalents | (1,145,647) | (1,318,591) | (530,388) | (278,483) | (556,117) | (598,086) | (1,088,855) |
| Noncontrolling interests share of consolidated cash and cash equivalents | 26,685 | 39,200 | 32,432 | 11,251 | 19,990 | 10,619 | 103,982 |
| Prologis share of unconsolidated cash and cash equivalents | (298,652) | (339,850) | (238,881) | (448,461) | (193,143) | (167,605) | (202,342) |
| **Total Prologis share of debt, net of adjustments** | **$ 39,505,150** | **$ 34,499,030** | **$ 32,471,640** | **$ 26,860,629** | **$ 19,894,535** | **$18,887,906** | **$13,005,299** |
| Total outstanding common stock and limited partnership units | 950,912 | 949,362 | 947,323 | 945,852 | 760,180 | 759,530 | 649,792 |
| Share price at year end | $ 127.66 | $ 105.7 | $ 133.30 | $ 112.73 | $ 168.36 | $ 99.66 | $ 89.14 |
| Total equity capitalization | 121,393,426 | 100,347,563 | 126,278,156 | 106,625,896 | 127,983,905 | 75,694,760 | 57,922,459 |
| Total Prologis share of debt, net of adjustments | 39,505,150 | 34,499,030 | 32,471,640 | 26,860,629 | 19,894,535 | 18,887,906 | 13,005,299 |
| Gross market capitalization | $160,898,576 | $134,846,593 | $158,749,796 | $133,486,525 | $147,878,440 | $94,582,666 | $70,927,758 |
| **Debt as a % of gross market capitalization** | **24.6%** | **25.6%** | **20.5%** | **20.1%** | **13.5%** | **20.0%** | **18.3%** |

**Nareit** (or NAREIT) is the representative voice for real estate investment trusts and publicly traded real estate companies with an interest in U.S. real estate and capital markets.

**Net Operating Income ("NOI")** is a non-GAAP financial measure used to evaluate our operating performance and represents rental revenue less rental expenses. For our consolidated properties, it is calculated directly from our Consolidated Financial Statements as Rental Revenue less Rental Expenses.

**Net Promote Income (Expense) is** promote revenue earned from third-party investors during the period, net of related cash and stock compensation expenses, and taxes and foreign currency derivative gains and losses, if applicable.

**REIT** is defined as a real estate investment trust.

**Same Store.** Our same store metrics are non-GAAP financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net effective and cash basis.

We evaluate the performance of the operating properties we own and manage using a "same store" analysis because the population of properties in this analysis is consistent from period to period, which allows us and investors to analyze our ongoing business operations. We determine our same store metrics on property NOI, which is calculated as rental revenue less rental expense for the applicable properties in the same store population for both consolidated and unconsolidated properties based on our ownership interest, as further defined below.

We define our same store population for the three months ended December 31, 2025 as the properties in our owned and managed operating portfolio, including the property NOI for both consolidated properties and properties owned by the unconsolidated co-investment ventures at January 1, 2024, and owned throughout the same three-month period in both 2024 and 2025.

We believe the drivers of property NOI for the consolidated portfolio are generally the same for the properties owned by the ventures in which we invest and therefore we evaluate the same store metrics of the owned and managed portfolio based on Prologis' ownership in the properties ("Prologis Share").

The same store population excludes properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period (January 1, 2024) and properties acquired or disposed of to third parties during the periods. To derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the reported period-end exchange rate to translate from local currency into the U.S dollar, for both periods.

We evaluate the results of our same store portfolio on a quarterly basis. For purposes of our corporate scorecard, same-store NOI growth is reported on an owned and managed basis. The following table summarizes same store NOI and the change from the prior period for the four quarters of 2025 and on a cumulative annual basis and the square feet of the O&M portfolio used in the calculation (dollars and square feet in millions):

| | Three Months Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | **March 31** | **June 30** | **September 30** | **December 31** | **Full Year** |
| 2025 NOI—same store portfolio | $2,177.6 | $2,213.3 | $2,270.8 | $2,285.1 | $8,946.8 |
| 2024 NOI—same store portfolio | $2,068.2 | $2,121.9 | $2,185.8 | $2,182.4 | $8,558.3 |
| Percentage change | 5.3% | 4.3% | 3.9% | 4.7% | 4.5% |
| Square feet of portfolio | 1,129.1 | 1,128.6 | 1,125.6 | 1,121.8 | |

As non-GAAP financial measures, the same store metrics have certain limitations as an analytical tool and may vary among real estate companies. As a result, we provide a reconciliation of our consolidated Rental Revenues, Rental Expenses and property NOI for the full year, as included in the Consolidated Statements of Income and within Note 18 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2025 and Note 19 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2024, to the respective amounts in our same store portfolio analysis, based on our ownership interest, for the three months ended December 31 (dollars in millions):

| | Three Months Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | **March 31** | **June 30** | **September 30** | **December 31** | **Full Year** |
| **2025** | | | | | |
| Rental revenues | $1,987.3 | $2,025.3 | $2,054.2 | $2,092.1 | $ 8,158.9 |
| Rental expenses | (488.4) | (487.9) | (484.6) | (503.2) | $(1,964.1) |
| **Property NOI** | $1,498.9 | $1,537.4 | $1,569.6 | $1,588.9 | $ 6,194.8 |
| **2024** | | | | | |
| Rental revenues | $1,827.7 | $1,852.4 | $1,897.1 | $1,937.5 | $ 7,514.7 |
| Rental expenses | (454.3) | (445.2) | (427.4) | (438.5) | $(1,765.4) |
| **Property NOI** | $1,373.4 | $1,407.2 | $1,469.7 | $1,499.0 | $ 5,749.3 |

| | Three Months Ended December 31, | | |
| --- | --- | --- | --- |
| **dollars in thousands** | **2025** | **2024** | **Percentage Change** |
| Reconciliation of Consolidated Property NOI to Same Store Property NOI measures: | | | |
| Rental revenues | $2,092,107 | $1,937,507 | |
| Rental expenses | (503,222) | (438,468) | |
| **Consolidated Property NOI** | **$1,588,885** | **$1,499,039** | |
| *Adjustments to derive same store results:* | | | |
| Property NOI from consolidated properties not included in same store portfolio and other adjustments[1] | (227,993) | (188,109) | |
| Property NOI from unconsolidated co-investment ventures included in same store portfolio[1][2] | 924,232 | 871,488 | |
| Third parties' share of Property NOI from properties included in same store portfolio[1][2] | (731,132) | (697,778) | |
| **Prologis Share of Same Store Property NOI – Net Effective[2]** | **$1,553,992** | **$1,484,640** | **4.7%** |
| Consolidated properties straight-line rent and fair value lease adjustments included in the same store portfolio[3] | (117,529) | (124,064) | |
| Unconsolidated co-investment ventures straight-line rent and fair value lease adjustments included in the same store portfolio[3] | (36,692) | (22,969) | |
| Third parties' share of straight-line rent and fair value lease adjustments included in the same store portfolio[2][3] | 27,016 | 12,814 | |
| **Prologis Share of Same Store Property NOI – Cash[2][3]** | **$1,426,787** | **$1,350,421** | **5.7%** |

(1) We exclude properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the periods and properties acquired or disposed of to third parties during the periods. We also exclude one-time items due to early lease terminations, including termination fees received from customers and the write-off of related lease assets and liabilities, that are not indicative of the property's recurring operating performance in order to evaluate the growth or decline in each property's rental revenues. Same Store Property NOI is adjusted to include an allocation of property management expenses for our consolidated properties based on the property management services provided to each property (generally, based on a percentage of revenues). On consolidation, these amounts are eliminated and the actual costs of providing property management and leasing services are recognized as part of our consolidated rental expense.

(2) We include the Property NOI for the same store portfolio for both consolidated properties and properties owned by the co-investment ventures based on our investment in the underlying properties. In order to calculate our share of Same Store Property NOI from the co-investment ventures in which we own less than 100%, we use the co-investment ventures' underlying Property NOI for the same store portfolio and apply our ownership percentage at December 31, 2025 to the Property NOI for both periods, including the properties contributed during the periods. We adjust the total Property NOI from the same store portfolio of the co-investment ventures by subtracting the third parties' share of both consolidated and unconsolidated co-investment ventures.

During the periods presented, certain wholly owned properties were contributed to a co-investment venture and are included in the same store portfolio. Neither our consolidated results nor those of the co-investment ventures, when viewed individually, would be comparable on a same store basis because of the changes in composition of the respective portfolios from period to period (e.g. the results of a contributed property are included in our consolidated results through the contribution date and in the results of the venture subsequent to the contribution date based on our ownership interest at the end of the period). As a result, only line items labeled "Prologis Share of Same Store Property NOI" are comparable period over period.

(3) We further remove certain noncash items (straight-line rent and fair value lease amortization) included in the financial statements prepared in accordance with U.S. GAAP to reflect a Same Store Property NOI - Cash measure.

We manage our business and compensate our executives based on the same store results of our owned and managed portfolio at 100% as we manage our portfolio on an ownership blind basis. We calculate those results by including 100% of the properties included in our same store portfolio.

**Stabilization** is defined as the earlier of when a property that was developed has been completed for one year, is contributed to a co-investment venture following completion or is 90% occupied.

**Stabilized NOI** is equal to the estimated twelve months of potential gross rental revenue (base rent, including above or below market rents plus operating expense reimbursements) multiplied by 95% to adjust income to a stabilized vacancy factor of 5%, minus estimated operating expenses.

**Total Expected Investment ("TEI")** represents total estimated cost of development or expansion, including land, development and leasing costs. TEI is based on current projections and is subject to change.

**Total Stockholder Return ("TSR")** is calculated based on the stock price appreciation and dividends paid to show a total return to a stockholder over a period of time. This calculation assumes dividends are reinvested into the stock on the day the dividend is paid.